As filed with the Securities and Exchange Commission on January 12, 2011
Registration No. 333-168904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENDOCYTE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	35-1969-140
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906
(765) 463-7175
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

P. Ron Ellis
President and Chief Executive Officer
3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906
(765) 463-7175
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

David J. Segre, Esq. Elton Satusky, Esq. Scott K. Murano, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Bruce K. Dallas, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of the proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering	Aggregate	Amount of
Securities to be Registered	be Registered(2)	Price Per Share(1)	Offering Price(1)(2)	Registration Fee(3)
Common stock, par value $0.001 per share	6,152,500	$15.00	$92,287,500	$10,715

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on a range of sales prices between $13.00 and $15.00.

(2)	Includes shares which the underwriter has the option to purchase to cover over-allotments, if any.

(3)	Of the amount stated, $6,149.63 was previously paid in the initial filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 12, 2011

5,350,000 Shares

Common Stock

This is the initial public offering of shares of common stock by Endocyte, Inc. We are offering shares of our common stock. We anticipate the initial public offering price will be between $13.00 and $15.00 per share.

We expect our common stock to be listed on The NASDAQ Global Market under the symbol “ECYT”.

This investment involves risk. See “Risk Factors” beginning on page 12.

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting Discount and Commissions	$	$
Proceeds, Before Expenses, to Endocyte, Inc.	$	$

We have granted the underwriters the right to purchase up to 802,500 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about          , 2011.

RBC Capital Markets	Leerink Swann

Wedbush PacGrow Life Sciences	Baird

The date of this prospectus is          , 2011

SMALL MOLECULE DRUG CONJUGATES

We use a modular approach to develop our proprietary small molecule drug conjugates, or SMDCs.

Drug Payload
Linker System
Targeting Ligand

The folate receptor is one of the cellular targets we use to enable the delivery of highly active drugs specifically to diseased cells.

Folate receptor positive ovarian cancer patient

ENDOCYTE

SMALL MOLECULAR DRUG CONJUGATES We use a modular approach to develop proprietary SMDCs. The folate receptor is among the cellular targets enabling the delivery of highly active drugs specifically to diseased cells.
We are also developing companion imaging diagnostics for each of our SMDCs that are designed to identify the patients whose disease over-expresses the target of the therapy and who are therefore more likely to benefit from treatment. Drug Payload Linker System Targeting Ligand Folate receptor positive ovarian patient 1 Folate SMDC binds to the high affinity folate receptor. 2 Upon binding to the folate receptor, the folate SMDC is internalized via endocytosis. 3 The SMDC is cleaved inside endosome. 4 Drug payload escapes and exerts activity on cell. 5 Folate receptor recycles to the cell surface. The reduced folate carrier binds with low affinity. SMDCs will not enter cell through the reduced folate carrier.
Our drug candidates are in clinical trails, we have no approved products and have not generated any revenue from commercial sales to date.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Through and including          , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “Endocyte,” “we,” “us” and “our” refer to Endocyte, Inc., a Delaware corporation.

Overview

We are a biopharmaceutical company developing targeted therapies for the treatment of cancer and inflammatory diseases. We use our proprietary technology to create novel small molecule drug conjugates, or SMDCs, and companion imaging diagnostics. Our SMDCs actively target receptors that are over-expressed on diseased cells, relative to healthy cells. This targeted approach is designed to enable the treatment of patients with highly active drugs at greater doses, delivered more frequently, and over longer periods of time than would be possible with the untargeted drug alone. We are also developing companion imaging diagnostics for each of our SMDCs that are designed to identify the patients whose disease over-expresses the target of the therapy and who are therefore more likely to benefit from treatment. This combination of an SMDC with its companion imaging diagnostic is designed to personalize the treatment of patients by delivering effective therapy, selectively to diseased cells, in the patients most likely to benefit.

Our lead SMDC, EC145, targets the folate receptor, which is frequently over-expressed in some of the most prevalent, and difficult to treat solid tumor indications, including ovarian, non-small cell lung, breast, colorectal, kidney, endometrial and other cancers. We identify the presence of the folate receptor in cancer patients by using EC20, our proprietary companion imaging diagnostic for EC145. We have chosen platinum-resistant ovarian cancer, or PROC, a highly treatment-resistant disease, as our lead indication for development of EC145 because of the high unmet need in treating this patient population and the high percentage of ovarian cancer patients whose tumors over-express the targeted folate receptor. In the final progression free survival, or PFS, analysis of PRECEDENT, our randomized phase 2 clinical trial in women with PROC, EC145 increased PFS from a median of 11.7 weeks to a median of 21.7 weeks, representing an 85 percent improvement over standard therapy (p=0.031). The “p” represents p-value, which is the probability that the difference observed between the treatment arm and the control arm is due to chance, in this case 3.1 percent. We studied a subset of patients in which 100 percent of their target lesions over-expressed the folate receptor as determined by an EC20 scan, which patients we refer to as EC20(++). We treated these EC20(++) patients with a combination of EC145 and PLD and observed a median PFS of 24.0 weeks compared to a median of 6.6 weeks for patients receiving PLD alone, an improvement of over 260 percent. The hazard ratio was 0.381 (p=0.018), or a reduction in the risk of progression of 61.9 percent. We anticipate beginning enrollment in PROCEED, our phase 3 registration trial for EC145, in the first half of 2011.

We are also developing EC145 for use in non-small cell lung cancer, where we have completed a phase 2 single-arm clinical trial in heavily pre-treated patients and observed a disease control rate, or DCR, of 57 percent at the eight week assessment in patients whose target tumors were all identified as over-expressing the folate receptor. This compares to historical DCRs ranging from 21 to 30 percent reported in other trials of approved therapies in less heavily pre-treated patients. In a subset of EC20(++) patients who had received three or fewer prior therapies, the DCR was 70 percent. We also evaluated OS in EC20(++) patients (n=14) compared to patients in which at least one of the target lesions, but not all, over-expressed the folate receptor, which patients we refer to as EC20(+) (n=14). Median OS improved from 14.9 weeks for EC20(+) patients to 47.2 weeks for EC20(++) patients. The hazard ratio was 0.539, meaning EC20(++) patients were 46.1 percent less likely to die when compared to EC20(+) patients when receiving EC145 (p=0.101).

We currently have no commercial products and we have not received regulatory approval for, nor have we generated commercial revenue from, any of our product candidates. Our net loss for the years ended December 31, 2007, 2008, and 2009, and for the nine months ended September 30, 2009 and 2010 was $13.7 million, $18.5 million, $17.0 million, $11.4 million and $16.7 million, respectively. As of September 30, 2010, we had a retained deficit of $94.7 million.

Technology Platform and Product Pipeline

Our technology platform has enabled us to develop multiple new SMDCs and companion imaging diagnostics for a range of disease indications, with an initial focus on oncology and inflammatory diseases. Our SMDCs are comprised of three modules: a targeting ligand, a linker and a drug payload. The foundation of our technology is our high-affinity small molecule targeting ligands, which bind to over-expressed receptors on target cells, while largely avoiding healthy cells. We are developing a number of different targeting ligands to address a broad range of cancers and inflammatory diseases. Our linker system attaches the targeting ligand to the drug payload. It is designed to be stable in the bloodstream, but to release the active drug from the targeting ligand when the SMDC is taken up by the diseased cell. The drug payload is the biologically active component of our SMDCs. The majority of our drug payloads are highly active molecules that are too toxic to be administered in their untargeted forms at therapeutic dose levels. To create our companion imaging diagnostics, we replace the drug payload of the SMDC with an imaging agent that is easily seen with widely available nuclear imaging equipment.

Below is a table listing our current SMDCs and companion imaging diagnostics.

Lead SMDC Candidate (EC145) and Advanced Clinical Trials

Our lead SMDC candidate, EC145, consists of a highly cytotoxic anti-cancer drug, DAVLBH, joined by a linker system to the targeting ligand, folate. DAVLBH is a member of a class of proven anti-cancer drugs that destabilize microtubules within the cell, leading to cell death. As folate is required for cell division, many rapidly dividing cancer cell types have been found to over-express high-affinity folate receptors. These folate receptors on cancer cells bind with high-affinity to EC145 and bring it inside the cell through a process known as endocytosis. Once EC145 is inside the cell, the linker system is cleaved, releasing the active drug payload within the cancer cell.

We have completed final PFS analysis for PRECEDENT, our randomized phase 2 clinical trial of EC145 in 149 women with PROC. PRECEDENT is a randomized controlled trial in which patients received EC145 in combination with pegylated liposomal doxorubicin, or PLD, versus PLD alone, which is a current standard of care. The primary endpoint of the trial is progression free survival, or PFS. Historically, PROC has proven difficult to treat, and no approved therapy has extended either PFS or overall survival, or OS, in a randomized trial.

In the final PRECEDENT PFS analysis of 149 patients and 95 PFS events, the combination therapy with EC145 and PLD increased median PFS by 85 percent over therapy with PLD alone. Median PFS increased from a median of 11.7 weeks in the PLD arm to a median of 21.7 weeks in the EC145 and PLD combination therapy arm (p=0.031). The hazard ratio was 0.626, meaning patients receiving EC145 were 37.4 percent less likely to have died or have their cancer progress compared to patients receiving only PLD. The graph below compares PFS in patients receiving EC145 and PLD versus PLD alone. This observed improvement in median PFS was provided in the context of low additional toxicity over PLD. In addition, this analysis suggests an early positive trend in OS with 81 percent of patients treated with EC145 and PLD alive at six months versus 72 percent of patients alive at six months when treated with PLD alone. The OS data set has a 66 percent censoring rate, includes only 50 events and is not considered mature. We currently expect that we will receive final OS data from the PRECEDENT trial by the first quarter of 2012.

Kaplan-Meier curve for PFS in PRECEDENT

The predictive power of our EC20 companion imaging diagnostic was also evaluated in the PRECEDENT trial. In an analysis of EC20(++) patients, an increased improvement in PFS was observed. In this subgroup of 38 patients having a greater over-expression of the folate receptor, PFS improved from a median of 6.6 weeks for patients receiving PLD alone to a median of 24.0 weeks for patients receiving the combination of EC145 and PLD, an improvement of over 260 percent. The hazard ratio was 0.381 (p=0.018) or a reduction in the risk of progression of 61.9 percent.

We are planning to commence enrollment of our PROCEED phase 3 registration trial of EC145 for the treatment of women with PROC in the first half of 2011. PROCEED will share the same fundamental design characteristics of the PRECEDENT trial, except that it will be a double-blinded trial, it will measure PFS based on radiological progression alone without including clinical progression, and it will be powered for an OS analysis with a planned enrollment of 512 patients. The primary endpoint, 2 to 1 randomization, dose and schedule are the same as those used in the PRECEDENT trial. As was the case with the PRECEDENT trial, PROCEED’s primary endpoint will be PFS. We intend to exclude patients who have none of their target lesions over-express the folate receptor as determined by an EC20 scan, which patients we refer to as EC20(-), resulting in a population of EC20(+) and EC20(++) patients. Based on data we collected in the PRECEDENT trial, and the EC145 mechanism of action, we believe that these patients are not expected to benefit from treatment with EC145. PROCEED will also include a co-primary PFS endpoint for EC145 for EC20(++) patients. EC20(+) patients are those patients who have some, but not all, of their target lesions over-express the folate receptor as determined by an EC20 scan. If PROCEED meets either primary endpoint, we intend to file a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, for use of EC145 in combination with PLD in EC20(+) and EC20(++) patients with PROC or in EC20(++) patients with PROC. The FDA has stated that PROCEED must provide evidence of persuasive and robust statistically significant clinical benefit. If we fail to demonstrate a benefit of this magnitude, we would expect that the FDA would require us to conduct a second phase 3 clinical trial in order to file an NDA and receive marketing approval of EC145 for the treatment of PROC. In addition, the results of PROCEED may not yield safety and efficacy results sufficient to be approved by the FDA for commercial sale.

Our second indication for EC145 is non-small cell lung cancer, or NSCLC. Lung cancer is the leading cause of cancer-related death worldwide and an area of high unmet medical need. Although several therapies are commercially available for the treatment of first and second line NSCLC, ultimately, in most patients the therapy fails and their cancer grows. In our clinical trials that incorporated EC20, approximately 80 percent of NSCLC tumors over-express the folate receptor. As a result, we believe NSCLC is also an attractive indication for EC145 development. In a phase 2 single-arm trial in NSCLC patients who had at least one tumor that over-expressed the folate receptor, EC145 met the primary endpoint by demonstrating clinical benefit, as well as improved median PFS and OS in EC20(++) patients. We plan on defining the development strategy for this indication in 2011 and will execute a trial or trials as funding becomes available.

EC20 and Companion Imaging Diagnostics

We believe the future of medicine includes not only safer and more effective drugs, but also the ability to identify the appropriate therapy for a particular patient. We are committed to this approach, which is commonly referred to as personalized medicine or predictive medicine.

To create a companion imaging diagnostic targeting the same diseased cells as the SMDC, we replace the drug payload with a radioisotope imaging agent. The companion imaging diagnostic allows for real-time, full-body assessment of the receptor target without requiring an invasive tissue biopsy.

Using full-body imaging, the receptor expression can be measured in every tumor and monitored throughout treatment. EC20 is the companion imaging diagnostic for all of our SMDCs that target the folate receptor. EC20 is a conjugate of the targeting ligand, folate, and the radioisotope imaging agent, technetium-99m. Following intravenous administration, EC20 rapidly binds to tumors that over-express the folate receptor, allowing the treating physician to distinguish between patients who are EC20 positive or EC20 negative within one to two hours following its administration. In our phase 2 single-arm clinical trials and the randomized phase 2 PRECEDENT trial with EC145, we have seen correlations between favorable therapeutic outcomes and uptake of our companion imaging diagnostic, which we believe supports this approach. We intend to utilize EC20 as part of our planned phase 3 clinical trial for EC145 and use the data from this trial to file an NDA with the FDA for the approval of EC20 for use in women with PROC.

Other Pipeline Programs

We are developing a number of other SMDCs and companion imaging diagnostics which leverage our modular platform technology. For example, EC0489 utilizes an alternative linker system to alter the biodistribution of the drug, which may allow for higher dosage of drug payload than that found in EC145. EC0225 utilizes two distinct and highly active drugs, DAVLBH and mitomycin-C. These two drugs are attached to a single targeting ligand and are delivered simultaneously to cancer cells, which may increase the overall anti-cancer activity of the SMDC. In EC17, we incorporate hapten as the drug payload, which can elicit an immunologic response from the host immune system in order to facilitate tumor-cell killing. In EC0652, we replace the folate receptor ligand with a ligand that binds to prostate specific membrane antigen, or PSMA.

Beyond cancer, we have discovered that activated macrophages, a type of white blood cell found at sites of acute and chronic inflammation, also over-express the folate receptor. Activated macrophages release a variety of mediators of inflammation that contribute to a broad range of diseases, such as rheumatoid arthritis, osteoarthritis, inflammatory bowel disease and psoriasis. We have a number of SMDCs in preclinical development for autoimmune disease that are designed to inhibit the production of pro-inflammatory cytokines by activated macrophages. In preclinical models of rheumatoid arthritis, our SMDCs targeted to activated macrophages result in significant reduction in inflammation and prevention of bone destruction that often accompanies these diseases. For example, EC0746 is an SMDC constructed with the targeting ligand, folate, and an inhibitor of cellular metabolism, called aminopterin. In preclinical models, we observed that EC0746 was safe and reduced inflammation more than the most commonly prescribed anti-inflammatory agent, methotrexate, and the anti-TNF-alpha agent, etanercept.

Our Strategy

Our strategy is to develop and commercialize SMDCs to treat patients who suffer from a variety of cancers and inflammatory diseases that are not well addressed by currently available therapies. The critical elements of our business strategy are to:

•	obtain marketing approval of our phase 3-ready SMDC, EC145, for treatment of women with platinum-resistant ovarian cancer;

•	expand the use of EC145 to other cancers including NSCLC;

•	build a pipeline of SMDCs by leveraging our technology platform;

•	develop companion imaging diagnostics for each of our therapies; and

•	build commercial capabilities and partner to maximize the value of our SMDCs.

Patents and Proprietary Rights

We own or have rights to 63 issued patents and 178 patent applications worldwide covering our core technology, SMDCs and companion imaging diagnostics. Our U.S. patent covering our core technology and our lead SMDC, EC145, expires in 2026, and our U.S. patent covering the EC145 companion imaging diagnostic, EC20, expires in 2024. We entered into exclusive, worldwide licenses that currently encompass 32 issued patents and 80 patent applications for select folate-targeted technology and for select technology related to PSMA owned by Purdue Research Foundation, a non-profit organization which manages the intellectual property of Purdue University. These exclusive, worldwide license agreements expire on the expiration date of the last to expire of the patents licensed thereunder, including those that are issued on patents currently pending and on matters not yet filed. Purdue Research Foundation may terminate the licenses for material default by us, in the event we fail to meet public demand for approved products or upon our bankruptcy. We have royalty obligations to Purdue Research

Foundation based on sales of products that are designed, developed or tested using the licensed technology as well as annual minimum royalty obligations.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the heading the “Risk Factors” beginning on page 12, and include but are not limited to the following:

•	We currently have no commercial products and we have not received regulatory approval for, nor have we generated commercial revenue from, any of our product candidates. As a result, it is difficult to predict our future commercial success and the viability of any of our product candidates.

•	We are dependent on the success of our lead drug candidate, EC145, which has completed phase 2 clinical development. Recent PRECEDENT results may not be predictive of the results of our phase 3 clinical trial, and as a result, may not be sufficient for approval of EC145. Furthermore, EC145 may not be approved even if we achieve the primary endpoints of our phase 3 clinical trial.

•	We have never been profitable and have incurred net operating losses since our inception. Our net loss for the years ended December 31, 2007, 2008, and 2009, and for the nine months ended September 30, 2009 and 2010 was $13.7 million, $18.5 million, $17.0 million, $11.4 million and $16.7 million, respectively. As of September 30, 2010, we had a retained deficit of $94.7 million. We anticipate that our operating losses will increase over the next several years.

•	We will need to raise substantial additional funds to achieve our goals. A failure to raise such additional funds may require us to delay, limit, reduce or terminate current or planned activities.

•	We expect that any product candidate that we commercialize will compete with existing, market-leading products and those that are currently in development. For example, even if EC145 is approved by the FDA for the treatment of PROC, it may compete with current therapies or other products in late-stage development, which may prove to be safer and more effective.

•	We currently have no marketing, sales or distribution capabilities. If our product candidates receive regulatory approval, we intend to establish our sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products.

•	If we do not establish development or commercialization collaborations, we may have to alter our development and marketing plans. As we progress with the clinical development of our SMDCs, we may seek to collaborate with select pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our product candidates in the United States or internationally. If we are unable to negotiate collaborations on acceptable terms, we may need to curtail the development of a product candidate, reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

•	Our inability to obtain adequate patent protection for our product candidates or technology platform or failure to successfully defend against any third-party infringement claims could also adversely affect our business.

•	We are subject to risks associated with the availability of key raw materials.

Our Corporate Information

We were incorporated in the State of Indiana in 1995, and we were reincorporated in the State of Delaware in 2001. Our principal executive offices are located at 3000 Kent Avenue, Suite A1-100, West Lafayette, Indiana 47906, and our telephone number is (765) 463-7175. Our website address is www.endocyte.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

The name “Endocyte” and our logo are our trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	5,350,000 shares

Common stock to be outstanding after this offering	19,235,831 shares

Initial public offering price per share	$14.00

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $67.7 million, or approximately $78.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $14.00 per share, which is the midpoint of the filing range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use substantially all of the net proceeds from this offering to fund our phase 3 clinical trial related to the use of EC145 and EC20 in PROC and to move preclinical products forward in the development process. We intend to use the remainder of our net proceeds, if any, for working capital and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this transaction.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	‘‘ECYT”

The number of shares of our common stock to be outstanding following this offering is based on 12,898,436 shares of our common stock outstanding as of September 30, 2010, which excludes:

•	133,968 shares of common stock issuable upon the exercise of warrants for our Series C-3 convertible preferred stock at an exercise price of $8.12 per share;

•	560,259 shares of common stock issuable upon the exercise of options outstanding under the 1997 Stock Plan with a weighted-average exercise price of $2.01 per share;

•	1,516,697 shares of common stock issuable upon the exercise of options outstanding under the 2007 Stock Plan with a weighted-average exercise price of $3.09 per share;

•	192,987 shares of common stock reserved for future issuance as of September 30, 2010 under the 2007 Stock Plan;

•	the issuance of Subordinated Convertible Promissory Notes in December 2010 and January 2011;

•	1,308,900 shares of common stock reserved for issuance under the 2010 Equity Incentive Plan, which will become effective in connection with this offering, and any future increase in shares reserved for issuance under such plan; and

•	261,780 shares of our common stock reserved for future issuance under the 2010 Employee Stock Purchase Plan, which will initially become effective upon approval by our Board of Directors at its discretion on a date following this offering, and any future increase in shares reserved for issuance under such plan.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,747,564 shares of common stock upon the closing of this offering;

•	the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 133,968 shares of common stock upon the closing of this offering;

•	automatic conversion of all of the outstanding Subordinated Convertible Promissory Notes, or Subordinated Notes, into 987,395 shares of our common stock at an assumed conversion price of $11.90 (85 percent of the midpoint of the filing range set forth on the cover page of this prospectus);

•	no exercise of options outstanding as of September 30, 2010;

•	the filing of our amended and restated certificate of incorporation immediately prior to the effectiveness of this offering and adoption of our amended and restated bylaws;

•	no exercise by the underwriters of their over-allotment option; and

•	a 1.00 for 1.91 reverse split of the shares of our common stock and our convertible preferred stock.

SUMMARY FINANCIAL DATA

We have derived the summary statement of operations data for the year ended December 31, 2007, 2008 and 2009 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statement of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In Thousands Except Share and Per Share Amounts)

Revenue:
Total revenue	$1,082	$500	$3,000	$3,000	$—
Operating expenses:
Research and development	11,305	13,323	14,804	10,680	11,271
General and administrative	4,401	4,786	3,934	2,677	4,722

Total operating expenses	15,706	18,109	18,738	13,357	15,993

Loss from operations	(14,624)	(17,609)	(15,738)	(10,357)	(15,993)
Other income (expense):
Interest income	1,297	682	49	43	3
Interest expense	(25)	(1,579)	(1,436)	(1,142)	(670)
Other income (expense)	(306)	13	119	65	(85)

Total other income (expense)	966	(884)	(1,268)	(1,034)	(752)

Loss before income taxes	(13,658)	(18,493)	(17,006)	(11,391)	(16,745)
Income tax (benefit) expense	—	—	—	—	—

Net loss	$(13,658)	$(18,493)	$(17,006)	$(11,391)	$(16,745)

Basic and diluted loss per share(1)	$(15.76)	$(20.54)	$(18.67)	$(12.50)	$(18.24)
Shares used in computation of basic and diluted loss per share	866,530	900,141	911,081	911,081	917,799
Pro forma basic and diluted loss per share (unaudited)(2)			$(1.34)		$(1.32)

Shares used in computation of pro forma basic and diluted loss per share (unaudited)			12,658,710		12,665,428

	As of September 30, 2010
			Pro Forma
	Actual	Pro Forma(2)	As Adjusted(3),(4)
		(Unaudited)
		(In Thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,067	$24,817	$92,474
Working capital	4,747	21,788	89,445
Total assets	11,357	28,444	96,101
Senior debt	9,891	14,811	14,811
Subordinated notes	—	13,824	—
Convertible preferred stock	89,799	—	—
Total stockholders’ equity (deficit)	(92,367)	(4,270)	77,210

(1)	See Note 15 of the notes to our financial statements for a description of the method used to compute basic and diluted loss per share attributable to common stockholders.

(2)	Pro forma to reflect (i) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering, (ii) the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series C-3 preferred stock into warrants to purchase shares of our common stock immediately prior to completion of this offering, (iii) the impact of accessing the remaining tranche of $5.0 million with Mid-Cap Financial, or Mid-Cap, and Silicon Valley Bank, or SVB, (iv) the issuance of warrants to Mid-Cap and SVB in consideration for the loan amount and interest rate, to purchase convertible preferred stock, (v) the conversion, but not the exercise, of all warrants issued to Mid-Cap and SVB to purchase convertible preferred stock into warrants to purchase shares of our common stock immediately prior to completion of this offering, and (vi) the impact of proceeds received from the issuance of our Subordinated Notes, but not the conversion of such Notes into shares of our common stock. See Note 2 of the notes to our financial statements for further discussion.

(3)	Pro forma as adjusted to reflect (i) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering, (ii) the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series C-3 preferred stock into warrants to purchase shares of our common stock immediately prior to the completion of this offering, (iii) our receipt of estimated net proceeds of $67.7 million from our sale of shares of common stock in this offering at an assumed public offering price of $14.00 per share, which is the midpoint of the filing range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iv) the automatic conversion of all of our outstanding Subordinated Notes into 987,395 shares of our common stock at an assumed conversion price of $11.90 (85 percent of the midpoint of the filing range set forth on the cover page of this prospectus), assuming the gross proceeds of this offering exceed $50.0 million.

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the filing range set forth on the cover page of this prospectus, would increase (decrease) cash, cash equivalents and short-term investments and each of working capital, total assets and total stockholders’ equity (deficit) by $5.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease cash, cash equivalents and short-term investments and each of working capital, total assets and total stockholders’ equity (deficit) by approximately $13.0 million. A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the filing range set forth on the cover of this prospectus, would increase or decrease the number of shares issued upon conversion of the Subordinated Notes by 65,826 or 75,953 shares of our common stock, respectively. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

This investment in our common stock involves a high degree of risk. You should carefully read and consider the following risk factors, in addition to the other information set forth in this prospectus, including our financial statements and the related notes, before purchasing shares of our common stock. If any of these risks actually occurs, our business, business prospects, financial condition, operating results or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are not profitable and have incurred losses in each year since our inception in December 1995. We have not generated any revenue from product sales to date. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss for the year ended December 31, 2007, 2008, and 2009, and for the nine months ended September 30, 2009 and 2010 was $13.7 million, $18.5 million, $17.0 million, $11.4 million and $16.7 million, respectively. As of September 30, 2010, we had a retained deficit of $94.7 million. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our small molecule drug conjugates, or SMDCs, and companion imaging diagnostics, and begin to commercialize any approved products. As such, we are subject to all the risks incident to the creation of new SMDCs and companion imaging diagnostics, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our approved products fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We are a clinical-stage company with no approved products, which makes it difficult to assess our future viability.

We were incorporated in December 1995, are a clinical-stage company and, as of September 30, 2010, have not derived any revenue from the sales of our products. Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing our technology, undertaking preclinical studies and clinical trials of our product candidates and engaging in research and development under collaboration agreements. We have not yet demonstrated an ability to obtain regulatory approval, formulate and manufacture commercial-scale products, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, it is difficult to predict our future success and the viability of any commercial programs that we may choose to take forward. From our inception through September 30, 2010, we have derived non-grant related revenues of $11.9 million from payments under collaborative agreements with Bristol-Myers Squibb, or BMS, and Sanofi-Aventis. We do not expect any further payments under these agreements, neither of which are still in force.

We are highly dependent on the success of our lead SMDC, EC145, and we cannot give any assurance that we will successfully complete its clinical development, or that it will receive regulatory approval or be successfully commercialized.

Our lead SMDC, EC145, has been evaluated in a randomized phase 2 clinical trial for the treatment of women with platinum-resistant ovarian cancer, or PROC, and we recently completed a phase 2 single-arm clinical trial for advanced non-small cell lung cancer, or NSCLC. Our future trials may not be successful, and EC145 may never receive regulatory approval or be successfully commercialized. We may fail to obtain necessary marketing approvals for EC145 from the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory authorities if our clinical development program for EC145 fails to demonstrate that it is safe and effective to the satisfaction of such authorities, or if we have inadequate financial or other resources to advance EC145 through clinical trials. Even if EC145 receives regulatory approval, we may not be successful in marketing it for a number of reasons, including the introduction by our competitors of more clinically-effective or cost-effective alternatives or failure in our sales and marketing efforts. Any failure to obtain approval of EC145 and successfully commercialize it would have a material and adverse impact on our business.

The results of previous clinical trials may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

The clinical trials of our product candidates are, and the manufacturing and marketing of any approved products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each indication for which we intend to market such product candidate. This process can take many years and requires the expenditure of substantial financial and human resources and may include post-marketing trials and surveillance. To date, we have not completed any randomized phase 3 clinical trials. We have completed two phase 2 single-arm and one phase 2 randomized clinical trials with EC145 for the treatment of patients with advanced ovarian cancer and NSCLC. We have three other product candidates in phase 1 clinical trials. In addition, we have other product candidates in the discovery and preclinical testing stages.

Positive results from preclinical studies and early clinical trials should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, even after promising results in earlier trials. We will be required to demonstrate with substantial evidence through adequate and well-controlled clinical trials, including our planned phase 3 trial of EC145 for the treatment of women with PROC, that our product candidates are safe and effective for use in the target population before we can seek regulatory approvals for their commercial sale.

Further, our product candidates may not be approved even if they achieve the primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design or our interpretation of data from preclinical studies and clinical trials. For example, while we have discussed with the FDA the design of our initial phase 3 randomized clinical trial for the approval of EC145 to treat women with PROC, we have not sought a Special Protocol Assessment, or SPA, from the FDA for this clinical trial, and therefore do not have the FDA’s agreement that the trial design is adequate to support a new drug application, or an NDA, for EC145. Accordingly, it is possible that the FDA will not view this phase 3 trial as adequate support of an NDA, based on the endpoints chosen or other elements of the trial design.

In our end of phase 2 meeting with the FDA related to EC145, the FDA stated that, because of the difficulty in reliably determining cancer progression based on imaging studies in ovarian cancer, its office policy is to require that the primary endpoint for an ovarian cancer registration trial be overall survival, or OS. However, the FDA stated that we may choose, at our own risk, to conduct a phase 3 trial in which progression free survival, or PFS, is the primary endpoint; provided that for such a trial to be the basis for approval, the PFS results must be very robust statistically and clinically meaningful, and the trial must be powered to demonstrate a statistically significant OS benefit. In addition to evaluating PFS in the patient population whose lesions over-expressed the folate receptor, EC20(+) and EC20(++) patients, we also plan to conduct a PFS analysis of the EC20(++) patient subset as part of the PROCEED clinical trial protocol. Even if our phase 3 trial meets either of its PFS primary endpoints, a positive trend in OS at the time of filing our NDA may be required for approval or the FDA may delay consideration of approval until final OS data becomes available, which would result in significant additional costs and delay our ability to market EC145 for this indication. The FDA also noted that the final OS analysis from our phase 3 trial would be required as a post-marketing commitment should approval be granted based upon PFS. In addition, if the FDA approves EC145 based upon meeting either of our PFS primary endpoints, in certain circumstances the approval could be withdrawn if any required post-marketing trials or analyses do not meet FDA requirements. Furthermore, as is typical for cancer drug approvals, the FDA stated that for the initial approval of EC145 to be based on a single phase 3 clinical trial, the trial must provide evidence of persuasive and robust statistically significant clinical benefit such that it would be considered unethical to conduct another trial. If we fail to demonstrate a benefit of this magnitude in our planned phase 3 trial, we would expect that the FDA would require us to conduct a second phase 3 trial in order to receive marketing approval of EC145 for the treatment of PROC. Such a requirement would result in significant additional cost and would delay our ability to market EC145 for this indication.

Patients in our initial phase 3 trial will be imaged with our companion imaging diagnostic, EC20, prior to treatment with EC145. Although EC20 is part of our phase 3 trial design, there can be no assurance that this trial will provide a sufficient basis for approval of an NDA for EC20. Similarly, we can provide no assurance to you that EC145 will be approved without EC20 approval. In addition, although we expect to exclude EC20(-) patients from our PROCEED trial, there can be no assurance that the FDA will not require us to include these patients in the trial.

The FDA, and other regulatory authorities, may change requirements for the approval of our product candidates even after reviewing and providing non-binding comment on a protocol for a pivotal phase 3 clinical trial that has the potential to result in FDA approval. In addition, regulatory authorities may also approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

There is a high risk that our development and clinical activities will not result in commercial products, and we will have invested in our current development and clinical programs, to the exclusion of others, for several more years before it is known whether one or more of our product candidates will receive regulatory approval or be commercially introduced.

Our product candidates are in various stages of development and are prone to the risks of failure inherent in biopharmaceutical development. We will need to complete significant additional clinical trials before we can demonstrate that our product candidates are safe and effective to the satisfaction of the FDA and other non-U.S. regulatory authorities. Clinical trials are expensive and uncertain processes that take years to complete. Failure can occur at any stage of the process. Further, even if our product candidates receive required regulatory approvals, we cannot assure you that they will be successful commercially. In addition, we have a large number of product candidates in our development pipeline, and while we invest in the technology and indications that we believe are most promising, financial and resource constraints may require us to forego or delay opportunities that may ultimately have greater commercial potential than those programs we are currently actively developing.

The coverage and reimbursement status of newly approved biopharmaceuticals is uncertain, and failure to obtain adequate coverage and adequate reimbursement of EC145 or other product candidates could limit our ability to generate revenue.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. The commercial success of our product candidates, including EC145, in both domestic and international markets will depend in part on the availability of coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, and managed care organizations. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs and, as a result, they may not cover or provide adequate payment for our product candidates. These payors may conclude that our product candidates are less safe, less effective or less cost-effective than existing or later introduced products, and third-party payors may not approve our product candidates for coverage and reimbursement or may cease providing coverage and reimbursement for these product candidates. Because each country has one or more payment systems, obtaining reimbursement in the United States and internationally may take significant time and cause us to spend significant resources. The failure to obtain coverage and adequate reimbursement for our product candidates or healthcare cost containment initiatives that limit or deny reimbursement for our product candidates may significantly reduce any future product revenue.

In the United States and in other countries, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. International, federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. The U.S. government and other governments have shown significant interest in pursuing healthcare reform, as evidenced by the recent passing of the Patient Protection and Affordable Care Act and its amendment, the Health Care and Education Reconciliation Act. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third-party payors. In addition, in some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. The continuing efforts of U.S. and other governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce healthcare costs may adversely affect our ability to set prices for our products, which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

In some countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our product candidates is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

Our development activities could be delayed or stopped for a number of reasons, many of which are outside our control, including failure to recruit and enroll patients for clinical trials.

We do not know whether our current clinical trials will be completed on schedule, or at all, and we cannot guarantee that our future planned clinical trials will begin on time, or at all. Our current and planned clinical trials could be substantially delayed or prevented by several factors, including:

•	limited number of, and competition for, suitable sites to conduct our clinical trials;

•	government or regulatory delays and changes in regulatory requirements, policy and guidelines;

•	delay or failure to obtain sufficient supplies of the product candidate for our clinical trials as a result of non-compliance of current Good Manufacturing Practice, or cGMP, of our suppliers or for other reasons;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms with prospective sites or investigators; and

•	delay or failure to obtain institutional review board, or IRB, approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	unforeseen safety issues;

•	lack of efficacy evidenced during clinical trials, which risk may be heightened given the advanced state of disease and lack of response to prior therapies of patients in our clinical trial for EC145 in PROC;

•	termination of our clinical trials by an IRB at one or more clinical trial sites;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols; and

•	inability to monitor patients adequately during or after treatment or high patient dropout rates.

For example, we have in the past experienced slower than expected rates of patient recruitment and enrollment with our PRECEDENT trial due to a number of reasons, including slower than expected clinical trial site activations due to prolonged contract negotiations and delays in scheduling or approval by IRBs, lack of qualified patients at a particular site, competition with other clinical trials for patients, and clinical investigator scheduling and availability due to vacations or absences.

Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities or us. For example, a Data Safety Monitoring Board, or DSMB, will monitor PROCEED and could recommend closing the trial based on the results of a pre-specified interim futility analysis or any observed unexpected safety concern that may occur during the trial. Failure or significant delay in completing clinical trials for our product candidates could materially harm our financial results and the commercial prospects for our product candidates.

Even if we are able to obtain regulatory approval of EC145 based on our initial phase 3 clinical trial, marketing will be limited to our intended indication of PROC and not ovarian cancer generally, or any other type of cancer.

Even if we are able to obtain regulatory approval of EC145 based on our initial phase 3 clinical trial, PROCEED, and formulate and manufacture a commercial-scale product, our marketing of EC145 will be limited to our initial intended indication of PROC and not ovarian cancer generally, or any other type of cancer. According to the American Cancer Society, approximately 21,500 new cases of ovarian cancer were reported in the United States in 2009. Of those ovarian cancer cases, approximately 50 percent of patients will eventually develop PROC. Marketing of EC145, if approved for our intended indication, will be limited to those women with ovarian cancer who demonstrate a resistance to platinum-based therapies and who are EC20(+) or EC20(++). The intended indication for use may be further limited to only patients who are EC20(++). Marketing efforts for EC145 outside of our approved indication of PROC will require additional regulatory approvals, which we may never pursue or receive.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval or commercialization.

Common side effects of EC145 include abdominal pain, vomiting, constipation, nausea, fatigue, loss of appetite and peripheral sensory neuropathy. Because our products have been tested in relatively small patient populations and for limited durations to date, additional side effects may be observed as their development progresses.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or discontinue clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if one of our products receives marketing approval and we or others later identify undesirable side effects caused by this product:

•	regulatory authorities may withdraw their approval of this product;

•	we may be required to recall this product, change the way this product is administered, conduct additional clinical trials or change the labeling of this product;

•	this product may be rendered less competitive and sales may decrease; or

•	our reputation may suffer generally both among clinicians and patients.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

We may not obtain approval to market our product candidates outside the United States or negotiate satisfactory pricing for our product candidates in foreign jurisdictions, which could adversely impact our future profitability.

We intend to seek approval to market certain of our product candidates in both the United States and in non-U.S. jurisdictions. In order to market our products in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. To date, we have not filed for marketing approval for any of our product candidates and may not receive the approvals necessary to commercialize our product candidates in any market. The approval procedure varies among countries and can involve additional testing and data review. The time and safety and efficacy data required to obtain foreign regulatory approval may differ from that required to obtain

FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions, including approval by the FDA. The failure to obtain regulatory approval in any jurisdiction could materially harm our business.

We will require substantial additional funding which may not be available to us on acceptable terms, or at all.

We are advancing multiple product candidates through clinical development. As of September 30, 2010, our working capital was $4.7 million. We will need to raise substantial additional capital to continue our clinical development and commercialization activities. Moreover, we will need to raise additional capital if the proceeds from this offering are insufficient to fund PROCEED in its entirety.

Our future funding requirements will depend on many factors, including but not limited to:

•	our need to expand our research and development activities;

•	the rate of progress and cost of our clinical trials and the need to conduct clinical trials beyond those planned;

•	the costs associated with establishing a sales force and commercialization capabilities;

•	the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

•	the costs and timing of seeking and obtaining approval from the FDA and non-U.S. regulatory authorities;

•	our ability to maintain, defend and expand the scope of our intellectual property portfolio;

•	our need and ability to hire additional management and scientific and medical personnel;

•	the effect of competing technological and market developments;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems appropriate for a public company; and

•	the economic and other terms and timing of collaboration, licensing or other arrangements into which we may enter.

Until we can generate a sufficient amount of revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity financings, debt financings or strategic collaborations. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs, or enter into collaboration or other arrangements with other companies to provide such funding for one or more of such clinical trials or programs in exchange for our affording such partner commercialization or other rights to the product candidates that are the subject of such clinical trials or programs.

We believe that the proceeds we receive from this offering and our existing cash, cash equivalents and short-term investments will be sufficient to support our current operating plan through at least the end of the third quarter of 2012. We will require additional funding through either collaboration arrangements, borrowings or sales of additional securities to commercialize any of our SMDCs or companion imaging diagnostics. In addition, if the FDA requires us to undertake a second phase 3 clinical trial or obtain final OS data from PROCEED, the net proceeds from this offering will not be sufficient for such purposes. However, our operating plan may change as a result of many factors currently unknown to us, and we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to existing stockholders, restrict our operations or require us to relinquish rights.

We may seek the additional capital necessary to fund our operations through public or private equity financings, debt financings, and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends, or which impose financial covenants on us that limit our operating flexibility to achieve our business objectives. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. In addition, we cannot assure you that additional funds will be available to us on favorable terms or at all.

If our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address various types of cancer and other indications we treat or may treat in the future. We are currently developing cancer therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Also, our lead SMDC, EC145, is being clinically developed not as a primary therapy but as a therapy for patients whose tumors have developed resistance to chemotherapy, which limits its potential addressable market. Products we may develop in the future are also likely to face competition from other drugs and therapies. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large biopharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. Additional mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated by our competition. Competition may increase further as a result of advances in the commercial applicability of technologies currently being developed and a greater availability of capital investment in those fields. These companies also have significantly greater research and marketing capabilities than we do. Some of the companies developing products which may compete with EC145 include Roche Holdings, Eisai Company, Nektar Therapeutics, Sunesis Pharmaceuticals, Eli Lilly and Sanofi-Aventis. In addition, many universities and U.S. private and public research institutes are active in cancer research, the results of which may result in direct competition with EC145 or other of our product candidates.

In certain instances, the drugs which will compete with our product candidates are widely available or established, existing standards of care. To compete effectively with these drugs, our product candidates will need to demonstrate advantages that lead to improved clinical safety or efficacy compared to these competitive products. We cannot assure you that we will be able to achieve competitive advantages versus alternative drugs or therapies. If our competitors market products that are more effective, safer or less expensive than our product candidates, if any, or that reach the market sooner than our product candidates, if any, we may not achieve commercial success.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to recruit and enroll patients for our clinical trials;

•	the results of our clinical trials and the efficacy and safety of our product candidates;

•	the speed at which we develop our product candidates;

•	achieving and maintaining compliance with regulatory requirements applicable to our business;

•	the timing and scope of regulatory approvals, including labeling;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

•	our ability to protect intellectual property rights related to our product candidates;

•	our ability to commercialize and market any of our product candidates that may receive regulatory approval;

•	our ability to have our partners manufacture and sell commercial quantities of any approved product candidates to the market;

•	acceptance of our product candidates by physicians, other healthcare providers and patients; and

•	the cost of treatment in relation to alternative therapies.

In addition, the biopharmaceutical industry is characterized by rapid technological change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. Also, because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively.

If we fail to attract and retain key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and preclinical and clinical personnel. The loss of the services of any of our senior management, including Ron Ellis, our President and Chief Executive Officer, Philip Low, our Chief Science Officer, and Michael Sherman, our Chief Financial Officer, could delay or prevent the commercialization of our product candidates. We maintain “key man” insurance policies on the lives of these officers; however, we generally do not expect the proceeds from any of these policies to adequately compensate us for the loss of any these individuals. We employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason and with or without notice. We will need to hire additional personnel as we continue to expand our research and development activities and build a sales and marketing function.

We have scientific and clinical advisors who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses, particularly in Indiana. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede the achievement of our research and development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements in a timely fashion, or at all, and our business may be harmed as a result.

As we evolve from a company primarily involved in clinical development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators and suppliers. Maintaining these relationships and managing our future growth will impose significant added responsibilities on members of our management and other personnel. We must be able to: manage our development efforts effectively; manage our clinical trials effectively; hire, train and integrate additional management, development, administrative and sales and marketing personnel; improve our managerial, development, operational and finance systems; and expand our facilities, all of which may impose a strain on our administrative and operational infrastructure.

We currently have no marketing, sales or distribution capabilities. If our product candidates receive regulatory approval, we intend to establish our sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. To the extent that we enter into co-promotion or other licensing arrangements, our product revenue is likely to be lower than if we directly marketed or sold our products. In addition, any revenue we receive will depend in whole or in part upon the efforts of such third parties, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

If we do not establish development or commercialization collaborations, we may have to alter our development and marketing plans.

Our development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses. Our strategy includes potentially selectively collaborating with leading biopharmaceutical, pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our product candidates in the United States or internationally. Although we are not currently party to any collaboration agreements, we may enter into collaborations in the future, especially for target indications in which the potential collaborator has particular therapeutic expertise or for markets outside of the United States. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue. In addition, even if we do enter into one or more development or commercialization arrangements, we cannot assure you that the objectives of such arrangements will be realized or that the arrangement will not be terminated or expire. For example, we previously entered into an exclusive license agreement with BMS in a collaboration to develop and commercialize folate conjugates, which was terminated in June 2010, we believe as a result of a change in its strategic focus.

We rely on third parties to conduct clinical trials for our product candidates and plan to rely on third parties to conduct future clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct phase 2 or phase 3 clinical trials for any of our product candidates. We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct all of our clinical trials of our product candidates; however, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and other non-U.S. regulatory authorities require us to comply with regulations and standards, commonly referred to as Good Clinical Practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Our reliance on third parties does not relieve us of these responsibilities and requirements. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to lack of compliance with GCPs or for any other reason, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated, and such lack of compliance with GCPs may render any such clinical data potentially worthless to us and jeopardize the integrity and viability of the affected clinical trials.

We rely on third parties to manufacture and supply our product candidates.

We do not currently own or operate manufacturing facilities for clinical or commercial production of our product candidates. We have limited experience in drug formulation or manufacturing, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We rely on four third-party suppliers to make the key components of EC145. The linker system for EC145 is currently obtained from a single source supplier. Should that source be interrupted, we may be delayed in obtaining alternative supply and, as a result, our manufacturing of EC145 could be disrupted. We believe that we currently have, or can access, sufficient supplies of all of the other key components of EC145 in sufficient quantities to conduct and complete our PROCEED clinical trial; however, there is only one manufacturer we are aware of that has the capacity to manufacture EC145 in the quantities that our development and future commercialization efforts, if any, may require. If this manufacturer was unable to produce EC145 in the amounts that we require, we may not be able to obtain a sufficient alternative supply from another supplier on a timely basis and in the quantities we require and as a result, PROCEED, our other clinical trials or our commercialization plans may be significantly impaired. We do not have any long-term supply arrangements with any of these third parties and obtain our raw materials on a purchase order-basis. We expect to continue to depend on third-party contract manufacturers for the foreseeable future.

If for some reason our contract manufacturers cannot perform as agreed, we may be unable to replace them in a timely manner and the production of our product candidates would be interrupted, resulting in delays in clinical trials and additional costs. For example, we are currently obtaining clinical trial quantities of EC145 and our other product candidates from our contract manufacturers. We have no experience with managing the manufacturing of commercial quantities of any of our product candidates and scaling-up production to commercial quantities could take us significant time and result in significant costs, both of which could delay commercialization of EC145 for PROC or any other indication or of any of our other SMDCs. Switching manufacturers may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer prior to manufacturing our product candidates. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates after receipt of FDA approval to manufacture any of our product candidates. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all.

To date, our product candidates have been manufactured in small quantities for preclinical studies and clinical trials by third-party manufacturers. If the FDA or other regulatory agencies approve any of our product candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved product candidates, as is the case with EC145. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Additionally, any third-party manufacturer we retain to manufacture our product candidates on a commercial scale must pass an FDA pre-approval inspection for conformance to the cGMPs before we can obtain approval of our product candidates. If we are unable to successfully increase the manufacturing capacity for a product candidate in conformance with cGMPs, the regulatory approval or commercial launch of such products may be delayed or there may be a shortage in supply.

Our product candidates require precise, high quality manufacturing. Failure by our contract manufacturers to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously harm our business. Contract manufacturers may encounter difficulties involving production yields, quality control and quality assurance. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and non-U.S. authorities to ensure strict compliance with cGMP and other applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers’ compliance with these regulations and standards.

We are subject to risks associated with the availability of key raw materials such as technetium-99m.

Our EC20 companion imaging diagnostic requires the use of the radioisotope technetium-99m, or Tc-99m, and there is currently a limited supply of Tc-99m worldwide. Tc-99m for nuclear medicine purposes is usually extracted from Tc-99m generators, which contain molybdenum-99, or Mo-99, as the usual parent nuclide for Tc-99m. The majority of Mo-99 produced for Tc-99m medical use comes from fission of highly enriched uranium from only five reactors around the world located in Canada, Belgium,

South Africa, the Netherlands and France. Although Tc-99m is used in various nuclear medicine diagnostics utilized by healthcare providers, Tc-99m has a very short half-life (6 hours). As a result, healthcare providers extract Tc-99m from generators which use Mo-99. Mo-99 itself has a short half-life (2.75 days) and is sent to the nuclear medicine pharmacy directly from one of the five reactors. Accordingly, Tc-99m diagnostics are made on-site at the clinic, and neither Tc-99m nor Mo-99 can be inventoried. Sources of Tc-99m may be insufficient for our clinical trial site needs due to its limited supply globally. For example, global shortages of Tc-99m emerged in the past few years because aging nuclear reactors in the Netherlands and Canada that provided about two-thirds of the world’s supply of Mo-99 were shut down repeatedly for extended maintenance periods and two replacement Canadian reactors constructed in the 1990s were closed before beginning operation for safety reasons.

We use, and plan to continue to use, EC20 or other companion imaging diagnostics that employ Tc-99m in our clinical trials. For example, EC20 is a component of PROCEED and, in the future, if our clinical trial sites are not able to obtain sufficient quantities of Tc-99m for use in EC20, we may not be able to gather sufficient data on EC20 during PROCEED and as a result, the approval of EC20 may be delayed. In addition, to the extent the approval of our product candidates depends on the screening and monitoring of the patient population with a companion imaging diagnostic such as EC20 in our clinical trials, we would experience a corresponding delay in approval and commercialization of these SMDCs if we are not able to obtain sufficient Tc-99m.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to product liability claims. We currently maintain product liability insurance coverage in an amount of up to $6.0 million, which we believe is adequate for our clinical trials currently in progress. We monitor the amount of coverage we maintain as the size and design of our clinical trials evolve and intend to adjust the amount of coverage we maintain accordingly. However, we cannot assure you that such insurance coverage will fully protect us against some or all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our business.

If we violate the rules and regulations governing our business, including guidelines pertaining to promotion and advertising of our clinical candidates or approved products, we may be subject to disciplinary action by the FDA’s Division of Drug Marketing, Advertising, and Communications or other regulatory bodies.

Our business is subject to significant regulation both in the United States and internationally. The FDA’s Division of Drug Marketing, Advertising, and Communications, or DDMAC, is responsible for reviewing prescription drug advertising and promotional labeling to ensure that the information contained in these materials is not false or misleading. There are specific disclosure requirements and the applicable regulations mandate that advertisements cannot be false or misleading or omit material facts about the product. Prescription drug promotional materials must present a fair balance between the drug’s effectiveness and the risks associated with its use. Most warning letters from DDMAC cite inadequate disclosure of risk information or promotion of off-label use.

DDMAC prioritizes its actions based on the degree of risk to the public health, and often focuses on newly introduced drugs and those associated with significant health risks. There are two types of letters that DDMAC typically sends to companies that violate its drug advertising and promotional guidelines: notice of violation letters, or untitled letters, and warning letters. In the case of an untitled letter, DDMAC typically alerts the company of the violation and issues a directive to refrain from future violations, but does not typically demand other corrective action. A warning letter is typically issued in cases that are more serious or where the company is a repeat offender. We may violate DDMAC’s guidelines in the future and be subject to a DDMAC untitled letter or warning letter, which may require restrictions on our ability to market our product candidates or even require full market withdrawal, either of which will have a negative impact on our business.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our activities involve the controlled storage, use, and disposal of hazardous materials, including corrosive, explosive and flammable chemicals, biologic waste and various radioactive compounds. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for the handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.

In the event of an accident, state or federal authorities may curtail our use of these materials, and we could be liable for any civil damages, which may exceed our financial resources and may seriously harm our business. We currently maintain insurance covering hazardous waste clean up costs in an amount of up to $25,000 per site. While we believe that the amount of insurance we carry is sufficient for typical risks regarding our handling of these materials, it may not be sufficient to cover extraordinary or unanticipated events. Additionally, an accident could damage, or force us to temporarily shut down, our operations. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2009, we had federal net operating loss carryforwards, or NOLs, of $73.9 million to offset future taxable income, which expire in various years beginning in 2022, if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the U.S. Internal Revenue Code, or Code, a corporation that experiences a more-than 50 percent ownership change over a three-year testing period is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, many of the causes of which are outside of our control, could result in an ownership change under Section 382 of the Code. Our NOLs may also be impaired under state law. As a result of these limitations, we may not be able to utilize a material portion of the NOLs.

Risks Related to Intellectual Property

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend in part on our ability to obtain additional patents and protect our existing patent position as well as our ability to maintain adequate protection of other intellectual property for our technologies, product candidates, and any future products in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The laws of some foreign countries do not protect our proprietary rights to the same extent or in the same manner as U.S. laws, and we may encounter significant problems in protecting and defending our proprietary rights in these countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, product candidates and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. We cannot be certain that our patent applications will be approved or that any patents issued will adequately protect our intellectual property. For example, our issued patents do not claim composition of matter protection for the drug payloads connected to the linker system and targeting ligand modules of our SMDCs. In addition, we generally do not control the patent prosecution of subject matter that we license from others, including those licensed from Purdue Research Foundation, a non-profit organization which manages the intellectual property of Purdue University. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would over our own and would need to involve Purdue Research Foundation in legal proceedings to enforce these intellectual property rights. Moreover, the patent positions of biopharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles are often evolving and remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, we do not know whether:

•	we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	any of our product candidates will be Orange Book eligible;

•	others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaboration partners will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable;

•	the U.S. government will exercise any of its statutory rights to our intellectual property that was developed with government funding; or

•	our business may infringe the patents or other proprietary rights of others.

The actual protection afforded by a patent varies based on products or processes, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, the validity and enforceability of the patents and our financial ability to enforce our patents and other intellectual property. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or any of our collaboration partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors and we may not have adequate remedies in respect of that disclosure. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

The intellectual property protection for our product candidates is dependent on third parties.

With respect to patent applications relating to our product candidates that incorporate patents licensed from Purdue Research Foundation, the right and obligation to prosecute and maintain the patents and patent applications covered by these license agreements are retained by Purdue Research Foundation. Generally, we do not have the right to prosecute and maintain such patents in our territories, unless Purdue Research Foundation elects not to file, prosecute or maintain any or all of such patents. We would need to determine, with our other potential partners, who would be responsible for the prosecution of patents relating to any joint inventions. If any of our licensing partners fail to appropriately prosecute and maintain patent protection for any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

If we breach any of the agreements under which we license commercialization rights to our product candidates or technology from third parties, we could lose license rights that are important to our business.

We license the use, development and commercialization rights for some of our product candidates, and we expect to enter into similar licenses in the future. For example, we licensed exclusive worldwide rights from Purdue Research Foundation, pursuant to a license agreement, which enables us to use and administer EC145 in the treatment of cancer. Under this license we are subject to commercialization and development, diligence obligations, sublicense revenue sharing requirements, royalty payments and other obligations. If we fail to comply with any of these obligations or otherwise breach this license agreement or any other current or future licenses, our licensing partners may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Generally, the loss of any of current or future licenses or the exclusivity rights provided therein could materially harm our financial condition and operating results.

The patent protection for our product candidates may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. For example, one of our U.S. patents claims compounds encompassing EC145 and is due to expire in 2026, and our other U.S. patents claim compounds encompassing EC20 and are due to expire in 2024. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review. However, we cannot be certain that such an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extension period will be. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is commonplace in our industry, we employ individuals who were previously employed at other biopharmaceutical companies, including our competitors or potential competitors. Although we have not received any claim to date, we may be subject in the future to claims that our employees or prospective employees are subject to a continuing obligation to their former employers, such as non-competition or non-solicitation obligations, or claims that our employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management.

If we are sued for infringing intellectual property rights of third parties, litigation will be costly and time-consuming and could prevent us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our not infringing the patents and proprietary rights of other parties and not breaching any collaboration or other agreements we have entered into with regard to our technologies and product candidates. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the areas of targeted therapy and targeted diagnostics, including cytotoxic agents and other active compounds and formulations comprising such compounds.

Because patent applications can take several years to issue, if they are issued at all, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. It is uncertain whether the issuance of any third-party patent would require us to alter our products or processes, obtain licenses or cease activities related to the development or commercialization of our product candidates. If we wish to use the technology or compound claimed in issued and unexpired patents owned by others, we may need to obtain a license from the owner, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that the owner asserts that any of our product candidates infringe its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that we may require to discover, develop or commercialize our products may have a material adverse impact on us.

There is a substantial amount of litigation involving intellectual property in the biopharmaceutical industry generally. If a third party asserts that our products or technologies infringe its patents or other proprietary rights, we could face a number of risks that could seriously harm our results of operations, financial condition and competitive position, including:

•	infringement and other intellectual property claims, which would be costly and time-consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that our product candidates or technologies infringe a competitor’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our technologies or our product candidates unless the third-party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do;

•	if a license is available from a third party, we may have to pay substantial royalties or lump sum payments or grant cross-licenses to our patents or other proprietary rights to obtain that license; and

•	redesigning our products so they do not infringe, which may not be possible or may require substantial monetary expenditure and time.

Although we are not currently a party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert these claims against us or against the current or future licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, if at all, which could seriously harm our business or financial condition.

One or more third-party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties file patent applications in technologies that also claim technology to which we have rights, we may have to participate in interference proceedings with the U.S. Patent and Trademark Office, or USPTO, or non-U.S. patent regulatory authorities, as applicable, to determine priority of invention.

We may become involved in lawsuits to protect enforce our patents or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. To the extent such claims relate to patents held by the Purdue Research Foundation, it would have to file such an infringement lawsuit since we do not have the independent right to enforce the Purdue Research Foundation’s intellectual property. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our current or future collaborators. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if a prevailing party does not offer us a license on terms that are acceptable to us. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees. We may not be able to prevent, alone or with our collaborators, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Prior to this offering, there has been no public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained after this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock resulting from changes in our operating performance or prospects. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	results from, and any delays in, our current or planned clinical trials, including PROCEED;

•	announcements of FDA non-approval of our product candidates, including EC145, or delays in FDA or other non-U.S. regulatory authority review processes;

•	FDA or other U.S. or non-U.S. regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our product candidates;

•	failure or discontinuation of any of our research or clinical trial programs;

•	delays in the commercialization of our product candidates;

•	our ability to effectively partner with collaborators to develop or sell our products;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our quarterly operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new products by us or our competitors;

•	issues in manufacturing our product candidates;

•	market acceptance of our product candidates;

•	deviations in our operating results from the estimates of securities analysts;

•	coverage and reimbursement policies of governments and other third-party payors;

•	sales of our common stock by our officers, directors or significant stockholders;

•	price and volume fluctuations in the overall stock market from time to time;

•	general economic conditions and trends;

•	major catastrophic events;

•	our ability to expand our operations, domestically and internationally, and the amount and timing of expenditures related to this expansion; and

•	additions or departures of key personnel.

In addition, the stock markets in general, and the markets for biopharmaceutical, pharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

The initial public offering price for our common stock will be determined through our negotiations with the underwriters, and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control and may not be related to our operating performance or the progress of the clinical trials of our product candidates. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our common stock may decline, possibly materially. These fluctuations could cause you to lose all or part of your investment in our common stock.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to raise capital by selling equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon closing of this offering, we will have 19,288,185 outstanding shares of common stock based on the number of shares outstanding on December 31, 2010 and assuming conversion of the Subordinated Notes, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after December 31, 2010. The shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	no shares will be eligible for sale immediately upon closing of this offering; and

•	13,938,185 shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders beginning 180 days after the date of this prospectus, subject to extension in certain circumstances.

We and all of our directors and officers, as well as the stockholders, have agreed that, without the prior written consent of RBC Capital Markets, LLC and Leerink Swann LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as described under the heading “Underwriting.”

The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lockup. After the closing of this offering, we intend to register approximately 1,501,887 shares of common stock that have been reserved for future issuance under our stock incentive plans.

In addition, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, our holders of registrable securities are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. The holders of at least 50 percent of these registrable securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of shares of their common stock, subject to our right, in certain circumstances, to defer such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3, subject to certain conditions and limitations. Finally, these holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, which include the registration of the shares issued and issuable under our equity incentive plans and shares sold in this offering, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwritten offering.

The existence or exercise of these registration rights may result in the perception of or actual sales of substantial amounts of our common stock in the public market following this offering, which may make it difficult for us to raise additional capital.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than five percent of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 32.1 percent of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of our common stock.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on their judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $(9.99) per share based on an assumed initial public offering price of $14.00 per share, the midpoint of the filing range shown on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. These provisions include:

•	establishing a classified board so that not all members of our Board of Directors are elected at one time;

•	authorizing “blank check” preferred stock that our Board of Directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	eliminating the ability of stockholders to call a special stockholder meeting;

•	eliminating the ability of stockholders to act by written consent;

•	being subject to provisions of Section 203 of the Delaware General Corporate Law regulating corporate takeovers;

•	providing that our Board of Directors is expressly authorized to make, alter or repeal our bylaws; and

•	establishing advance notice requirements for nominations for elections to our Board of Directors or for proposing other matters that can be acted upon by stockholders at stockholder meetings.

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to realize a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our current credit facility and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

The limitations on personal liability of our directors in our certificate of incorporation, our bylaws and our indemnification agreements may prevent litigation that may be beneficial to our stockholders.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation, bylaws and our indemnification agreements that we have entered into with our directors and officers to be in effect upon the closing of this offering will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors. Such limitations on personal liability may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. Also, such limitation of liability provisions may reduce the likelihood of derivative litigation against our directors, even though an action, if successful, might benefit us and our stockholders.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to the Company.

Our certificate of incorporation provides that we may indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws and our indemnification agreements that we have entered into with our directors and officers to be effective upon completion of this offering will provide that:

•	We shall indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our Board of Directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend the bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Establishing, maintaining and improving our financial controls and the requirements of being a public company may strain our resources and divert management’s attention, and if we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of The NASDAQ Stock Market LLC. As a privately held company, we have not been subject to these reporting requirements, and so have not yet performed procedures to determine our compliance with Section 404 of the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

Section 404 of the Sarbanes-Oxley Act requires that beginning with our annual report for the year ending December 31, 2011, management report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control and financial reporting environment. Prior to this offering, we have not been required to comply with Section 404 of the Sarbanes-Oxley Act. As a result, we have not evaluated our compliance with Section 404 of the Sarbanes-Oxley Act. There can be no assurance that we will not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. The presence of material weaknesses could result in financial statement errors which, in turn, could require us to restate our operating results. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. We have a substantial effort ahead of us to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results, our stock price could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on The NASDAQ Global Market.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our product candidates, projected cash needs and our expected future revenues, operations and expenditures. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize EC145;

•	our ongoing and planned preclinical studies and clinical trials and our approach to seeking FDA approval of our product candidates;

•	the potential benefits of, and our ability to enter into, collaboration arrangements;

•	the timing and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our plans to leverage our linker system platform technology to discover and develop additional product candidates;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy for EC145 and our other product candidates;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•	other risks and uncertainties, including those described under the heading “Risk Factors.”

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and trials conducted by third parties. While we believe that each of these trials and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 5,350,000 shares of our common stock that we are selling in this offering will be approximately $67.7 million, based on an assumed initial public offering price of $14.00 per share, the midpoint of the filing range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $78.1 million. A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the filing range on the front cover of this prospectus, would increase or decrease the net proceeds to us from this offering by $5.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease cash, cash equivalents and short-term investments and each of working capital, total assets and total stockholders’ equity (deficit) by approximately $13.0 million.

We expect to use substantially all of the net proceeds from this offering to fund our operating plan through the completion of final analysis of the co-primary PFS endpoints for our PROCEED phase 3 clinical trial related to the use of EC145 and EC20 in PROC and to move preclinical product candidates forward in the development process. If the FDA requires us to undertake a second phase 3 clinical trial or obtain final OS data from PROCEED, the net proceeds from this offering will not be sufficient for such purposes. We will require additional funding through either collaboration arrangements, borrowings or sales of additional securities to commercialize any of our SMDCs or companion imaging diagnostics. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses. We currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so. We intend to use the remainder of our net proceeds, if any, for working capital and other general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including cash flows from our operations and the anticipated growth of our business. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, opportunities to acquire products, technologies or businesses or other factors.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our Board of Directors may deem relevant. In addition, provisions contained in our current credit facility restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2010 on:

•	an actual basis;

•	a pro forma basis to reflect (i) the conversion of all outstanding shares of our convertible preferred stock into 11,747,564 shares of our common stock immediately prior to the completion of this offering, (ii) the impact of accessing the remaining term loan tranche of $5.0 million with Mid-Cap and SVB, (iii) the issuance of warrants to Mid-Cap and SVB in consideration for the loan amount and interest rate, to purchase convertible preferred stock, and (iv) the conversion, but not the exercise, of all outstanding warrants to purchase 133,968 shares of our Series C-3 convertible preferred stock into warrants to purchase shares of our common stock immediately prior to the completion of this offering, (v) the issuance, but not the conversion, of our Subordinated Notes; and

•	a pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of 5,350,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the filing range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the automatic conversion of all of our outstanding Subordinated Notes into 987,395 shares into our common stock, which assumes a conversion price of 85 percent of the midpoint of the filing range set forth on the cover of this prospectus. The conversion also assumes that the gross proceeds of this offering exceed $50.0 million. In addition, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the number of shares issued upon conversion of the Subordinated Notes by 65,826 or 75,953 shares of our common stock, respectively.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2010
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(Unaudited)
	(In Thousands)

Cash, cash equivalents and short-term investments	$8,067	$24,817	$92,474

Senior debt	9,891	14,811	14,811
Subordinated notes	—	13,824	—
Preferred stock warrants	291	—	—
Convertible preferred stock, $0.001 par value:
14,310,992 shares authorized, 11,747,564 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	89,799	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual or pro forma; 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 19,162,303 shares authorized, 1,150,872 shares issued and outstanding, actual; 100,000,000 shares authorized, 12,898,436 shares issued and outstanding, pro forma, and 19,235,831 shares issued and outstanding, pro forma as adjusted	2	13	19
Additional paid-in capital	2,352	90,438	171,912
Accumulated other comprehensive income	—	—	—
Retained deficit	(94,721)	(94,721)	(94,721)

Total stockholders’ equity (deficit)	(92,367)	(4,270)	77,210

Total capitalization	$7,614	$24,364	$92,021

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the filing range set forth on the cover page of this prospectus, would increase (decrease) cash, cash equivalents and short-term investments and each of additional paid-in capital, total stockholders’ equity and total capitalization by $5.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $14.00 per share, would increase cash, cash equivalents and short-term investments and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $13.0 million. In addition, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the number of shares issued upon conversion of the Subordinated Notes by 65,826 or 75,953 shares of our common stock, respectively.

The number of shares shown as issued and outstanding in the table above excludes as of September 30, 2010:

•	133,968 shares of common stock issuable upon the exercise of warrants for our Series C-3 convertible preferred stock at an exercise price of $8.12 per share;

•	560,259 shares of common stock issuable upon the exercise of options outstanding under the 1997 Stock Plan with a weighted-average exercise price of $2.01 per share;

•	1,516,697 shares of common stock issuable upon the exercise of options outstanding under the 2007 Stock Plan with a weighted-average exercise price of $3.09 per share;

•	192,987 shares of common stock reserved for future issuance as of September 30, 2010 under the 2007 Stock Plan;

•	issuance of Subordinated Convertible Promissory Notes in December 2010 and January 2011;

•	1,308,900 shares of our common stock reserved for future issuance under the 2010 Equity Incentive Plan, which will become effective in connection with this offering, and any future increase in shares reserved for issuance under such plan;

•	261,780 shares of our common stock reserved for future issuance under the 2010 Employee Stock Purchase Plan, which will become effective upon approval by our Board of Directors at its discretion on a date following this offering, and any future increase in shares reserved for issuance under such plan; and

•	automatic annual increases beginning in 2012 in the number of shares of common stock reserved for issuance under the 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

At September 30, 2010, our net tangible book value was approximately $(2.6) million, or $(2.23) per share of common stock. Net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the shares of common stock outstanding at September 30, 2010. After giving effect to our sale of 5,350,000 shares of common stock in this offering at an assumed initial public offering price of $14.00, the midpoint of the filing range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2010 would have been $77.2 million, or $4.01 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $4.23 per share to existing stockholders and an immediate dilution of $(9.99) per share to new investors.

The following table illustrates this dilution:

Assumed initial public offering price per share		$14.00
Net tangible book value per share as of September 30, 2010	$(0.13)
Pro forma decrease per share in net tangible book value	(0.09)

Pro forma net tangible book value per share prior to this offering	$(0.22)
Increase per share attributable to this offering	3.52
Increase attributable to the conversion of the subordinated notes	0.71
Pro forma as adjusted net tangible book value per share after this offering		4.01

Net tangible book value dilution per share to new investors in this offering		$(9.99)

If all our outstanding options had been exercised and after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock and the reclassification of our preferred stock warrant liability into additional paid in capital, the pro forma net tangible book value as of September 30, 2010 would have been $1.6 million, or $0.10 per share and the pro forma net tangible book value after this offering would have been $83.0 million, or $3.90 per share, causing dilution to new investors of $10.10 per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders, holders of the Subordinated Notes and by new investors purchasing shares in this offering at the initial public offering price of $14.00, the midpoint of the filing range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	12,898,436	67%	$90.5	53%	$7.01

Subordinated noteholders	987,395	5	11.8	7	11.90

New investors	5,350,000	28	67.7	40	14.00

Total	19,235,831	100%	$170.0	100%	$8.83

The foregoing calculations are based on 13,885,831 shares of our common stock outstanding as of September 30, 2010 after giving effect to the conversion of all outstanding shares of our convertible preferred stock and conversion of our Subordinated Notes into common stock upon the closing of this offering and exclude:

•	133,968 shares of common stock issuable upon the exercise of warrants for our Series C-3 convertible preferred stock at an exercise price of $8.12 per share;

•	560,259 shares of common stock issuable upon the exercise of all options outstanding under the 1997 Stock Plan with a weighted-average exercise price of $2.01 per share;

•	1,516,697 shares of common stock issuable upon the exercise of all options outstanding under the 2007 Stock Plan with a weighted-average exercise price of $3.09 per share;

•	192,987 shares of common stock reserved for future issuance as of September 30, 2010 under the 2007 Stock Plan;

•	1,308,900 shares of our common stock reserved for future issuance under the 2010 Equity Incentive Plan, which will become effective in connection with this offering, and any future increase in shares reserved for issuance under such plan;

•	261,780 shares of our common stock reserved for future issuance under the 2010 Employee Stock Purchase Plan, which will become effective upon approval by our Board of Directors at its discretion on a date following this offering, and any future increase in shares reserved for issuance under such plan; and

•	automatic annual increases beginning in 2012 in the number of shares of common stock reserved for issuance under the 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan.

SELECTED FINANCIAL DATA

We have derived the selected statement of operations data for the year ended December 31, 2007, 2008 and 2009 and selected balance sheet data as of December 31, 2008 and 2009 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the summary statement of operations data for the nine months ended September 30, 2009 and September 30, 2010 and the balance sheet data as of September 30, 2010 from our unaudited financial statements included elsewhere in this prospectus. We have derived the statement of operations data for the year ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(In Thousands, Except Per Share Amounts)

Statement of operations data:
Total revenue	$5,055	$1,511	$1,082	$500	$3,000	$3,000	$—
Operating expenses:
Research and development	6,329	6,479	11,305	13,323	14,804	10,680	11,271
General and administrative	2,749	3,277	4,401	4,786	3,934	2,677	4,722

Total operating expenses	9,078	9,756	15,706	18,109	18,738	13,357	15,993

Loss from operations	(4,023)	(8,245)	(14,624)	(17,609)	(15,738)	(10,357)	(15,993)
Other income (expense):
Interest income	837	1,113	1,297	682	49	43	3
Interest expense	(21)	(33)	(25)	(1,579)	(1,436)	(1,142)	(670)
Other income (expense)	25	93	(306)	13	119	65	(85)

Total other income (expense)	841	1,173	966	(884)	(1,268)	(1,034)	(752)
Loss before income taxes	(3,182)	(7,072)	(13,658)	(18,493)	(17,006)	(11,391)	(16,745)
Income tax (benefit) expense	—	—	—	—	—	—	—
Net loss	$(3,182)	$(7,072)	$(13,658)	$(18,493)	$(17,006)	$(11,391)	$(16,745)

Basic and diluted loss per share	$(3.77)	$(8.28)	$(15.76)	$(20.54)	$(18.67)	$(12.50)	$(18.24)
Shares used in computation of basic and diluted loss per share	843,919	853,874	866,530	900,141	911,081	911,081	917,799
Pro forma basic and diluted loss per share (unaudited)					$(1.34)		$(1.32)

Shares used in computation of pro forma basic and diluted loss per share (unaudited)					12,658,710		12,665,428

	As of December 31,					As of
	2005	2006	2007	2008	2009	September 30, 2010
						(Unaudited)
	(In Thousands)

Balance sheet data:
Cash, cash equivalents and short-term investments	$24,409	$20,207	$31,735	$18,383	$23,909	$8,067
Working capital	26,787	19,817	29,737	11,486	15,476	4,747
Total assets	28,601	21,327	34,354	20,188	25,268	11,357
Total debt	491	370	9,952	14,384	8,977	9,891
Total stockholders’ deficit	(21,133)	(28,159)	(41,318)	(59,412)	(76,058)	(92,367)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company developing targeted therapies for the treatment of cancer and inflammatory diseases. We use our proprietary technology to create novel small molecule drug conjugates, or SMDCs, and companion imaging diagnostics. Our SMDCs actively target receptors that are over-expressed on diseased cells, relative to healthy cells. This targeted approach is designed to enable the treatment of patients with highly active drugs at greater doses, delivered more frequently, and over longer periods of time than would be possible with the untargeted drug alone. We are also developing companion imaging diagnostics for each of our SMDCs that are designed to identify the patients whose disease over-expresses the target of the therapy and who are therefore more likely to benefit from treatment. This combination of an SMDC with its companion imaging diagnostic is designed to personalize the treatment of patients by delivering effective therapy, selectively to diseased cells, in the patients most likely to benefit.

Our lead SMDC candidate, EC145, targets the folate receptor, which is frequently over-expressed on cancer cells. We have chosen platinum-resistant ovarian cancer, or PROC, a highly treatment-resistant disease, as our lead indication for development of EC145 because of the high unmet need in treating this patient population and the high percentage of ovarian cancer patients whose tumors over-express the targeted folate receptor. We are currently conducting a multicenter, open-label randomized phase 2 clinical trial of EC145 in 149 women with PROC, referred to as the PRECEDENT trial. We received final PFS data in the fourth quarter of 2010 and based upon our findings from the PRECEDENT trial, we intend to begin enrollment of our PROCEED trial, a phase 3 registration trial in women with PROC, in the first half of 2011. We have spent a significant amount of time and resources in 2009 and 2010 on the PRECEDENT trial and as we shift focus to the PROCEED trial, we will be increasing the amount of time and resources, both financial and personnel, devoted to our EC145 program in PROC.

In addition to PROC, we are pursuing clinical trials of EC145 in other indications, such as non-small cell lung cancer, or NSCLC. Based on results of a phase 2 single-arm clinical trial of EC145 in NSCLC, we plan to define the development strategy for this indication in 2011 and will execute a trial or trials as funding may become available. We will also advance other SMDCs and companion imaging diagnostics through development as preclinical and clinical trial results merit and funding permits.

We have devoted substantially all of our resources to our drug discovery efforts, including research and development, conducting clinical trials, protecting intellectual property, and general and administrative support for these operations. To date, we have generated no revenue from sales of our SMDCs or companion imaging diagnostics. Through September 30, 2010, we have principally funded our operations through:

•	$11.9 million in license fees and milestone payments received from our strategic partners;

•	$7.9 million of state and federal research grants; and

•	$90.3 million of capital from the sale of convertible preferred stock to our investors.

Our revenue recognized in 2008 and 2009 was pursuant to a license agreement with Bristol-Myers Squibb, or BMS. BMS notified us of its intent to terminate in June 2010 and in July 2010 also notified us of its intent to abandon certain of the patent applications subject to the license related to folate conjugates with epothilone. There were no significant milestone payments scheduled under this license for 2010 or 2011. We continue to pursue additional collaborations for our SMDCs and companion imaging diagnostics.

We have never been profitable and have incurred significant net losses since our inception. As of September 30, 2010, we had a retained deficit of $94.7 million. We incurred losses of $13.7 million, $18.5 million and $17.0 million in the year ended December 31, 2007, 2008 and 2009, respectively. We expect to continue to incur significant and increasing operating losses for the next several years as we pursue the advancement of our SMDCs and companion imaging diagnostics through the research, development, regulatory and commercialization processes. We will need additional financing to support our operations. As a result, we will seek to fund our operations through public or private equity or debt financings or other sources, such as strategic partnerships. Such funding may not be available on favorable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategies.

Recent Developments

On October 29, 2010, we were notified we had been awarded a total of $1.5 million under section 48D of the Code for Qualifying Therapeutic Discovery Projects. In November 2010, we received $1.4 million of this award. The remaining $59,000 is payable to us in January 2011. This will be accounted for as other income.

In December 2010, we issued $8.1 million of Subordinated Convertible Promissory Notes, or Subordinated Notes and on January 7, 2011 we issued an additional $3.7 million of Subordinated Notes. The Subordinated Notes accrue interest in kind at an annual rate of 10.0 percent and are not due until maturity. The conversion price for the Subordinated Notes will be 85 percent of the next equity financing price, including the price of the common stock offered pursuant to this prospectus, if it occurs on or before June 30, 2011 or 80 percent of next equity financing price if it occurs after June 30, 2011. The fair value of the Subordinated Notes at issuance was approximately $13.8 million. The Subordinated Notes and any accrued and unpaid interest will automatically convert into common shares if, before one year from issuance, we complete an initial public offering with gross proceeds of at least $50.0 million. Alternatively, the Subordinated Notes and any accrued and unpaid interest automatically convert into a new series of our preferred stock if, before one year from issuance, a private preferred stock financing occurs in which gross proceeds of at least $30.0 million are raised in a single or series of transactions. If the Subordinated Notes have not converted into equity by the one-year anniversary of their issuance, then the outstanding principal amount and any accrued and unpaid interest will automatically convert into shares of Series C-3 convertible preferred stock at a price of $8.12 per share.

In December 2010, we amended our term loan with Mid-Cap and SVB in order to access the remaining tranche of $5.0 million and increased the number of shares of Series C-3 preferred stock or other convertible preferred stock that may be issued prior to the earlier of the completion of this offering and December 31, 2010 available for exercise pursuant to the warrants previously issued to these lenders, in consideration of the loan amount and interest rate.

Financial Operations Overview

Revenue

To date, we have generated no revenue from sales of our SMDCs or companion imaging diagnostics. All of our revenue has been derived from license fees, milestone payments and government grants.

In the future, we may generate revenue from a combination of direct sales of our SMDCs and companion imaging diagnostics, license fees, milestone payments and royalties in connection with strategic collaborations. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of license fees, achievement of performance-based milestones and other payments received under such collaborations, and the amount and timing of payments that we receive upon the sale of our SMDCs and companion imaging diagnostics, to the extent any are successfully commercialized. Based upon our SMDCs and companion imaging diagnostics currently in development and the stage of development, we do not expect to generate revenue from product sales until 2013 at the earliest. If we or our strategic partners fail to complete the development of our SMDCs and companion imaging diagnostics in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development Expenses

Research and development expenses consist of expenses incurred in connection with the discovery and development of our SMDCs and companion imaging diagnostics, including:

•	employee-related expenses, which include salaries and stock-based compensation expense;

•	expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials and a portion of our preclinical studies;

•	the cost of acquiring and manufacturing clinical trial materials;

•	license fees for and milestone payments related to in-licensed products and technology;

•	costs associated with non-clinical activities and regulatory approvals; and

•	research supplies.

We expense research and development costs as incurred. License fees and milestone payments related to in-licensed products and technology and research supplies are expensed if it is determined that they have no alternative future use.

Conducting a significant amount of research and development is central to our business model. Our SMDCs and companion imaging diagnostics in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of late stage clinical trials. We plan to increase our research and development expenses for the foreseeable future as we begin to enroll patients in the PROCEED trial for our most advanced SMDC, EC145, and to further advance our earlier-stage research and development projects.

Our internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Through our clinical development programs, we are advancing our SMDCs and companion imaging diagnostics in parallel for multiple therapeutic indications and through our preclinical development programs we are seeking to develop potential SMDCs and companion imaging diagnostics for additional disease indications. The following table sets forth costs on a program-specific basis for identified lead candidate SMDCs and companion imaging diagnostics, excluding personnel-related costs. Discovery Research includes such costs for projects where no lead candidate has yet been identified. All employee-related expenses for those employees working in research and development functions are included in Research and Development Payroll.

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In Thousands)

EC145	$2,995	$5,075	$6,495	$4,561	$5,361
EC20	219	106	298	267	230
EC0489	604	754	753	505	671
EC0225	801	1,224	643	510	245
EC17	1,168	268	19	19	—
Discovery Research	1,903	1,650	1,285	941	1,029
Research and Development Payroll	3,615	4,246	5,311	3,877	3,735

Total Research and Development Expenses	$11,305	$13,323	$14,804	$10,680	$11,271

The following table identifies the current status of our major research and development projects and our currently expected near-term milestone timing:

Project	Status	Expected Near-term Milestones

EC145	Phase 2	In the first half of 2011 initiate phase 3 trial
EC20	Phase 2	In the first half of 2011 initiate phase 3 trial
EC0489	Phase 1	In 2011 complete phase 1 trial
EC0225	Phase 1	In early 2011 complete phase 1 trial
EC17	Phase 2	Evaluating future development options

General and Administrative Expenses

General and administrative expenses consist principally of salaries and stock-based compensation for personnel in executive, finance, business development, legal and human resources functions. Other general and administrative expenses include employee benefits, facility, patent filing and prosecution costs, and professional service fees.

We anticipate that our general and administrative expenses will increase in the future primarily for the following reasons:

•	increased payroll and expanded infrastructure as a result of more advanced development activity and potential preparation for commercial operations;

•	increased expenses related to becoming a public company, including increased legal, accounting and investor relations fees, higher director compensation and increased insurance premiums; and

•	expenses related to the sales and marketing of our SMDCs and companion imaging diagnostics in anticipation of commercial launch before we receive regulatory approval.

Other Income

Other income consists primarily of gains or losses on sales of equipment and amounts related to the change in the fair value of our preferred stock warrant liability.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash, cash equivalents and short-term investments. The primary objective of our investment policy is capital preservation. Interest expense consists primarily of interest, amortization of debt discount and amortization of deferred financing costs associated with our prior credit facility with General Electric Capital Corporation, or GECC, and Oxford Finance Corporation, or Oxford.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in more detail in Note 2 of the notes to our financial statements appearing elsewhere in this prospectus. We believe the following accounting policies to be most critical to the judgments and estimates used in preparation of our financial statements and have been reviewed and discussed with our audit committee.

Revenue Recognition

To date, our revenues have been generated primarily through collaborative research, development and commercialization agreements. The terms of these collaborative agreements typically include payments to us of one or more of the following: nonrefundable, upfront license fees, milestone payments and royalties on future product sales.

When evaluating multiple element arrangements, we consider whether the components of the arrangement represent separate units of accounting. This evaluation requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

We typically have received upfront, nonrefundable payments when licensing our intellectual property in conjunction with a research and development agreement. Upfront payments, if they are nonrefundable and not contingent on further performance by us, are recognized when due pursuant to the terms of the underlying contract.

Our licensing agreements may also contain milestone payments. Revenues from milestones are recognized upon the achievement of the milestone event if the event is substantive, objectively determinable and represents an important point in the development life cycle of the SMDC. If not considered substantive, milestones are initially deferred and recognized over the remaining performance obligation.

We have not received any royalty revenues related to SMDC or companion imaging diagnostic sales to date.

Grant revenue is recognized when earned, which is in the period in which qualifying expenditures are incurred.

Accrued Clinical Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We estimate our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Expense accruals related to clinical trial activity typically comprise the majority of these accruals. Examples of estimated expenses related to clinical trial activity include:

•	fees paid to contract research organizations in connection with clinical trials;

•	fees paid to investigative sites in connection with clinical trials; and

•	fees paid to vendors in connection with preclinical development activities.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under certain contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services are performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of the effort varies from our estimate, we adjust the accrual accordingly. Although our estimates in the past have not been materially different from amounts actually incurred, and we do not expect our estimates to be materially different from amounts actually incurred in the future, if our estimate of the status and timing of services performed differs from the actual status and timing of services performed we may report amounts that are too high or too low in any particular period. Based on our level of clinical trial expenses for the nine months ended September 30, 2010, a five percent change in our estimate could result in an adjustment to our accrued clinical trial expense in future periods of approximately $42,000.

Stock-Based Compensation

Effective January 1, 2006, we adopted the recognition provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Compensation — Stock Compensation, which we refer to as ASC 718, using the prospective transition method. This method requires that nonpublic companies that had previously measured compensation expense using the minimum value method continue to account for equity awards outstanding at the date of adoption in the same manner as they had been accounted for prior to adoption. For all awards granted, modified, or settled after the date of adoption, we recognize compensation expense based on the grant-date fair value of our common stock estimated in accordance with the provisions of ASC 718. Compensation expense is recognized over the vesting period of the award. Determining the amount of stock-based compensation to be recorded requires us to develop estimates of the value of stock options as of the grant date. The calculated value of stock-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. As of September 30, 2010, our peer companies were determined to be early-stage venture capital backed companies that were not publicly traded. However, we concluded that it is not practical to estimate the volatility due to a lack of historical volatility and therefore we utilized an industry index as permitted under applicable accounting guidelines. We elected to use the calculated value provisions for purposes of determining our compensation expense. Our expected stock price volatility utilizes the NASDAQ Biotechnology Index as a proxy for the volatility of our stock price. The NASDAQ Biotechnology Index was selected as it better approximates the volatility of our common stock over the life of the options being valued because we utilized multiple methodologies to value the options and multiple sets of peer companies in the various scenarios, including publicly-traded companies. The weighted-average expected life of the option is based on the contractual term of the option and historical terminations. We utilize a dividend yield of zero based on our historical experience and estimate of future dividend yields at the time. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The value of our stock options was estimated at the grant date using the following assumptions:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Volatility	35.14%	34.87%	35.59%	35.61%	33.77%
Expected Term (in years)	10.0	10.0	10.0	10.0	10.0
Risk-Free Interest Rates	4.77%	4.04%	3.67%	3.67%	3.76%
Dividend Yield	0.00%	0.00%	0.00%	0.00%	0.00%

In accordance with ASC 718, we recognized stock-based compensation expense of approximately $136,000, $257,000 and $382,000 for the year ended December 31, 2007, 2008 and 2009, respectively and $246,000 and $390,000 for the nine months ended September 30, 2009 and 2010, respectively. As of September 30, 2010, we had $1.2 million in total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 1.6 years.

Upon the adoption of ASC 718, we were also required to estimate the level of forfeitures expected to occur and record compensation expense only for those awards that we ultimately expect will vest. We performed an historical analysis of option awards that were forfeited prior to vesting and recorded total stock option expense that reflected this estimated forfeiture rate.

Our audit committee, with the assistance of management, was required to estimate the fair value of our common stock at each option grant date and make a recommendation of that value for approval by our full Board of Directors. Our management and audit committee used methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, or the AICPA Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, considering numerous objective and subjective factors to determine common stock fair market value at each option grant date.

In determining the fair value of our common stock, we considered several factors affecting the value of our stock, including the following:

•	Probability weighted liquidation events. We considered several liquidation and financing scenarios that were evaluated based upon timing and likelihood of occurrence. The events were based upon management’s considerations at the time and included initial public offering, acquisition scenarios and remaining a private company.

•	Common stock pricing indications implied from our most recent sales of preferred securities. We used arm’s length private transactions involving our convertible preferred stock, including the sale of our Series C-3 convertible preferred stock at $8.12 per share in 2007 and 2009, adjusted to reflect our capitalization structure, the prevailing risk-free interest rate as of the date for the sale of our convertible preferred stock, estimates of expected equity volatility and the expected time to liquidity.

•	Market pricing information from companies that we considered to be comparable or that we believed would be priced in a similar fashion. The companies selected were focused on the development of pharmaceuticals or comparable technologies. Since the development progress of lead candidates is a significant driver for acquisition and initial public offering valuations, comparing the progress of the lead candidate was a significant part of the selection process for determining comparable companies. In addition, the development progress of non-lead candidates and the number of non-lead candidates in each clinical phase was also considered when selecting comparable companies. We evaluated market equity values from these selected companies and applied our expected stage of development to determine the future equity value or future common stock value. These values were then discounted to the valuation date at a risk adjusted rate of return to determine a current common stock value.

•	Discounted cash flow models. Discounted cash flow models were based on the anticipated timing of our clinical trials and related exit events as well as the additional cash required to complete these trials and commercialize our products. These cash flows were discounted to the present to determine a present common stock value indication, using a risk-adjusted equity rate of 34.0 percent.

•	Assessment of milestones achieved. The common stock value was influenced by our performance as compared to expected milestones set in the previous pricing assessment. Our success or failure at achieving certain clinical trial and budget targets influence the common stock value.

•	Risks. Specific risks we considered in the assessment of our common stock price included our ability to raise additional funds, the status of our clinical trials, our ability to retain key management and employees and our ability to consummate a liquidity event.

•	Market volatility. We factored prevailing market conditions into our analysis when deriving the common stock value indications. More specifically, we evaluated the volatility of applicable capital markets and the change in stock prices of companies we consider to be comparable to determine the common stock value.

•	Pricing from initial public offerings in the biotechnology industry. We also considered pricing information from initial public offerings of companies in the biotechnology industry in determining our common stock value. Specifically, we used initial public offering pricing information of biotechnology companies at certain stages of development to determine the future equity value upon reaching that stage of development. The future equity value was then discounted to the present to determine the present equity value and common stock value.

•	Pricing indications from mergers and acquisitions in our industry. Pricing information from mergers and acquisitions were considered in the determination of our common stock value. The future equity value was derived based on the projected developmental stage as compared to the developmental stage of specific companies when they were acquired. The future equity value indications were discounted to the present to determine the present equity value and common stock value.

•	Liquidity considerations. We considered the liquidity of our securities in determining our equity value and common stock value. Because our stockholders have not had access to an organized exchange on which to trade their securities, the appropriate adjustment to the value to account for this lack of liquidity was assessed.

We assess the value of our common stock through the use of scenario analysis. In our valuations of our common stock, we worked with scenarios where we assumed EC145 to be at the end of a phase 2 trial or in a phase 3 trial at the time of the liquidation events modeled for the pricing analysis. To that effect we have different groups of comparable companies for different exit assumptions. For example, for the phase 2 scenarios we use comparable companies that were in or at the end of their phase 2 trials at the time of their initial public offerings as well as the acquisition of such companies.

In each case the value set by our Board of Directors was equal to or above the fair value valuation as determined by the audit committee and management. These valuations considered one or more of the following scenarios or valuation indicators:

•	an initial public offering of our common stock;

•	sale of the company;

•	remaining a private company; or

•	valuations based on contemporaneous sales of our convertible preferred stock.

In the initial public offering or sale of the company scenarios for each of our valuations, we included companies deemed comparable because of their disease focus, stage of clinical trials and size. As a result, we primarily included comparable oncology, inflammation and drug delivery companies.

In the remaining-a-private-company scenario for each of our valuations, we anticipated that we would stay private with investors realizing value from our ability to generate cash flow. We used a discounted cash flow model for this scenario. We utilized the probability weighted equity return method, or PWERM, to value our common stock and allocate the equity value to our various classes of securities. Future values for each scenario were converted to present value by applying a discount rate estimated using a capital asset pricing model, or CAPM. The CAPM takes into account risk-free rates, an equity risk premium, the betas of selected public guideline companies and a risk premium for size. The estimated discount rate includes a premium for company-specific risk as well.

The value of our common stock was then discounted for lack of marketability, or the inability to readily sell shares, which increases the owner’s exposure to changing market conditions and increases the risk of ownership. The discount for lack of marketability is derived from the application of a theoretical protective put option calculation. The following table sets forth information for all stock option grants since March 5, 2009 through November 10, 2010:

	Number of
	Shares	Exercise	Common Stock Fair
	Underlying	Price Per	Value Per Share at
Grant Date	Options Granted	Share	Grant Date

March 5, 2009	350,290	$2.54	$1.99
May 27, 2009	2,251	2.54	2.27
August 13, 2009	8,715	2.54	2.16
November 12, 2009	12,971	2.54	2.31
February 11, 2010	450,936	3.82	3.80
May 27, 2010	39,949	4.30	4.26
August 12, 2010	35,966	6.69	6.69
November 10, 2010	29,135	7.26	7.22

We generally have made annual stock option grants at the beginning of each year based primarily on the corporate performance as a whole during the preceding year. On March 5, 2009, our Board of Directors approved an annual option grant for current and existing employees. Our Board of Directors determined the fair value of our common stock to be $1.99 per share, based on our determined fair value as of December 31, 2008. The valuation yielded a value of our equity, including both common stock options and preferred stock warrants, of approximately $44.0 million as of December 31, 2008. This valuation assumed a weighting between an initial public offering of our common stock of 25 percent, sale of the company of 35 percent, recent sales of convertible preferred stock of five percent and remaining a private company of 35 percent. After accounting for the rights and restrictions of each of our equity classes as well as our outstanding common stock options and preferred stock warrants, our Board of Directors determined a valuation of our common stock of approximately $2.3 million as of December 31, 2008, or $1.99 per share, after applying a marketability discount of 45 percent. Our Board of Directors elected to grant stock options at an exercise price per share of $2.54, which is consistent with our policy of granting stock options at or above fair value.

On February 11, 2010, our Board of Directors determined the fair value of our common stock to be $3.80 per share. Our valuation summary prepared in contemplation of these option grants yielded a valuation of our equity, including both common stock options and preferred stock warrants, of approximately $96.0 million as of December 31, 2009. After accounting for the rights and restrictions of each of our equity classes as well as our outstanding common stock option and preferred stock warrants, our Board of Directors determined a valuation of our common stock of approximately $4.3 million as of December 31, 2009, or $3.80 per share, after applying a marketability discount of 40 percent. The increase in value was driven by greater valuations for public market comparables for initial public offerings and higher valuations for sales of comparable companies occurring during that time-frame. The valuation also assumed an increased weighting of an initial public offering to 35 percent, an increase in sale of the company weighting to 40 percent, a decrease in remaining a private company to 20 percent and a decline in the marketability discount due to approaching a liquidity event. Our Board of Directors elected to grant stock options at an exercise price per share of $3.82, which is consistent with our policy of granting stock options at or above fair value.

On July 1, 2010, the weighting in our valuation assumed an initial public offering probability increased to 50 percent, the sale of the company weighting remained the same and the remaining a private company weighting declined to 10 percent. After accounting for the rights and restrictions of each of our equity classes as well as our outstanding common stock options and preferred stock warrants, our Board of Directors determined a valuation of our common stock as of June 30, 2010 of $7.7 million, or $6.69 per share, after applying a marketability discount of 31 percent. Our Board of Directors elected to grant stock options at an exercise price of $6.69 per share, which is consistent with our policy of granting stock options at or above fair value.

On September 30, 2010, the weightings in our valuation remained unchanged from the June 30, 2010 valuation. Our Board of Directors determined a valuation of our common stock as of September 30, 2010 of $8.3 million or $7.26 per share, after applying a marketability discount of 29 percent. Our Board of Directors elected to grant stock options at an exercise price of $7.26 per share, which is consistent with our policy of granting stock options at or above fair value.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Results of Operations

Comparison of Nine Months Ended September 30, 2009 and 2010

	Nine Months Ended
	September 30,		Increase/
	2009	2010	(Decrease)%
	(Unaudited)
	(In Thousands)

Statement of operations data:
Revenue	$3,000	$—	$(3,000)	(100)%
Operating expenses:
Research and development	10,680	11,271	591	6%
General and administrative	2,677	4,722	2,045	76%

Total operating expenses	13,357	15,993	2,636	20%

Loss from operations	(10,357)	(15,993)	5,636	54%
Other income, net	65	(85)	(150)	(231%)
Interest income	43	3	(40)	(93%)
Interest expense	(1,142)	(670)	(472)	(41%)

Net loss	$(11,391)	$(16,745)	$5,354	47%

For the nine months ended September 30, 2009, we earned revenue from a licensing agreement with BMS, which was entered into on December 22, 2005. Under such license agreement, we granted BMS an exclusive worldwide license to develop and commercialize SMDCs using folate as the targeting ligand and epothilone as the drug payload. In 2009, BMS advanced this folate-epothilone SMDC, which BMS called BMS-753453, into a phase 2 clinical trial, which triggered a $3.0 million milestone payment under the license. On June 3, 2010, BMS notified us of their intent to terminate the license. We believe BMS elected to terminate the license as a result of a change in its strategic focus. We received an aggregate of $8.1 million from BMS from the fourth quarter 2005 to the third quarter of 2009 pursuant to this license.

Research and Development

The increase in research and development expense for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2010 was primarily the result of an increase in clinical trial costs from the PRECEDENT trial. This increase was driven primarily by a higher level of patients active in the trial during the period. There were also increased expenses associated with the EC0489 program in 2010, also associated with a higher level of patients in the associated trial in 2010 compared to 2009. These increases were partially offset by decreased expenses associated with our EC0225 program in 2010, as the associated trial completed enrollment in the second quarter 2010.

Included in research and development expense were stock-based compensation charges of $214,000 and $300,000 for the nine months ended September 30, 2009 and 2010, respectively.

Research and development expenses include expenses of $264,000 and $293,000 for the nine months ended September 30, 2009 and 2010, respectively, for company-funded research at Purdue University, the primary employer of our Chief Science Officer.

General and Administrative

The increase in general and administrative expenses in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 was primarily attributable to increases in patent prosecution expenses associated with the growing portfolio and professional fees associated with various partnering and financing activities, including the preparation for a potential initial public offering.

Included in general administrative expenses were stock-based compensation charges of $33,000 and $90,000 for the nine months ended September 30, 2009 and 2010, respectively.

Other Income, Net

Other income in the nine months ended September 30, 2009 is primarily comprised of the decline in the fair value of our preferred stock warrant liability. Other loss in the nine months ended September 30, 2010 includes a loss on extinguishment of debt of $144,000, which was offset by income from the change in the fair value of our preferred stock warrant liability.

Interest Income

The decrease in interest income in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 resulted from a decrease in balances available for investment due to the use of these funds for operations.

Interest Expense

The decrease in interest expense in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 was due to the decrease in the outstanding and unpaid principal under our prior credit facility with GECC and Oxford.

Comparison of Year Ended December 31, 2008 and 2009

	Year Ended
	December 31,		Increase/
	2008	2009	(Decrease)%
		(In Thousands)

Statement of operations data:
Revenue	$500	$3,000	$2,500	500%
Operating expenses:
Research and development	13,323	14,804	1,481	11%
General and administrative	4,786	3,934	(852)	(18)%

Total operating expenses	18,109	18,738	629	3%

Loss from operations	(17,609)	(15,738)	(1,871)	(11)%
Other income, net	13	119	106	815%
Interest income	682	49	(633)	(93)%
Interest expense	(1,579)	(1,436)	(143)	(9)%

Net loss	$(18,493)	$(17,006)	$(1,487)	(8)%

Revenue

For both years, revenue was from a license agreement with BMS. Revenue in 2008 of $500,000 represented an annual maintenance payment associated with this license. In 2009, BMS advanced this folate-epothilone SMDC, which BMS called BMS-753453, into a phase 2 clinical trial, which triggered a $3.0 million milestone payment under the license.

Research and Development

The increase in research and development expenses in 2009 compared to 2008 was primarily attributable to a $1.5 million increase in clinical trial and product manufacturing expenses principally due to the PRECEDENT trial, which commenced enrollment in September 2008 and continued enrollment throughout 2009.

Included in research and development expense were stock-based compensation charges of $197,000 and $332,000 for the year ended December 31, 2008 and 2009, respectively.

Research and development expenses include expenses of $394,000 and $352,000 for the year ended December 31, 2008 and December 31, 2009, respectively, for company-funded research at Purdue University, the primary employer of our current Chief Science Officer.

General and Administrative

The decrease in general and administrative expenses in 2009 compared to 2008 was caused primarily by a $470,000 shift of payroll expense from general and administrative expenses to research and development expenses resulting from a shift of management time from administrative functions to development activities. The remaining decrease was due to reduced recruiting and consulting fees compared to the prior year.

Included in general and administrative expenses were stock-based compensation charges of $60,000 and $50,000 for the year ended December 31, 2008 and 2009, respectively.

Other Income, Net

Other income in each period is primarily comprised of the change in the fair value of our preferred stock warrant liability. The increase was due primarily to the larger change in the fair value of our preferred stock warrant liability compared to the prior period.

Interest Income

The decrease in interest income in 2009 compared to 2008 was a result of a lower cash balance, a shift into more conservative investment vehicles and a decrease in interest rates from an average of 1.38 percent in 2008 to an average rate of 0.14 percent in 2009.

Interest Expense

The decrease in interest expense in 2009 compared to 2008 was due to the decrease in the outstanding and unpaid principal under our prior credit facility with GECC and Oxford.

Comparison of Year Ended December 31, 2007 and 2008

	Year Ended
	December 31,		Increase/
	2007	2008	(Decrease)%
	(In Thousands)

Statement of operations data:
Revenue	$1,082	$500	$(582)	(54)%
Operating expenses:
Research and development	11,305	13,323	2,018	18%
General and administrative	4,401	4,786	385	9%

Total operating expenses	15,706	18,109	2,403	15%

Loss from operations	(14,624)	(17,609)	2,985	20%
Other income, net	(306)	13	319	104%
Interest income	1,297	682	(615)	(47)%
Interest expense	(25)	(1,579)	1,554	NM

Net loss	$(13,658)	$(18,493)	$4,835	35%

Revenue

Revenue for both years was from our license agreement with BMS. In 2007, BMS paid us a $1.0 million milestone associated with the initiation of the phase 1 trial of BMS-753453. Revenue in 2007 also included $82,000 related to grants. In 2008, BMS paid us a $500,000 annual maintenance payment associated with this license.

Research and Development

The increase in research and development expenses in 2008 compared to 2007 primarily resulted from an increase in clinical trial costs associated with the EC145 program and the initiation of PRECEDENT. There were also increased expenses associated with the development of EC0489 and EC0225 in 2008 as we increased development and clinical activities related to trials for these SMDCs, as well as increased expenses associated with added personnel in the clinical operations function. These increases were partially offset by decreased spending on our EC17 program as enrollment in the phase 1 trial for this SMDC concluded.

Included in research and development expenses were stock-based compensation charges of $101,000 and $197,000 for the year ended December 31, 2007 and 2008, respectively.

Research and development expenses include expenses of $500,000 and $394,000 for the year ended December 31, 2007 and December 31, 2008, respectively, for company-funded research at Purdue University, the primary employer of our current Chief Science Officer.

General and Administrative

The modest increase in general and administrative expenses in 2008 compared to 2007 was attributable primarily to increases in professional fees, patent fees, recruiting fees and depreciation on equipment purchased in late 2007. This was partially offset by a decrease in outside regulatory consulting fees due to the commencement of employment of our current Vice President of Regulatory Affairs.

Included in general administrative expenses were stock-based compensation charges of $36,000 and $60,000 for the year ended December 31, 2007 and 2008, respectively.

Other Income, Net

At the issuance of the preferred stock warrants associated with our prior credit facility with GECC and Oxford, a liability and related expense was established for the fair value of these warrants. In 2008, this liability was reduced primarily as a result of a one year decrease in their remaining term.

Interest Income

The decrease in interest income in 2008 compared to 2007 was a result of lower cash balances and a decrease in interest rates from an average of 4.46 percent in 2007 to an average rate of 1.38 percent in 2008.

Interest Expense

The increase in interest expense in 2008 compared to 2007 was primarily due to increased borrowing associated with our prior credit facility with GECC and Oxford, under which we initially drew down $10.0 million in principal amount in December 2007. An additional $5.0 million was drawn down under this credit facility with GECC and Oxford as we achieved a milestone associated with the development of EC145 in June 2008.

Liquidity and Capital Resources

We have funded our operations principally through the private placement of equity securities, revenue from strategic collaborations, revenue from grants and debt financings. As of September 30, 2010, we have received gross proceeds of $90.3 million from the issuance of convertible preferred stock, including $26.6 million from the sale of Series C-3 convertible preferred stock in 2009. As of September 30, 2010, we had received an aggregate of $11.9 million from our license agreements with BMS and Sanofi-Aventis, $7.9 million in funding from federal and state government grant programs $15.0 million in funding from our prior credit facility with GECC and Oxford and $10.0 million in funding from our current credit facility with Mid-Cap Financial, or Mid-Cap and Silicon Valley Bank, or SVB. As of September 30, 2010, we had cash, cash equivalents and short-term investments of approximately $8.1 million. We drew down $5.0 million in additional debt under the Mid-Cap and SVB credit facility provided in December 2010. Currently, our funds are invested in cash and cash equivalents. On October 29, 2010, we were notified we had been awarded a total of $1.5 million under section 48D of the Code for Qualifying Therapeutic Discovery Projects. In November 2010, we received $1.4 million of this award. The remaining $100,000 is payable to us in January 2011. This will be accounted for as other income.

In December 2010, we amended our term loan with Mid-Cap and SVB in order to access the remaining tranche of $5.0 million and increased the number of shares of Series C-3 preferred stock or other convertible preferred stock that may be issued prior to the earlier of the completion of this offering and December 31, 2010 available for exercise pursuant to the warrants previously issued to these lenders, in consideration of the loan amount and interest rate.

In December 2010, we issued $8.1 million of Subordinated Notes and in January 2011 we issued an additional $3.7 million of Subordinated Notes. As more fully described under the heading “Recent Developments” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our financial statements, the Subordinated Notes will convert into shares of our common stock or preferred stock when our next qualifying financing occurs. We expect to use the funds received from the remaining $5.0 million tranche of our term loan with Mid-Cap and SVB and our Subordinated Notes to help fund our current operations and development plans.

Upon an initial public offering with gross proceeds of $50.0 million or a private equity offering with gross proceeds of $30.0 million in a single or series of transactions, the Subordinated Notes automatically settle in a variable number of common shares or a variable number of the new private equity offering shares, respectively. We have determined that it is probable that we will either complete an initial public offering or a private equity offering, as defined in the Subordinated Notes agreement in order to finance our operations. Thus, we have concluded that the predominant settlement method of this contract is an equity offering, which will result in the Subordinated Notes being share settled debt. The share settled debt assumes settlement in shares at a 15 percent discount to the initial public offering price or private offering price on or before June 30, 2011. As the Subordinated Notes will be treated as share-settled debt under ASC 480-10-25-14, they will be recorded at fair value upon issuance. Subsequent changes to the fair value of the Subordinated Notes will be marked to market through the statement of operations. These mark to market adjustments will be determined based on the change in fair value of the Subordinated Notes resulting from changes in interest rates, changes in credit risk and changes in the probability of an initial public offering or subsequent private financing occurring. If an equity offering does not occur or there is a change of control before December 2011, then the Subordinated Notes will convert into Series C-3 convertible preferred stock at a conversion price of $8.12 per share. If it becomes probable that a public or private equity offering will not occur, then we will need to re-evaluate the Subordinated Note agreement to determine the predominant settlement method to evaluate if any embedded features, such as the share-settled put option or the conversion into preferred stock, would potentially qualify as embedded features that would need to be bifurcated and marked to market in each subsequent period in the statement of operations.

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In Thousands)

Net cash provided by (used in) operating activities	$(12,973)	$(17,287)	$(15,396)	$(10,382)	$(16,412)
Net cash provided by (used in) investing activities	6,732	(4,428)	(1,866)	(7,056)	15,011
Net cash provided by (used in) financing activities	24,676	4,272	21,083	14,828	769

Net increase (decrease) in cash and cash equivalents	$18,435	$(17,443)	$3,821	$(2,610)	$(632)

Operating Activities

The use of cash in all periods primarily resulted from our net losses adjusted for non-cash items and changes in operating assets and liabilities. The increase in cash used for the year ended 2008 compared to 2007 was primarily the result of an increase in clinical trial expenses, an increase in interest expense and a decrease in interest income. The decrease in cash used for the year ended 2009 compared to 2008 resulted from an increase in collaboration revenue received from BMS offset by a decrease in interest income. The increase in cash used for the nine months ended September 30, 2010 compared to September 30, 2009 was primarily due to an increase in clinical trial expenses.

Investing Activities

The cash provided by (used in) investing activities for each of the three years was due primarily to the net result of maturities and sales of short-term investments, which was partially offset by capital expenditures for equipment of $659,000 in 2007, $460,000 in 2008 and $155,000 in 2009. For the nine months ended September 30, 2009 and 2010, our investing activities used $7.1 million and provided $15.0 million, respectively. The cash used by investing activities for the nine months ended

September 30, 2009 was due primarily to the purchase of short-term investments. The cash provided by investing activities for the nine months ended September 30, 2010 was due primarily to the net result of maturities and sales of short-term investments.

Financing Activities

The cash provided by financing activities in 2007 was from the sale and issuance of 1,853,509 shares of Series C-3 convertible preferred stock for total net proceeds of $15.0 million and from the borrowing of $10.0 million under our prior credit facility with GECC and Oxford. The cash provided by financing activities in 2008 was from the borrowing of $5.0 million under our credit facility, which was partially offset by principal payments of $705,000 on this and other credit facilities. The cash provided by financing activities in 2009 was from the sale and issuance of 3,282,456 shares of Series C-3 convertible preferred stock for total net proceeds of $26.6 million, which was partially offset by principal payments of $5.5 million on our prior credit facility with GECC and Oxford. For the nine months ended September 30, 2009, our financing activities consisted of the repayment of principal amounts under our prior credit facility with GECC and Oxford. For the nine months ended September 30, 2010, our financing activities consisted of repaying our credit facility with GECC and Oxford with proceeds from our new credit facility with Mid-Cap and SVB.

Credit Facilities

In December 2007, we entered into a $15.0 million credit facility with GECC and Oxford to fund research and development and general corporate purposes. We drew down $10.0 million in principal amount upon signing the agreement and drew down the remaining $5.0 million in June 2008. Repayment of the principal on the first tranche began following a nine-month interest-only period, followed by a 30-month repayment of principal and interest. Repayment of the principal on the second tranche began following a six-month interest-only period, followed by a 30-month repayment of principal and interest. The interest rate was a fixed rate based on a margin above a comparable period Treasury at the time the money from each tranche was drawn, which resulted in an interest rate of 10.56 percent on the first $10.0 million and 10.51 percent on the additional $5.0 million. The loan was collateralized by a security interest in all of our assets, excluding intellectual property. The loan agreement included customary covenants, including those that require prior written consent of the lender before we can incur or prepay indebtedness, create additional liens, or sell or transfer any material portion of our assets. This credit facility was repaid in August 2010.

In August 2010, we entered into a $15.0 million credit facility with Mid-Cap and SVB to pay-off an existing credit facility with GECC and Oxford, to fund research and development and for general corporate purposes. We drew down $10.0 million in principal amount upon signing the agreement at a fixed 9.75 percent interest rate and intend to draw down the remaining $5.0 million in December 2010 pursuant to the amendment described above. Repayment of the principal on the first tranche will begin in April 2011 following a seven-month interest-only period, followed by a 30-month repayment of principal and interest. The loan is collateralized by a security interest in all of our assets, excluding intellectual property. The loan agreement includes customary covenants, including those that require prior written consent of the lenders before we can incur or prepay indebtedness, create additional liens, or sell or transfer any material portion of our assets. The loan may be accelerated upon the occurrence of any event of default in the loan agreement, including defects in collateral securing the loan, judgment defaults or any event or development that has a material adverse effect, as defined in the agreement. The failure of any preclinical study or clinical trial will not, in and of itself, constitute a material adverse effect. Amounts drawn under the second tranche are subject to the same terms and conditions as the first.

Operating Capital Requirements

Assuming we successfully complete clinical trials and obtain requisite regulatory approvals, we anticipate commercializing our first product in 2013 at the earliest. Therefore, we anticipate we will continue to generate significant losses for the next several years as we incur expenses to complete our clinical trial programs for EC145, build commercial capabilities, develop our pipeline and expand our corporate infrastructure. We will require additional funding through either collaboration arrangements, borrowings or sales of additional securities to commercialize any of our SMDCs or companion imaging diagnostics.

If our available cash, cash equivalents and short-term investments are insufficient to satisfy our liquidity requirements, or if we develop additional opportunities to do so, we may seek to sell additional equity or debt securities, obtain additional credit facilities or refinance our current credit facility with Mid-Cap and SVB. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or convertible preferred stock, these securities may have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amounts of our working capital requirements. Our future funding requirements will depend on many factors, including but not limited to:

•	the number and characteristics of the SMDCs and companion imaging diagnostics we pursue;

•	the scope, progress, results and costs of researching and developing our SMDCs and companion imaging diagnostics and conducting preclinical and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our SMDCs and companion imaging diagnostics;

•	the cost of commercialization activities if any of our SMDCs and companion imaging diagnostics are approved for sale, including marketing sales and distribution costs;

•	the cost of manufacturing any of our any SMDCs and companion imaging diagnostics we successfully commercialize;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, our SMDCs and companion imaging diagnostics, if any.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at September 30, 2010:

		Less than 1	1 to 3
	Total	Year	Years	4 to 5 Years
	(In Thousands)

Short-term and long-term debt (including interest)	$11,748	$3,060	$8,688	$—
Operating lease obligations	569	220	248	101
Other long term obligations	300	—	300	—

Total contractual cash obligations	$12,617	$3,280	$9,236	$101

In addition, we have certain obligations under licensing agreements with third parties. In October 2007, we entered into an exclusive worldwide license with R&D Biopharmaceuticals to research, develop, and commercialize products containing conjugates of folate receptor targeting compounds and tubulysin compounds. We could pay $6,300,000 in additional contingent payments upon the achievement of specific scientific, clinical and regulatory milestones, in addition to royalties upon commercial sales. Pursuant to our exclusive license agreement with Purdue Research Foundation relating to folate, we are obligated to pay an annual minimum royalty of $12,500 until commercial sales commence, following which time the payment of royalties with market rates will commence. Pursuant to our exclusive license agreement with Purdue Research Foundation relating to PSMA, we are obligated to pay annual minimum payments of $15,000 until commercial sales commence, following which time the payment of royalties with market rates will commence, along with an annual milestone payment of $100,000. In addition, certain clinical and regulatory milestone payments of $500,000 along with sales-based milestones related to third-party sales are also payable. We are also subject to penalties totaling $300,000 if certain diligence milestones are not met. Future milestone payments in excess of $500,000 may be waived by Purdue Research Foundation. There were no material obligations greater than five years.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under rules promulgated by the Securities and Exchange Commission.

Tax Loss Carryforwards

As of December 31, 2009, we have a net operating loss carryforward of approximately $73.9 million to offset future federal and state income taxes. These federal and state loss carryforwards expire at various times through 2022. We also have research and development tax credit carryforwards of approximately $3.2 million to offset future federal income taxes and approximately $1.1 million to offset future state income taxes. The federal and state tax credits expire at various times through 2029. To date, there has not been any ownership changes under Section 382 of the Code that would limit the amount of net operating loss carryforwards and tax credit carryfowards available in future years. However, the occurrence of certain events, including significant changes in ownership interests, may limit the amount of the net operating loss carryforwards and tax credit carryforwards available in future years. At December 31, 2009, we recorded a 100 percent valuation allowance against our net operating loss carryforwards of approximately $33.9 million, as our management believes it is more likely than not they will not be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income in the period in which we make such a determination.

Recently Adopted Accounting Standards

Effective January 1, 2009, we adopted ASC 808, Collaborative Arrangements. This guidance defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This guidance has been applied retrospectively to all prior periods presented for significant collaborative arrangements existing as of the effective date. The adoption did not impact the financial statements.

Effective January 1, 2009, we adopted clarifying guidance issued by the FASB on other-than-temporary impairments on debt securities, codified within ASC 320-10, Investments — Debt and Equity Securities, on January 1, 2009. This guidance amends the other-than-temporary recognition guidance for debt securities and requires additional annual disclosures of other-than-temporary impairments on debt and equity securities. Pursuant to the new guidance, an other-than-temporary impairment has occurred if a company does not expect to recover the entire amortized cost basis of the security. In this situation, if we do not intend to sell the impaired security, and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings is limited to the portion attributed to the credit loss. The remaining portion of the other-than-temporary impairment is then recorded in other comprehensive income (loss). This guidance has been applied to existing and new securities as of January 1, 2009. The applicable disclosures are included in Note 4. The implementation of this guidance was not material to our financial position or results of operations, and there was no cumulative effect adjustment.

Effective January 1, 2009, we adopted FASB authoritative guidance relating to accounting for uncertainty in income taxes, under ASC 740, amended by ASU 2009-06. This guidance requires that realization of an uncertain income tax position be more likely than not (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. Furthermore, this guidance prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. This interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The implementation of this interpretation had no impact on the financial statements.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 provides authoritative accounting literature and disclosure requirements for material events occurring subsequent to the balance sheet date and prior to the issuance of the financial statements. We adopted this guidance as of December 31, 2009. The implementation of this statement had no effect on our financial position or results of operations.

In October 2009, the FASB ratified ASU No. 2009-13 guidance related to revenue recognition that amends the previous guidance on arrangements with multiple deliverables, within ASC 605-25, Revenue Recognition — Multiple Element Arrangements. This guidance provides principles and application guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration should be allocated. It also clarifies the method to allocate revenue in an arrangement using the estimated selling price. This guidance is effective for us as of January 1, 2011, and is not expected to be material to our financial position or results of operations.

In April 2010, the FASB ratified ASU No. 2010-17 guidance related to the milestone method of revenue recognition. The ASU provides guidance on defining a milestone under ASC 605. This guidance states that an entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance is effective for us as of January 1, 2011, and is not expected to be material to our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risk related to changes in interest rates. As of December 31, 2009 and September 30, 2010, we had cash, cash equivalents and short-term investments of $23.9 million and $8.1 million, respectively, consisting of money market funds, U.S. Treasuries, Certificates of Deposit and cash equivalents. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Our short-term investments are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10 percent change in interest rates would not have a material effect on the fair market value of our portfolio. We have the ability to hold our short-investments until maturity, and therefore we would not expect our operations results or cash flows to be affected by any significant degree by the effect of a change in market interest rates on our investments. We carry our investments based on publicly available information. We do not currently have any hard to value investment securities or securities for which a market is not readily available or active.

We are not subject to significant credit risk as this risk does not have the potential to materially impact the value of assets and liabilities.

We contract with contract research organizations and investigational sites globally. We may be subject to fluctuations in foreign currency rates in connection with these agreements. A 10 percent fluctuation in foreign currency rates would not have a material impact on our financial statements. We do not hedge our foreign currency exchange rate risk.

Our credit facility with Mid-Cap and SVB, provides for interest at fixed rates. As a result, we have limited exposure to changes in interest rates.

BUSINESS

Overview

We are a biopharmaceutical company developing targeted therapies for the treatment of cancer and inflammatory diseases. We use our proprietary technology to create novel small molecule drug conjugates, or SMDCs, and companion imaging diagnostics. Our SMDCs actively target receptors that are over-expressed on diseased cells, relative to healthy cells. This targeted approach is designed to enable the treatment of patients with highly active drugs at greater doses, delivered more frequently, and over longer periods of time than would be possible with the untargeted drug alone. We are also developing companion imaging diagnostics for each of our SMDCs that are designed to identify the patients whose disease over-expresses the target of the therapy and who are therefore more likely to benefit from treatment. This combination of an SMDC with its companion imaging diagnostic is designed to personalize the treatment of patients by delivering effective therapy, selectively to diseased cells, in the patients most likely to benefit.

Our lead SMDC, EC145, targets the folate receptor, which is frequently over-expressed on cancer cells. We have chosen platinum-resistant ovarian cancer, or PROC, a highly treatment-resistant disease, as our lead indication for development of EC145 because of the high unmet need in treating this patient population and the high percentage of ovarian cancer patients whose tumors over-express the targeted folate receptor. In the final progression free survival, or PFS, analysis of PRECEDENT, our randomized phase 2 clinical trial in women with PROC, EC145 increased PFS from a median of 11.7 weeks to a median of 21.7 weeks, representing an 85 percent improvement over standard therapy (p=0.031). We studied a subset of patients in which 100 percent of their target lesions over-expressed the folate receptor as determined by an EC20 scan, patients which we refer to as EC20(++). We treated these EC20(++) patients with a combination of EC145 and PLD and observed a median PFS of 24.0 weeks compared to a median of 6.6 weeks for patients receiving PLD alone, an improvement of over 260 percent. The hazard ratio was 0.381 (p=0.018), or a reduction in the risk of progression of 61.9 percent. We anticipate beginning enrollment in PROCEED, our phase 3 registration trial for EC145, in the first half of 2011.

Our imaging studies with our lead companion imaging diagnostic, EC20, and the analysis of tumor biopsies, have shown that the folate receptor is also over-expressed in a broad range of other solid tumors, including non-small cell lung, breast, colorectal, kidney, endometrial and other cancers. In our phase 2 single-arm clinical trial in heavily pre-treated non-small cell lung cancer patients, we observed a disease control rate, or DCR, of 57 percent at the eight week assessment in patients whose target tumors were all identified as over-expressing the folate receptor. This compares to historical DCR for approved therapies of 21 to 30 percent reported in studies of less heavily pre-treated patients. In a subset of patients who had received three or fewer prior therapies and whose target tumors were all positive for the folate receptor, the DCR was 70 percent. We are using companion imaging diagnostics that target the folate receptor and other target receptors, including prostate-specific membrane antigen, or PSMA, to guide future development of our SMDCs in other oncology indications and inflammatory diseases.

We currently have no commercial products and we have not received regulatory approval for, nor have we generated commercial revenue from, any of our product candidates. Our net loss for the years ended December 31, 2007, 2008, and 2009, and for the nine months ended September 30, 2009 and 2010 was $13.7 million, $18.5 million, $17.0 million, $11.4 million and $16.7 million, respectively. As of September 30, 2010, we had a retained deficit of $94.7 million.

Our Technology Platform

Our technology platform has enabled us to develop multiple new SMDCs for a range of disease indications. Each SMDC is comprised of three modules: a targeting ligand, a linker and a drug payload. Our companion imaging diagnostics employ the same modular structure as our SMDCs replacing the drug payload with an imaging agent.

Targeting Ligand. Our technology is founded on our high-affinity small molecule ligands that bind to over-expressed receptors on target cells, while largely avoiding healthy cells. We are developing a number of targeting ligands to address a broad range of cancers and inflammatory diseases.

Linker System. Our linker system attaches the targeting ligand to the drug payload or imaging agent. It is designed to be stable in the bloodstream, and to release the active drug from the targeting ligand when the SMDC is taken up by the diseased cell. The linker system can be customized for each SMDC and each companion imaging diagnostic to improve its pharmacologic properties.

Drug Payload. This module is the biologically active component of our SMDCs. The majority of our drug payloads are highly active molecules that are too toxic to be administered in their untargeted forms at therapeutic dose levels. We are using drug payloads in our SMDCs that were shown in our in vitro preclinical studies to be between 10,000 and 100,000 times more potent than traditional cancer cell-killing drugs such as cisplatin.

With our modular approach, we use a variety of different targeting ligands, linker systems and drug payloads to create a pipeline of novel SMDC candidates for clinical development. For example, our PSMA targeting technology uses a targeting ligand that specifically binds to a receptor over-expressed on the surface of prostate cancer cells. We have developed alternative linker systems that modulate the pharmacologic and biodistribution properties of our SMDCs. In addition, we have developed a linker system that allows us to conjugate multiple drug payloads to a single targeting ligand, thus offering the potential to simultaneously disrupt multiple pathways within cancer cells, forming a novel strategy for addressing drug resistance. We can also attach a wide variety of different drug payloads to our targeting ligands to address different disease indications. For example, we have SMDCs in preclinical development which incorporate proven anti-cancer and anti-inflammatory drug classes, such as microtubule destabilizers, DNA alkylators, proteasome inhibitors and mTOR inhibitors.

We own or have rights to 63 issued patents and 178 patent applications worldwide covering our core technology, SMDCs and companion imaging diagnostics. Our U.S. patent covering our core technology and our lead SMDC, EC145, expires in 2026, and our U.S. patents covering the EC145 companion imaging diagnostic, EC20, expire in 2024.

Companion Imaging Diagnostics

Our technology allows us to create companion imaging diagnostics intended for use with each of our SMDCs. To create our companion imaging diagnostics, we replace the drug payload of the SMDC with an imaging agent that is easily seen with widely available nuclear imaging equipment. Because the targeting ligand found on the companion imaging diagnostic is identical to that found on the therapeutic SMDC, our companion imaging diagnostics allow us to obtain full-body real-time images of tumors that over-express the target for that particular SMDC. This is accomplished without requiring an invasive tissue biopsy or reliance on archived tissue samples.

The information provided by our companion imaging diagnostics is used throughout the development of every new SMDC. In both preclinical and clinical trials, a companion imaging diagnostic is used to validate targeting of our SMDC to specific tissues and cells. These companion imaging diagnostics also allow for the screening of large patient populations to select diseases where a high percentage of the patient population have tumors or diseased cells that over-express the molecular target. These companion imaging diagnostics may also enable us to expand the use of our SMDCs to cancer indications where the percentage of patients who over-express a given receptor target of interest may be relatively low. Upon regulatory approval, we believe companion imaging diagnostics, such as EC20, will help to identify patients who will most likely benefit from treatment with our SMDCs. As a result, use of our companion imaging diagnostics may broaden the commercial use of our SMDCs. In our phase 2 single-arm and phase 2 randomized PRECEDENT clinical trials with EC145, we have seen correlations between favorable therapeutic outcomes and uptake of our companion imaging diagnostic, which we believe supports this approach.

Lead SMDC Candidate (EC145) and Advanced Clinical Trials

Our lead SMDC candidate, EC145, consists of a highly cytotoxic anti-cancer drug, DAVLBH, joined by a linker system to the targeting ligand, folate. DAVLBH is a member of a class of proven anti-cancer drugs that destabilize microtubules within the cell, leading to cell death. As folate is required for cell division, many rapidly dividing cancer cell types have been found to over-express high-affinity folate receptors. In clinical trials using our companion imaging diagnostic, EC20, we found that ovarian, non-small cell lung, breast, colorectal, kidney, endometrial and other cancers over-express folate receptors. EC145 binds to these folate receptors on cancer cells with high-affinity and is internalized through a process known as endocytosis. Once EC145 is inside the cell, the linker system is cleaved, releasing the active drug payload within the cancer cell.

We have completed final PFS analysis for PRECEDENT, our randomized phase 2 clinical trial of 149 women with PROC. PRECEDENT is a randomized, controlled clinical trial in which patients received EC145 in combination with pegylated liposomal doxorubicin, or PLD, versus PLD alone. PLD is a current standard of care for PROC and is marketed in the United States under the brand name Doxil. The primary endpoint of the trial is progression free survival, or PFS, which refers to the period of time that begins when a patient enters the clinical trial and ends when either the patient dies, or the patient’s cancer has grown by a RECIST-specified percentage or has spread to a new location in the body. RECIST refers to the response evaluation criteria in solid tumors, a set of published rules that define when the patients’ disease shrinks, remains stable, or progresses. Historically, PROC has proven difficult to treat, and no approved therapy has extended either PFS or overall survival, or OS, in a randomized clinical trial. OS refers to the period of time that begins when a patient enters the clinical trial and ends when the patient dies.

At PRECEDENT’s final PFS analysis of 149 patients and 95 PFS events, combination therapy with EC145 and PLD increased median PFS by 85 percent over therapy with PLD alone. PFS increased from a median of 11.7 weeks in the PLD control arm to a median of 21.7 weeks in the EC145 and PLD combination therapy arm (p=0.031). The hazard ratio was 0.626, meaning patients receiving EC145 were

37.4 percent less likely to have died or have their cancer progress compared to patients receiving only PLD.

Kaplan-Meier curve for PFS in PRECEDENT

This observed improvement in PFS was provided in the context of low additional toxicity over that seen in patients receiving PLD alone. There was no statistically significant difference in adverse events in the combination arm of the PRECEDENT trial compared with the control arm (p=0.210). In addition, although PRECEDENT is not powered to demonstrate an improvement in OS, the analysis at the time of final PFS data suggests an early positive trend in OS with 81 percent of patients treated with EC145 and PLD alive at six months versus 72 percent of patients alive at six months when treated with PLD alone. The OS data set has a 66 percent censoring rate, includes only 50 events and is not considered mature. We currently expect that we will receive final OS data from the PRECEDENT trial by the first quarter of 2012.

The predictive power of our EC20 companion imaging diagnostic was also evaluated in the PRECEDENT trial. In an analysis of EC20(++) patients, an increased improvement in PFS was observed. In this subgroup of 38 patients, PFS improved from a median of 6.6 weeks for patients receiving PLD alone to a median of 24.0 weeks for patients receiving the combination of EC145 and PLD, an improvement of over 260 percent. The hazard ratio was 0.381 (p=0.018), or a reduction in the risk of progression of 61.9 percent.

We are planning to commence enrollment of our PROCEED phase 3 registration trial of EC145 for the treatment of women with PROC in the first half of 2011. PROCEED shares the same fundamental design characteristics of the PRECEDENT trial, except that it is a double-blinded trial, it measures PFS based on radiological progression alone without including clinical progression, and it will be powered for an OS analysis with planned enrollment of 512 patients. The primary endpoint, 2 to 1 randomization, dose and schedule are the same as those used in the PRECEDENT trial. In contrast to PRECEDENT, the PLD control arm in PROCEED will include a placebo in order to blind the study, which will be dosed on the same schedule as EC145. As was the case with the PRECEDENT trial, PROCEED’s primary endpoint is PFS.

Patients in the PROCEED trial will be imaged with EC20 prior to treatment. In our clinical trials that incorporated EC20 to date, we saw that approximately 80 percent of ovarian cancer patients over-express the folate receptor. In contrast to our phase 2 PRECEDENT trial, which enrolled both EC20(-), EC20(+) and EC20(++) patients, we expect the phase 3 PROCEED trial to exclude EC20(-) patients, a subset of patients who received no benefit from EC145 in PRECEDENT. PROCEED also includes co-primary PFS endpoints that give the trial two opportunities for a positive result. The first co-primary endpoint is for the full study population defined as patients with at least one EC20 positive lesion, which includes both EC20(+) and EC20(++) patients. The second co-primary endpoint is based on the EC20(++) subgroup alone, patients who have 100 percent positive lesions based on an EC20 scan.

PROCEED is powered to demonstrate a minimum 43 percent improvement in median PFS and a hazard ratio of 0.70 in the EC20(+) and EC20(++) patient population, which compares to a 225 percent improvement in median PFS and a hazard ratio 0.547 observed in PRECEDENT. PROCEED is also powered to demonstrate a minimum 33 percent improvement in the secondary endpoint of median OS.

The table below compares the design characteristics of the PROCEED and PRECEDENT trials.

	PRECEDENT	PROCEED
Number of Patients	149	512

Clinical Sites	65	120 to 150

Patient Population	Platinum-resistant ovarian cancer

Blinding	Open-label	Double-blinded

Treatment Arm	EC145 and PLD

Control Arm	PLD	PLD and Placebo

Primary Endpoint	PFS (radiologic and clinical)	PFS (radiologic only)

Powered for OS	No	Yes

EC145 Dose	2.5 mg intravenous, 3 times per week in weeks 1 and 3, on a 28 day cycle

PLD Dose	50 mg/m2 intravenous on day 1, on a 28 day cycle

EC20(++) and EC20(+) Hazard Ratio	0.547 (actual)	0.700

EC20(++) Hazard Ratio	0.381 (actual)	0.560

Cross-Over	Not allowed

EC20 Scan	Enrolled regardless of scan results	EC20(-) excluded

If PROCEED meets either primary endpoint with limited additional toxicity over the PLD control arm, we intend to file a new drug application, or NDA, for EC145 with the U.S. Food and Drug Administration, or FDA, and to also seek approvals outside the United States for use of EC145 in combination with PLD in EC20(+) and EC20(++) patients with PROC or in EC20(++) patients with PROC. The FDA has stated that PROCEED must provide evidence of persuasive and robust statistically significant clinical benefit. If we fail to demonstrate a benefit of this magnitude, we would expect that the FDA would require us to conduct a second phase 3 clinical trial in order to file an NDA and receive marketing approval of EC145 for the treatment of PROC. In addition, the results of PROCEED may not yield safety and efficacy results sufficient to be approved by the FDA for commercial sale.

Our second indication with EC145 is non-small cell lung cancer, or NSCLC. Lung cancer is the leading cause of cancer-related death worldwide and an area of high unmet medical need. Although several therapies are commercially available for the treatment of first and second line NSCLC, ultimately, in most patients the therapy fails and their cancer grows. In our clinical trials that incorporated EC20, approximately 80 percent of NSCLC patients over-express the folate receptor. As a result, we believe NSCLC is also an attractive indication for EC145 development. In a phase 2 single-arm trial in NSCLC patients who had at least one tumor that over-expressed the folate receptor, EC145 met the primary endpoint by demonstrating clinical benefit. At the eight week assessment of the patients, the DCR was 57 percent in the patients whose target tumors were all identified as over-expressing the folate receptor. This compares to historical DCRs ranging from 21 to 30 percent reported in other trials of approved therapies in less heavily pre-treated patients. In a subset of patients who had received three or fewer prior therapies and whose target tumors were all positive for the folate receptor, the DCR was 70 percent. DCR is the percentage of patients with complete response, partial response or stable disease, which has been shown to correlate with OS in NSCLC.

We also evaluated OS in EC20(++) patients (n=14) compared to patients in which at least one of the target lesions, but not all, over-expressed the folate receptor, such patients we refer to as EC20(+) (n=14). Median OS improved from 14.9 weeks for EC20(+) patients to 47.2 weeks for EC20(++) patients. The hazard ratio was 0.539, meaning EC20(++) patients were 46.1 percent less likely to die when compared to EC20(+) patients when receiving EC145 (p=0.101). We plan to define the development strategy for NSCLC in 2011 and will execute a trial or trials as funding becomes available.

Inflammatory Diseases

Beyond cancer, we have discovered that activated macrophages, a type of white blood cell found at sites of acute and chronic inflammation, also over-express the folate receptor. Activated macrophages release a variety of mediators of inflammation that contribute to a broad range of diseases, such as rheumatoid arthritis, osteoarthritis, inflammatory bowel disease and psoriasis. We have a number of SMDCs in preclinical development for autoimmune diseases that are designed to inhibit the production of pro-inflammatory cytokines by activated macrophages.

Our Strategy

Our strategy is to develop and commercialize SMDCs to treat patients who suffer from a variety of cancers and inflammatory diseases that are not well addressed by currently available therapies. The critical components of our business strategy are to:

•	Obtain marketing approval of our phase 3-ready SMDC, EC145, for use in women with platinum-resistant ovarian cancer. We plan to initiate a randomized, controlled, double-blinded phase 3 registration trial, PROCEED, in the first half of 2011 for the use of EC145 to treat women with PROC. If successful, we plan to submit the results of the PROCEED trial, supported by the results of our randomized phase 2 clinical trial, PRECEDENT, to the FDA as the basis for our application for marketing approval.

•	Expand use of EC145 to other indications. We would consider conducting additional trials to explore the broader utility of EC145 for treating patients with other ovarian cancer indications, such as front-line therapy in combination with platinum-based and taxane-based therapies. We are also developing EC145 for the treatment of NSCLC patients. Folate receptors are over-expressed on a wide variety of tumors, including in breast, colorectal, kidney, endometrial and other cancers. We estimate, based on worldwide cancer incidence rates, our own imaging studies and analysis of tumor biopsies that there are over one million newly diagnosed cancer patients per year in the United States, Europe and Japan whose tumors over-express the folate receptor. We intend to use EC20 to identify additional cancer indications for EC145 and to identify individual patients within each cancer indication who may be most suitable for treatment.

•	Build a pipeline of SMDCs by leveraging our technology platform. We believe that the modular approach of our technology platform will allow us to quickly and efficiently expand our pipeline of SMDC candidates featuring various combinations of our targeting ligands, linker systems and drug payloads. We currently have four SMDCs and two companion imaging diagnostics in clinical development.

•	Develop companion imaging diagnostics for each of our therapies. We believe there is a significant opportunity to create targeted therapies where individual patients are selected based upon the use of non-invasive imaging diagnostic tools. Our companion imaging diagnostics may lower the risk of development of our SMDCs by allowing us to select for our clinical trials only those patients whose disease over-expresses the receptor targeted by our SMDCs. This benefit may, upon regulatory approval, extend to clinical practice by giving physicians the information they need to prescribe our SMDCs to patients who are most likely to respond to our therapy.

•	Build commercial capabilities and partner to maximize the value of our SMDCs. To date, we have retained all worldwide commercial rights to our SMDCs. We intend to commercialize our oncology SMDCs in the United States through our own focused sales force that we would build in connection with such commercialization efforts, or by co-promoting these SMDCs in collaboration with one or more larger pharmaceutical companies that have established capabilities in commercializing cancer therapies. Outside of the United States, we currently intend to partner with established international pharmaceutical companies to maximize the value of our pipeline without the substantial investment required to develop an independent sales force in those geographies. In the large inflammatory disease markets, we currently expect to out-license our SMDCs in order to mitigate their higher costs of development and commercialization.

Our Small Molecule Drug Conjugate (SMDC) Technology

Traditional cytotoxic cancer chemotherapies kill rapidly dividing cancer and normal cells in an indiscriminate manner, leading to significant toxicity in patients. The need for patients to recover from this toxicity can limit the ability to deliver effectively-dosed cancer therapy. In addition, cancer therapies for a given tumor type are generally selected based on observations of efficacy and toxicity in that patient population and not, in most cases, based on an understanding of the differences between tumors on a molecular level. In response to these limitations, a number of targeted therapies were developed to be more selective, including monoclonal antibody-based therapies. Due to their selectivity against certain cancers, antibody therapies have achieved tremendous therapeutic and financial success in recent years. According to Roche Group’s publicly available information, the three largest cancer drugs in the world, Avastin, Herceptin and Rituxan, are monoclonal antibodies, with collective U.S. sales of $7.3 billion in 2009.

For certain cancers, antibodies alone are not sufficiently effective to achieve meaningful clinical benefit. This limitation has led to the development of a new class of agents called antibody drug conjugates, or ADCs. ADCs are comprised of a monoclonal antibody, which is used to target the specific cancer, attached via a linker system to a cell-killing drug. In clinical trials ADCs have enabled the targeted delivery of highly active anti-cancer drugs, improving response rates in several cancer indications, with generally less toxicity than standard chemotherapy. However, ADCs also have limitations. First, larger molecules, like ADCs, do not penetrate dense solid tumors as efficiently as small molecules, and as a result, ADC efficacy may be compromised due to limited accessibility to the target cells. Second, the slow clearance of antibodies from a patient’s bloodstream may lead to increased toxicity. The longer half-life of ADCs has also limited the development of antibody-based imaging diagnostics due to the poor image quality associated with the high background noise caused by ADCs remaining in a patient’s bloodstream. Third, ADCs are biologic molecules that are costly and often complex to manufacture.

We believe our SMDC platform represents a novel approach, comparable to ADCs in its ability to deliver highly active drug payloads in a targeted manner, but also with a number of potential advantages:

•	Small size to better penetrate solid tumors. We believe a key characteristic of our SMDCs is their ability to penetrate deeply into dense solid tumors. The targeting ligands for our SMDCs are approximately 300 times smaller in molecular weight than a typical antibody incorporated in ADCs. This may result in greater uptake and higher concentrations of these molecules within solid tumors.

•	Rapid clearance for reduced toxicity. The circulating half-life of ADCs currently in development generally range from several hours to several days. In contrast, our SMDCs are engineered to provide rapid uptake in targeted cells and rapid clearance from the bloodstream with a half-life of approximately 20 minutes. As a result of this shorter half-life, we believe there is reduced risk that our SMDCs will release the unconjugated drug payload into the blood stream. In our phase 1 trial of EC145, only four of 410, or less than one percent, of the blood samples analyzed had quantifiable levels of the unconjugated drug payload, and all four of these positive samples had concentrations near the lowest level of detection, and at a level where no significant toxicity was found.

•	Companion imaging diagnostics for targeted therapy. A companion imaging diagnostic can be created for each of our SMDCs. Because of the modular nature of our SMDC technology, the drug payload can be replaced with a radioisotope imaging agent, such as technetium-99m, or Tc-99m, that we employ in EC20, to create a companion imaging diagnostic designed to target the same diseased cells as the SMDC. The companion imaging diagnostic is intended to allow for real-time, full-body assessment of the receptor target without requiring an invasive tissue biopsy. Using full-body imaging, the receptor expression can be measured in every tumor and monitored throughout treatment. In our clinical trials that combined EC145 with EC20, we have seen correlations between favorable therapeutic outcomes and increased uptake of EC20.

•	Cost-effective and simple to manufacture. Given the increasing pressure on drug pricing posed by payors, costs of development and manufacturing are increasingly important. Our SMDCs are relatively simple to manufacture and do not have the complexity and expense of biological molecules, like antibodies and ADCs.

SMDC Pipeline

We have a pipeline of multiple SMDCs and companion imaging diagnostics that are in varying stages of clinical and preclinical development, all of which use our platform SMDC targeting technology. A summary of our most advanced development pipeline SMDCs and companion imaging diagnostics are as follows:

EC145: Folate Receptor Targeted Therapy

EC145 is designed to deliver a highly cytotoxic drug payload directly to folate receptors that are over-expressed on cancer cells, with low toxicity to healthy cells. EC145 consists of a targeting ligand, folate, conjugated via a linker system to an anti-cancer drug payload, DAVLBH. DAVLBH is derived from a proven class of anti-cancer drugs and is a potent destabilizer of microtubules. Since microtubules are critical for the separation of chromosomes during cell division, disruption of this microtubule system with DAVLBH promotes cell death.

Folate Receptors in Cancer Cells

Folate is a nutrient required by all living cells, and it is essential for cellular division. As depicted in the image below, folate enters human cells via two distinct transport systems, the reduced folate carrier pathway, or RFC, which has low affinity for folate and the folate receptor pathway, which has high-affinity for folate. The RFC is the predominant route by which normal cells access folate circulating in the body. The RFC is a transport protein that is expressed on virtually all cells in the body. In contrast, rapidly dividing cancer cells over-express the high-affinity folate receptor. The folate receptor captures folate from outside the cell and transports it inside by engulfing it within a vesicle called an endosome. Once internalized, the folate receptor releases the folate and is then recycled back to the cell surface where it resumes its function of capturing circulating folates.

Cellular Uptake of Folate

The folate receptor is not significantly expressed on most normal tissues. Lung, brain, small intestine, kidney and activated macrophages are the normal tissues known to express the folate receptor. In the lung, brain and small intestine, the folate receptor does not face the bloodstream, thus these folate receptors are not accessible to our folate-targeted SMDCs. In the kidney, the folate receptor functions as a salvage receptor that captures folates and transports them back into the blood stream to prevent folate deficiency. Although our SMDCs are also shuttled from the urine back into the blood using this folate receptor-based system, the linker system remains stable during this re-absorptive process to prevent release of the drug payload within the kidney. As a result, we have not observed any SMDC-related kidney toxicities throughout our preclinical or clinical trials. Activated macrophages also express the folate receptor. SMDCs like EC145 target folate receptor-expressing activated macrophages; however, these types of cells are not rapidly dividing, and as a result, anti-cancer drug payloads that disrupt cellular division processes are inactive against this cell type.

Elevated expression of the folate receptor occurs in several cancer types, and may be associated with the more aggressive growth characteristics of cancer cells as compared to normal cells. We believe that cancer cells over-express the folate receptor as a mechanism to capture additional folate to support rapid cell growth. The graph below shows the percentage of patients with different cancer types that are known to over-express the folate receptor. We estimate, based on worldwide cancer incidences combined with our own imaging studies that there are over one million newly diagnosed cancer patients per year in the United States, Europe and Japan whose tumors over-express the folate receptor.

Folate Receptor Positive Cancers by Cancer Type

Source:	American Cancer Society and Endocyte estimates based upon imaging studies and tissue biopsies.

EC145 takes advantage of the natural process of enhanced uptake of folate by cancer cells via the folate receptor by linking an active drug to a folate targeting ligand to create a tumor-targeted SMDC. Following transit through the bloodstream and entry into tumor tissue, EC145 binds to the externally-oriented folate receptor with high-affinity. Endocytosis of EC145 entraps it within a vesicle. As shown in the image on the previous page, drug payload release occurs within that vesicular compartment. The other pathway for folate to be taken up into cells, the RFC, is highly specific to folate but will not readily take up EC145 into the cell due to its molecular structure. As a result, EC145 is highly specific to cancer cells that over-express the folate receptor compared with normal cells which express the RFC.

When tested preclinically as a single agent, EC145 therapy has been observed to eliminate human tumors in mice across multiple folate receptor positive tumor models, using regimens that caused little to no observable toxicity. In the same models, treatment at the maximum tolerated dose, or MTD, with the free drug, DAVLBH, generated only modest or temporary tumor responses, and always in association with substantial toxicity. In addition, EC145 therapy caused no anti-tumor responses in preclinical tumor models that did not express the folate receptor, thus confirming the SMDC’s specificity to the target receptor.

EC145 has also been evaluated in preclinical models for activity in combination with several approved chemotherapeutic agents. For example, EC145 has shown significant anti-tumor responses in animals when dosed in combination with approved drugs, such as PLD, cisplatin, topotecan, bevacizumab and docetaxel. The toxicity profile of EC145, particularly its lack of hematologic toxicity, makes this SMDC a good potential candidate for combination therapies.

If we are successful in obtaining regulatory approval for EC145 in second or third line therapies, we intend to explore combinations with other drugs, several of which are frequently used as first line therapies in a variety of tumors that over-express the folate receptor. First line therapy refers to initial cancer treatments, while second or third line therapies refer to subsequent treatments following disease progression.

Ovarian Cancer

Market Opportunity

Ovarian cancer is a significant cause of patient morbidity, and is the leading cause of gynecologic cancer mortality in the United States. According to the American Cancer Society, approximately 21,500 new cases of ovarian cancer were reported in the United States in 2009. Of those ovarian cancer cases, approximately 50 percent of patients will eventually develop PROC. Mortality rates remain high, with nearly 15,000 deaths from ovarian cancer each year in the United States alone.

While the treatment of ovarian cancer depends on the stage of the disease, the initial therapy almost always involves surgical removal of the cancer from as many sites as possible followed by platinum-based chemotherapy. For women with advanced ovarian cancer who respond to initial platinum-based chemotherapy, most will eventually experience recurrence or progression of their cancer. Patients whose cancer recurs or progresses after initially responding to surgery and primary chemotherapy can be placed into one of two groups based on the time from completion of platinum therapy to disease recurrence or progression, referred to as the platinum-free interval:

•	Platinum-sensitive. Women with platinum-sensitive ovarian cancer have a platinum-free interval of greater than six months. Upon disease recurrence or progression, these patients are believed to benefit from additional exposure to platinum-based chemotherapy.

•	Platinum-resistant. Women with platinum-resistant ovarian cancer have a platinum-free interval of six months or less. These patients are much more resistant to standard chemotherapy and will typically receive PLD or topotecan or participate in a clinical trial. Overall response rate measured by RECIST, or ORR, for these subsequent therapies is in the range of 10 to 20 percent with median OS of approximately 11 to 12 months.

There are currently only two approved therapies for women with PROC, PLD and topotecan. In clinical trials, neither of these drugs has demonstrated a statistically significant increase in PFS or OS in this indication. The last drug approved in this patient population was PLD, which was granted accelerated approval in 1999 based on an ORR of 13.8 percent (n = 145). The “n” represents the total patient population utilized in the reported data. ORR refers to the sum of complete and partial tumor responses seen, divided by the total number of evaluated patients. More recently, phase 3 trials of gemcitabine, trabectedin, patupilone and phenoxodiol have shown no statistically significant benefit over PLD in terms of either PFS or OS in women with PROC.

We have chosen PROC as our lead indication for EC145 because of the large unmet need in treating this patient population, the high levels of over-expression of the folate receptor in this tumor type, the enhanced therapeutic effect EC145 had with PLD in preclinical studies, and the acceptable clinical safety profile seen to date with EC145, which may avoid increasing the toxicities seen with PLD. We chose to develop EC145 in conjunction with PLD because it is commonly used as a second line therapy and has a better safety profile than topotecan, the other approved second line therapy.

Phase 1 Clinical Trial

We completed a phase 1 safety and dose-finding trial in 32 patients designed to determine the MTD of EC145 in patients with a variety of different solid tumors. In the trial, we established a dose regimen of three times per week, every other week, at 2.5 mg per day, which was the MTD. This dose regimen showed preliminary signs of efficacy as a monotherapy in heavily pre-treated late-stage cancer patients with a variety of tumor types, including a partial tumor response and long-term disease stabilization in ovarian cancer (n=2) and long-term stabilization in other cancer types. This dose regimen was well tolerated. Toxicities most commonly seen in the trial were constipation, fatigue, nausea, vomiting, abdominal pain and anemia, many of which are observed in late-stage cancer patients. The primary dose-limiting toxicity for EC145 was a significant but spontaneously reversible constipation/ileus observed at doses above the MTD.

Phase 2 Single-Arm Clinical Trial

We have completed a phase 2 single-arm clinical trial designed to evaluate the safety and efficacy of EC145 in women with advanced epithelial ovarian, fallopian tube or primary peritoneal cancer. The primary objectives were to collect data on the clinical benefit of EC145 therapy, defined as the number of patients who received six or more cycles of therapy, to explore the safety of EC145 in this drug-resistant patient population, and to assess the degree to which patients who had at least one tumor that over-expressed the targeted folate receptor responded to therapy, thereby enabling us to better identify a target population in which to conduct a randomized clinical trial of EC145 in the future.

Prior to treatment with EC145, patients were scanned with EC20 to determine whether their tumors over-expressed the folate receptor. In addition to standard eligibility criteria, patients were required to have PROC or refractory ovarian cancer, meaning disease that did not respond or progressed during the most recent platinum-based chemotherapy, and at least a single RECIST-measurable tumor. EC145 was administered as a bolus dose three days per week, on weeks one and three of a four-week cycle. Forty-nine women, with a median age of 62 years, were enrolled into the trial. Participants had been heavily pre-treated prior to participation in the trial, having received a median of four prior chemotherapeutic regimens. All of these patients had advanced disease and most had a heavy tumor burden. Although the trial did not achieve the threshold for efficacy, the effectiveness of EC145 was also evaluated based on DCR and ORR. These analyses indicated that a subset of patients exhibited evidence of anti-tumor effect such as tumor shrinkage and disease stabilization, with low toxicity.

In the final analysis of the trial data the DCR for the 45 eligible patients was 42.2 percent with two women achieving a partial response, and the ORR for the eligible patients was 5 percent. An additional analysis established that EC145 was more active in patients previously treated with less than four therapies resulting in a DCR of 60.0 percent and an ORR of 13.3 percent. Safety data indicated that EC145 was very well tolerated, with no Grade 4 drug-related toxicities. The most frequent Grade 3 drug-related toxicities were fatigue in 8.2 percent of the patients and constipation in 8.2 percent of the patients. In addition, the safety data indicated that EC145 did not produce overlapping toxicity with the existing second-line therapeutic agents used, such as topotecan and PLD.

Each patient who was scanned with EC20 was given a score, computed by dividing the number of positive tumors by the total number of target tumors. For example, a patient with a total of four target tumors, two of which over-expressed the folate receptor, would have a patient score of 50 percent. Patients were divided into three groups based on their EC20 scores as follows:

•	the EC20(++) group was characterized as having 100 percent of their tumors tested positive for the folate receptor;

•	the EC20(+) group score was 1 to 99 percent positive or at least one, but not all of their tumors tested positive for the folate receptor; and

•	the EC20(-) group score was 0 percent positive because none of their tumors tested positive for the folate receptor.

Separate analyses were performed to assess the degree to which EC20(++) and EC20(+) patients responded to therapy with EC145. Of the 145 evaluable tumors, only tumors in EC20(++) and EC20(+) patients treated with EC145 showed tumor shrinkage of greater than 20 percent. No tumors of EC20(-) patients showed a decrease of greater than 20 percent. These results were statistically significant, indicating that EC20 uptake by tumors correlates with response to EC145 treatment (p=0.0022).

The ORR and DCR were calculated for each of the three groups. EC20(++) patients had the highest DCR, 57 percent, followed by EC20(+) at 36 percent and EC20(-) patients at 33 percent. In a subgroup analysis of less heavily pre-treated patients, those treated with three or fewer prior regimens, the DCR for the EC20(++) group was 86 percent versus 50 percent and zero percent in the EC20(+) and EC20(-) groups, respectively. Similarly, the ORR in the EC20(++) subgroup was the highest at 14 percent, while the ORR for the EC20(+) subgroup and for the EC20(-) subgroup was 13 percent and zero percent, respectively. Results from this trial indicate a potential correlation between EC20 binding levels and anti-tumor response at the level of the individual patient and the individual tumor.

Platinum REsistant Ovarian Cancer Evaluation of Doxil and EC145 CombiNation Therapy (PRECEDENT): Randomized Phase 2 Clinical Trial in PROC

PRECEDENT is a multicenter, open-label, randomized phase 2 clinical trial of 149 patients comparing EC145 and PLD in combination, versus PLD alone, in women with PROC. The trial completed enrollment in June 2010 and final PFS analysis of the data has been conducted.

We chose PFS as the primary endpoint of the trial as PFS is a clinically meaningful endpoint in this patient population and allows for a more rapid assessment of results than OS. PFS was measured based upon investigator assessment using both radiological measurements based on RECIST, as well as assessment of clinical progression. Secondary endpoints include OS, ORR and safety and tolerability of EC145 in combination with PLD. To minimize the potential for bias and to ensure the integrity of the OS measurement, cross-over was not allowed. In addition, the trial explored the correlation between therapeutic response and EC20 imaging results.

Eligible patients were randomized in a 2 to 1 ratio to either the EC145 and PLD arm or to the PLD alone arm. PLD was selected as the comparator because it is approved and widely used in PROC and EC145 in combination with PLD was more effective than PLD alone in our preclinical studies. Patients are dosed with EC145 three times per week every other week and PLD is administered once every 28 days in both population arms, consistent with the standard of care. All patients enrolled at clinical centers with nuclear imaging capabilities were scanned with our EC20 companion imaging diagnostic within 28 days prior to the initiation of treatment (113 patients).

PRECEDENT is a multicenter trial involving 65 sites in the United States, Canada and Poland. Patients were stratified based upon their geographic location, primary versus secondary platinum resistance and level of the tumor marker (CA-125). Most of the demographics and disease characteristics were well-balanced between the arms. There were two characteristics slightly imbalanced in the arms of the trial, both of which should have contributed to a poorer prognosis for patients receiving the combination of EC145 and PLD versus patients receiving PLD alone. Specifically, the number of patients with hepatic and pulmonary metastases at enrollment were greater in the combination arm (38.0 percent) compared to the PLD alone arm (22.4 percent). Also, the median cumulative length of tumor at enrollment in the combination arm was 9.3 cm compared to 5.6 cm in the PLD alone arm.

A Data Safety Monitoring Board, or DSMB, monitored the trial and conducted multiple safety reviews and a pre-specified interim analysis. This interim analysis was prepared by an independent biostatistician and reviewed by the DSMB on February 26, 2010. The DSMB recommendation was to continue the trial to full accrual with no protocol modifications.

At PRECEDENT’s final PFS analysis of 149 patients and 95 PFS events, we reported an 85 percent increase of median PFS from 11.7 weeks in the PLD arm to 21.7 weeks in the EC145 and PLD treatment arm (p=0.031). The hazard ratio was 0.626, meaning patients receiving EC145 were 37.4 percent less likely to have died or have their cancer progress compared to patients receiving only PLD. The median PFS seen in the control arm was consistent with historical data in this disease setting. This benefit in PFS was provided in the context of low additional toxicity over the current standard of care. We believe that EC145 and PLD is the first combination to show a meaningful improvement in PFS over standard therapy for the treatment of PROC.

Kaplan-Meier curve for PFS in PRECEDENT

EC145’s companion imaging diagnostic, EC20, was used to correlate folate receptor over-expression with EC145 efficacy in PROC. Patients in the PRECEDENT trial were imaged with EC20 prior to enrollment and target lesions were read to determine whether patients where EC20(++), EC20(+) or EC20(-). In the EC20(++) subgroup of 38 patients, patients whose target lesions all over-expressed the folate receptor, PFS improved from a median of 6.6 weeks for patients receiving PLD alone to a median of 24.0 weeks for patients receiving the combination of EC145 and PLD, an improvement of over 260 percent. The hazard ratio was 0.381 (p=0.018) or a reduction in the risk of progression of 61.9 percent. In addition, the data also showed an early positive trend in OS, with 81 percent of patients receiving the combination of EC145 and PLD alive at 6 months versus 72 percent of patients receiving PLD alone. The OS data set has a 66 percent censoring rate, includes only 50 events and is not considered mature. Final OS data for PRECEDENT is expected by the first quarter of 2012.

Kaplan-Meier curve for OS in PRECEDENT

We also examined other secondary endpoints, including ORR. The ORR at the initial scan was 28.0 percent in the treatment arm as compared to 16.3 percent in the control arm. Consistent with RECIST, the protocol required follow-up scans at least four weeks later to confirm responses. The ORR at the confirmatory scan was 18.0 percent in the treatment arm as compared to 12.2 percent in the control arm.

At the final PFS analysis, the combination therapy was generally well tolerated. The EC145 and PLD combination arm received a 62 percent greater cumulative dose of PLD because these patients remained in the trial for a longer duration due to improved PFS. Despite this higher cumulative dose of PLD in the combination arm, total drug-related adverse events and serious adverse events were similar between arms. Review of toxicity data indicate that the number of patients reporting at least one treatment-emergent drug-related serious adverse event resulting in discontinuation from the trial was 2.8 percent (n=3) for the EC145 and PLD combination arm vs. 4.0 percent (n=2) for the PLD single-agent arm of the trial. No patient in either arm was known to have died from drug-related adverse events while receiving treatment or within 30 days of receiving treatment. Toxicity levels in the combination arm are similar to historical levels of toxicity experienced in patients receiving PLD as a single agent.

PRECEDENT Trial Grade 3-4 Toxicities(1)
(At final PFS Analysis)

	EC145 and PLD		PLD
Hematological Toxicities	(n=107)		(n=50)
Neutropenia < 1,000/mm3	12.1	% (13)	4.0	% (2)
Febrile neutropenia	0.9	% (1)	2.0	% (1)
Anemia < 8 g/dL	6.5	% (7)	4.0	% (2)
Thrombocytopenia < 50,000/mm3	1.9	% (2)	2.0	% (1)
Leukopenia < 2,000/mm3	16.8	% (18)	4.0	% (2)
Lymphopenia < 500/mm3	17.8	% (19)	18.0	% (9)

	EC145 and PLD		PLD
Non-Hematological Toxicities	(n=107)		(n=50)
Stomatitis	5.6	% (6)	4.0	% (2)
PPE syndrome	11.2	% (12)	2.0	% (1)

(1)	Hematological toxicities are based on lab values regardless of causality. Non-hematological toxicities were drug-related toxicities occurring in five percent or more of patients in at least one arm of the trial.

Trial for Women With Platinum Resistant Ovarian Cancer Evaluating EC145 in Combination with Doxil (PROCEED): Phase 3 Clinical Trial for Approval of EC145 in PROC

The PROCEED trial is designed to support the approval of EC145 in combination with PLD for the treatment of women with PROC. PROCEED is a double-blinded, multicenter, international, randomized phase 3 clinical trial in 512 patients at more than 100 sites comparing EC145 and PLD to placebo and PLD in women with PROC. We intend to initiate enrollment of the PROCEED trial in the first half of 2011.

We designed our phase 3 registration trial following our end of phase 2 meeting with the FDA held on May 24, 2010. Fundamental design characteristics of the PROCEED trial closely match those of the PRECEDENT trial. The primary endpoint, dose and schedule, 2 to 1 randomization and no option for cross-over, are the same as those used in the PRECEDENT trial. The only significant design changes are that the phase 3 trial will utilize a placebo in order to double-blind the investigators and patients to which treatment arm they are on, the PFS endpoint will be based only on radiologic assessments with no clinical progression allowed, EC20(-) patients will be excluded, and the trial is powered for OS as a secondary endpoint. In addition, we expect to add additional countries to those used in the PRECEDENT trial, which included the United States, Canada and Poland.

In the PRECEDENT trial, the EC20(++) subgroup received the most benefit from EC145 therapy, with a hazard ratio of 0.381 (p=0.018). Because this data indicates a strong correlation between EC20(++) scans and EC145 efficacy, the phase 3 PROCEED clinical trial will include co-primary PFS endpoints. The first primary PFS analysis will be based on all patients enrolled in the study, EC20(+) and EC20(++) patients, and if met would support approval for EC145 in PROC for patients who have at least one lesion that over-expresses the folate receptor or based on EC20 scan results. The second primary PFS endpoint, or co-primary endpoint, is based on the subset of patients that are EC20(++) and would support approval of EC145 and EC20 in PROC patients who are EC20(++). The co-primary design could allow for approval on either endpoint. We believe this design provides the greatest probability for approval and is consistent with the FDA’s critical path initiative to develop personalized therapies. We intend to modify the PROCEED trial protocol to incorporate this co-primary endpoint.

The final primary PFS analysis will be conducted after 334 PFS events in the combined EC20(+) and EC20(++) patient population and 167 PFS events in the EC20(++) patient population, which we expect to occur by mid-2013, although the exact date will depend on a number of factors, including the rate of enrollment. It is estimated that 334 events will provide approximately 85 percent power to detect a 0.70 or lower hazard ratio in the EC20(+) and EC20(++) patient population or approximately a 43 percent improvement in median PFS.

The PROCEED trial is powered for OS analysis as a secondary endpoint. We believe that, in addition to the primary PFS analysis, the interim OS results will be part of the FDA review of our NDA for EC145 in women with PROC. We currently expect to have final OS data in late 2015 or early 2016. At the time of the final PFS analysis, PROCEED planned enrollment is 512 patients, which we estimate will provide 85 percent power to detect a hazard ratio of 0.72 or lower or approximately a 38 percent improvement in median OS.

The PROCEED trial is designed to meet the key elements that we believe, based on our end of phase 2 meeting, will be required by the FDA for approval of new drugs based on PFS in this patient population:

•	Clinically meaningful improvement in PFS. The trial is designed to show approximately a 43 percent improvement in median PFS, which we believe is clinically meaningful in this patient population, where there is a high unmet medical need and no approved drug has demonstrated a statistically significant improvement in median PFS or OS. Our PRECEDENT randomized phase 2 clinical trial showed a statistically significant PFS benefit that corresponds to approximately an 85 percent improvement in median PFS.

•	Powered to evaluate OS. The trial is powered to detect a 33 percent improvement in median OS. To ensure the integrity of the OS measurement, we do not allow cross-over between the trial arms.

•	Blinded radiologic assessment of PFS. The trial will be double-blinded to minimize any occurrence of bias, and the PFS analysis will be based only on radiologic assessment. The trial will include a supportive PFS analysis based on a centralized blinded independent review confirmed by a centralized blinded independent review.

•	Favorable risk/benefit analysis. The final results of the phase 2 trial indicated a significant and clinically meaningful benefit in PFS, this was in the context of manageable toxicity. There was no statistically significant safety differences were seen between EC145 and PLD versus PLD alone either in overall adverse events or serious adverse events. We believe that in this area of high unmet medical need, this is a favorable risk/benefit assessment, which we believe can be repeated in PROCEED.

Non-Small Cell Lung Cancer

Market Opportunity

Lung cancer is the number one cause of cancer deaths worldwide. According to the Surveillance Epidemiology and End Results Program of the National Cancer Institute, in 2010, approximately 178,000 patients in the United States were diagnosed with NSCLC and approximately 126,000 died of the disease. Although numerous drugs are available for the treatment of NSCLC patients, according to a study published in Lung Cancer in 2003, the disease of more than 75 percent of patients progresses in less than eight weeks following second line or third line therapy. These findings underscore the need for continued development of new therapeutics, especially for refractory and progressive disease. In our clinical trials that incorporated EC20 in approximately 60 patients, the tumors in approximately 80 percent of advanced NSCLC patients over-expressed the folate receptor. As a result, we have investigated the use of EC145 for the treatment of NSCLC patients in our phase 2 single-arm trial in this indication.

Clinical Trials in NSCLC: Phase 2 Single-Arm Clinical Trial

We conducted a phase 2 single-arm trial of EC145 in 43 patients with NSCLC. Prior to treatment with EC145, patients were scanned with EC20 to determine whether their tumors over-expressed the folate receptor. Only EC20(++) and EC20(+) patients were eligible for the trial. In addition to standard eligibility criteria, patients were required to have a diagnosis of adenocarcinoma of the lung and to have at least a single RECIST-measurable tumor. There were no limits to the maximum number of prior therapies allowed in this patient population. EC145 was administered as a bolus dose of 1 mg per day five days per week, every other week during induction, followed by 2.5 mg per day, three days per week every other week thereafter as maintenance. CT scans were performed every eight weeks and adverse events were assessed using standard criteria.

The trial gathered data on efficacy, including DCR and ORR, to characterize the toxicity profile of EC145 in the target population. The trial was also designed to assess whether EC20 tumor scans that were positive for the over-expression of the folate receptor correlated with anti-tumor response. All participants in the trial were EC20(++) and EC20(+). The trial was conducted in a heavily pre-treated patient population, with a median age of 62 and a median of three prior chemotherapeutic regimens with a range of two to nine treatments. Additional analysis confirmed that the group had large-volume disease with a median cumulative tumor length of 7.9 cm. The trial met the primary endpoint of clinical benefit, which was defined as more than 20.0 percent of the patients completing four months of therapy. Safety data for all 43 participants indicated that EC145 was well tolerated, with no Grade 4 drug-related toxicities. The most frequently observed drug-related Grade 3 toxicity was fatigue (4.7 percent).

At the eight week patient assessment, the disease control rate, or DCR, was 57 percent in the patients who had all of their target tumors identified as over-expressing the folate receptor. This compares to DCRs for approved therapies of 21 to 30 percent reported in trials of less heavily pre-treated patients. In a subset of only EC20(++) patients who had received three or fewer prior therapies, the DCR was 70 percent. DCR has been shown to correlate with OS in NSCLC.

	All Patients	EC20(++)	EC20(+)

EC145 (all patients)	34.5%	57.1%	14.3%
EC145 (three or fewer prior therapies)	42.9%	70.0%	20.0%
Historical benchmark (two or three prior therapies)	21% to 30%	—	—

We also evaluated OS in EC20(++) patients (n=14) compared to EC20(+) patients (n=14). Median OS improved from 14.9 weeks for EC20(+) patients to 47.2 weeks for EC20(++) patients. The hazard ratio was 0.539, meaning EC20(++) patients were 46.1 percent less likely to die when compared to EC20(+) patients when receiving EC145 (p=0.101).

NSCLC Development Plan

Based on these results in the single-arm trial, we intend to define the development strategy for NSCLC in 2011 and will execute a trial or trials as funding becomes available. There are a number of options for developing EC145 within the NSCLC patient population, including single-agent therapy for the treatment of refractory disease or in combination with current therapies in first or second line. We have seen favorable preclinical results with EC145 in combination with other NSCLC therapies, such as docetaxel, a member of the taxane family, and cisplatin. This planned phase 2 clinical trial will help guide our future development efforts for EC145 in NSCLC.

EC20: Lead Companion Imaging Diagnostic for Folate-Targeted Therapies

We believe the future of medicine includes not only safer and more effective drugs, but also the ability to identify the appropriate therapy for a particular patient. We are committed to this approach, which is commonly referred to as personalized medicine or predictive medicine.

Because of the modular nature of our SMDC technology, the drug payload can be replaced with a radioisotope imaging agent, such as Tc-99m, which we employ in EC20, to create a companion imaging diagnostic designed to target the same diseased cells as the SMDC. The companion imaging diagnostic allows for real-time, full-body assessment of the receptor target without requiring an invasive tissue biopsy. Using full-body imaging, the receptor expression can be measured in every tumor and monitored throughout treatment. As described earlier, our PROC and NSCLC clinical trials combining EC145 with its companion imaging diagnostic have shown correlations between favorable therapeutic outcomes and increased uptake of EC20.

EC20 is the companion imaging diagnostic for all of our SMDCs that target the folate receptor. EC20 is a conjugate of the targeting ligand folate and the radioisotope imaging agent Tc-99m. Following intravenous administration, EC20 rapidly binds to tumors that over-express the folate receptor, allowing the treating physician to distinguish between patients who are EC20(++), EC20(+) or EC20(-). EC20 enables high quality diagnostic scans one to two hours following its administration as a result of the quick clearance from the blood of EC20 not taken up by cells which over-express the folate receptor.

Potential key advantages of EC20 over tissue-based samples include:

•	minimally invasive (not requiring biopsy);

•	real-time assessment of tumor receptor expression (as opposed to analysis based on archived tissue);

•	greater sensitivity because EC20 binds to all forms of the folate receptor (tissue sample analysis may understate folate receptor expression by not recognizing all forms of the folate receptor);

•	greater specificity because EC20 distinguishes between those receptors accessible to folate in the blood and those not accessible (tissue sample analysis may overstate folate receptor expression); and

•	full-body evaluation (as opposed to samples of tumor which may or may not be indicative of all areas of disease).

EC20 Development Plan

EC20 is being developed under the FDA’s published guidance regarding usage of imaging agents for therapeutic management of patients. Consistent with this guidance, our development strategy for EC20 will be to show that the presence of EC20 uptake in tumors is predictive of improved therapeutic outcomes resulting from treatment with EC145.

With an estimated incidence of over one million newly diagnosed cancer patients in the United States, Europe and Japan who have tumors that over-express the folate receptor, EC20 could, if approved, represent a substantial commercial opportunity for us as a screening diagnostic. Companion imaging diagnostics are an important part of our development and commercial plan, which may allow us not only to provide a targeted therapy, but also a truly personalized and more effective therapy. This could benefit patients, doctors and payors by allowing doctors to select only patients who are likely to benefit from our therapies.

We plan to file an NDA with the FDA for the separate approval of EC20 for use in women with PROC. We intend to use the data obtained from PROCEED for the basis of the filing of this NDA. However, there can be no assurance the FDA will not require additional clinical trials of EC20 prior to approval. We expect to meet with the FDA’s Division of Medical Imaging in early 2011 to discuss in detail our plans for EC20’s approval path.

Other Pipeline Programs

Folate Receptor Targeted Programs

EC0489 is a conjugate that utilizes the same targeting ligand, folate, and the same drug payload, DAVLBH, as EC145, but it includes an alternative linker system. This alternative linker system yields a different biodistribution of the drug compared to EC145, which may allow for higher dosage of drug payload. EC0489 is currently in a phase 1 dose escalation trial evaluating the safety of the drug in patients with solid cancer tumors. To date, 31 patients have been treated with EC0489. This trial will also allow us to evaluate the utility of our alternative linker system technology and its potential for use in the construction of future SMDCs. Following the conclusion of the phase 1 trial, we will evaluate future development options for EC0489.

EC0225 is a conjugate of folate and two distinct and highly active drugs, DAVLBH and mitomycin-C. DAVLBH is a microtubule destabilizer and mitomycin-C is a DNA alkylator. These two drugs are attached to a single targeting ligand and are brought into the targeted cancer cell via endocytosis, at which point both drugs are concurrently released. The anticipated advantage of using two drugs is that the payload is doubled, which may increase the overall anti-cancer activity of the SMDC. Attaching drugs with different mechanisms of action may allow them to overcome drug resistance. The drug payloads within EC0225 utilize distinct mechanisms of action to kill target cancer cells, thus making this SMDC a targeted combination therapy within a single drug. EC0225 is currently being evaluated in an open-label phase 1 dose escalation trial to assess its safety in patients with solid tumors, and to determine the dose for future trials. To date, 66 patients have been treated with EC0225. Enrollment has closed, and we expect final results by early 2011. Following the conclusion of the phase 1 trial, we will evaluate future development options for EC0225.

EC17 is a conjugate of folate and a hapten molecule. This SMDC also utilizes our folate targeting ligand, but instead of DAVLBH, EC17 incorporates hapten as the drug payload, and delivers this drug payload to the tumor surface. When bound to cancer cells, EC17 is designed to elicit an immunologic response from the host immune system in order to facilitate tumor-cell killing. We completed a phase 1 trial with EC17 during which the drug was administered safely with a confirmed anti-hapten antibody response and evidence of anti-tumor activity. We are currently evaluating future development options for EC17.

EC0531 is a conjugate of folate and a drug payload of tubulysin, a microtubule destabilizer that, in our in vitro models, showed approximately 100,000 times more potency than cisplatin. Tubulysin alone is too toxic to be used in patients rendering it impractical for therapeutic use. In contrast, our folate receptor-targeted tubulysin SMDC, EC0531, is curative in multiple xenograft models under conditions that produce no observable toxicities. Following the conclusion of our preclinical studies we will evaluate future development options for EC0531.

Prostate Specific Membrane Antigen Targeting Programs

Leveraging our ligand and linker system expertise that we have obtained from our folate SMDC programs, we recently introduced into clinical trials EC0652, a companion imaging diagnostic for a new class of SMDCs whose targeting ligand binds to PSMA. PSMA is a receptor target that is predominantly over-expressed on prostate cancer cells.

EC0652 is a conjugate of a proprietary PSMA targeting ligand and the imaging agent Tc-99m. EC0652 is used to support SMDCs that target PSMA. In preclinical studies, EC0652 was found to specifically bind to PSMA-expressing tumor cells and it allowed for the non-invasive, real-time assessment of functionally active and drug-accessible PSMA-expressing tumor cells. EC0652 is currently in early clinical trials to validate specificity and biodistribution of the targeting ligand. In addition, we are currently evaluating EC1069, an SMDC for prostate cancer therapy based on the PSMA targeting ligand.

Inflammatory Disease Programs

During the clinical development of EC20, it was discovered that patients with active inflammatory conditions, such as arthritic knees, displayed areas of EC20 uptake in non-cancerous regions of the body. Based on this observation, we began to test preclinical models of rheumatoid arthritis and discovered that activated, but not resting, macrophages present within the inflamed joints over-expressed the folate receptor. Activated macrophages are a type of white blood cell involved in a variety of inflammatory diseases, and they are responsible for the release of pro-inflammatory molecules, such as tumor necrosis factor alpha, or TNF-alpha as well as other cytokines, into the body. Commercially available drugs such as etanercept and adalimumab, both designed to neutralize TNF-alpha biological activity, have proven to be effective for the treatment of a variety of inflammatory diseases. In 2009, these products generated $9.0 billion in annual sales according to Amgen’s and Abbott Laboratories’ publicly available filings. Although effective in some patients, other patients may fail to respond to these costly biological products because the activated macrophages secrete a variety of pro-inflammatory agents, in addition to TNF-alpha, into the systemic circulation, which results in continuing inflammation, causing a decreased therapeutic effect.

Our strategy for treating chronic inflammatory disorders differs from these available drugs that neutralize specific secreted factors such as TNF-alpha because our technology targets the folate receptor over-expressed on activated macrophages, which we believe are the source of pro-inflammatory agents, like TNF-alpha. We are developing a new class of SMDCs designed to neutralize, or de-activate, the activated macrophage itself. Preclinical data suggests that our SMDC candidates may suppress the secretion of all mediators of inflammation. Our oncology class of SMDCs, such as EC145, will target folate receptor-expressing activated macrophages; however, these types of cells are not rapidly dividing, and as a result, anti-cancer drug payloads that would otherwise disrupt cellular division processes are inactive against this cell type.

Utilizing an identical strategy to that we applied in the development of our oncology programs, SMDCs designed for treating inflammation may be constructed with more potent forms of known, active drugs, and then used along with companion imaging diagnostics to provide personalized therapy. Using our folate receptor-targeted EC20 companion imaging diagnostic in both preclinical and clinical trials, we have identified a number of diseases involving activated macrophages that over-express the folate receptor, including rheumatoid arthritis, osteoarthritis, inflammatory bowel disease and psoriasis.

In our preclinical models of rheumatoid arthritis, SMDCs targeted to activated macrophages result in significant reduction in inflammation and prevention of bone destruction that often accompanies these diseases. For example, EC0746 is an SMDC constructed with the targeting ligand, folate, and an inhibitor of cellular metabolism, called aminopterin. We observed in preclinical models that EC0746 was safe and reduced inflammation more than the most commonly prescribed anti-inflammatory agent, methotrexate, and the anti-TNF-alpha agent, etanercept.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our SMDCs. A number of multinational pharmaceutical companies and large biotechnology companies are pursuing the development of or are currently marketing pharmaceuticals that target ovarian cancer and NSCLC, or other oncology pathways on which we are focusing. It is possible that the number of companies seeking to develop products and therapies for the treatment of unmet needs in oncology will increase.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drugs, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available.

Recent successes with targeted therapies in solid tumors, such as those found in colon, breast and lung cancers, have led to a marked increase in research and development in targeted treatments for cancer, including cancer of the ovary. We are aware of a number of companies that have ongoing programs to develop both small molecules and biologics to treat patients with ovarian cancer. Roche Holdings is currently testing bevacizumab in women with ovarian cancer, including a phase 3 clinical trial in women with PROC. Eisai Company is conducting advanced stage clinical trials of farletuzumab, a folate receptor targeted antibody, in women with PROC and platinum-sensitive disease. Nektar Therapeutics, using its conjugate technology, is developing NKTR-102 for use in patients with solid tumor malignancies, including PROC, colorectal, breast and cervical cancers. Sunesis Pharmaceuticals is conducting a phase 2 single-arm trial of voreloxin, an anti-cancer quinolone derivative, in a number of patient populations, including PROC. Sanofi-Aventis is conducting a phase 2 single-arm trial of their drug BSI-201, a PARP inhibitor currently in a number of patient populations, including ovarian cancer. Eli Lilly is conducting a phase 2 single-arm trial of their drug LY573636.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to recruit and enroll patients for our clinical trials;

•	the results of our clinical trials and the efficacy and safety of our SMDCs and companion imaging diagnostics;

•	the cost of treatment in relation to alternative therapies;

•	the speed at which we develop our SMDCs and companion imaging diagnostics;

•	achieving and maintaining compliance with regulatory requirements applicable to our business;

•	the timing and scope of regulatory approvals, including labeling;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

•	our ability to protect intellectual property rights related to our SMDCs and companion imaging diagnostics;

•	our ability to commercialize and market any of our products that may receive regulatory approval;

•	our ability to have our partners manufacture and sell commercial quantities of any approved SMDCs and companion imaging diagnostics to the market; and

•	acceptance of SMDCs and companion imaging diagnostics by physicians, other healthcare providers and patients.

In addition, the biopharmaceutical industry is characterized by rapid technological change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. Also, because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our SMDCs or companion imaging diagnostics obsolete or less competitive.

Manufacturing

To date, our SMDCs and companion imaging diagnostics have been manufactured in small quantities for preclinical studies and clinical trials by third-party manufacturers and we intend to continue do so in the future. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our SMDC candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers. While individual contract manufacturers have demonstrated the capability to produce quantities of our SMDCs sufficient to support our ongoing clinical trials for EC145 and other SMDCs, we continue to engage alternative suppliers to provide supply in the event of a failure to meet demand on the part of a single contract manufacturer. In addition, the linker system for EC145 is currently obtained from a single source supplier, AmbioPharm, and should that source be interrupted, we may be delayed in obtaining alternative supply and as a result, our manufacturing of EC145 could be disrupted. Otherwise, we believe that we currently have, or can access, sufficient supplies of all of the key components of EC145 and to manufacture EC145 to conduct and complete our planned phase 3 clinical trial for EC145. There are several manufacturers we are aware of that have the capacity to manufacture EC145 in the quantities that our development and future commercialization efforts, if any, may require. We have utilized two such suppliers to date. We expect to continue to depend on third-party contract manufacturers for the foreseeable future.

Our SMDCs and companion imaging diagnostics require precise, high quality manufacturing. Failure by our contract manufacturers to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously harm our business.

As a result of the potency of our compounds, we do not expect the quantities required at full commercial scale to present a challenge to our third-party manufacturing partners. Although we rely on contract manufacturers, we have personnel with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

Sales and Marketing

Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing our technology, undertaking preclinical testing and studies of our SMDCs and companion imaging diagnostics and engaging in research and development under collaboration agreements. We have not yet demonstrated an ability to obtain regulatory approval, formulate and manufacture commercial-scale products, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, it is difficult to predict our future success and the viability of any commercial programs that we may choose to take forward.

Subject to successful completion of our PROCEED clinical trial for EC145 and FDA approval of EC145 for women with PROC, it is our objective to establish EC145 in combination with PLD as the therapy of choice for PROC patients. If EC145 is approved by the FDA, we intend to build the commercial infrastructure sufficient to market and sell EC145 and EC20 in the United States. This infrastructure is expected to include a specialty sales force of approximately 50 to 75 representatives, sales management, sales and distribution support staff and internal marketing staff. Following approval, but in advance of distribution, we expect to make a significant investment in marketing efforts to support the successful launch of EC145.

Outside of the United States, we may choose to utilize strategic partners or contract sales organizations to support the sales, marketing and distribution of EC145 and other approved SMDCs.

Facilities

Our offices are located in two primary leased facilities, a 14,000 square foot facility in West Lafayette, Indiana in the Purdue University Research Park and a 4,400 square foot corporate office space in Indianapolis, Indiana. The West Lafayette facility includes both administrative and research laboratory space. We believe we will be able to renew the lease on the West Lafayette facility upon the expiration of the current lease agreement in March 2011. The Indianapolis offices are used exclusively for corporate and administrative functions. The lease for this facility expires in November 2015. We also occupy space of less than 1,000 square feet in a second location in West Lafayette utilized primarily for research and development. We believe we will be able to renew the leases on this space or secure an alternative suitable facility upon the expiration of the current lease agreements for this facility in April 2011 for a portion of the space and October 2011 for the balance of the space. We believe the existing facilities are sufficient to meet our current and near-term needs.

Employees

As of September 30, 2010, we had a total of 54 full-time employees, of whom 47 were engaged in research and development activities. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We have not experienced a work stoppage and consider our relations with our employees to be good.

Government Regulation

Government authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, distribution, post-approval monitoring and reporting, advertising and promotion, and export and import of pharmaceutical products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and related regulations. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an Institutional Review Board, or IRB, of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

The Investigational New Drug Process

An Investigational New Drug application, or an IND, is a request for authorization from the FDA to administer an investigational drug to humans. Such authorization must be secured before commencing clinical trials of any new drug candidate in humans.

The central focus of the initial IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal studies or other human studies, as appropriate, as well as manufacturing information, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials as outlined in the IND. In such a case, the IND may be placed on clinical hold until any outstanding concerns or questions are resolved.

Clinical trials involve the administration of the investigational drug to patients under the supervision of qualified investigators in accordance with Good Clinical Practices, or GCPs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical site’s IRB before the trials may be initiated. All participants in clinical trials must provide their informed consent in writing prior to their enrollment in the trial.

The clinical investigation of an investigational drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

•	Phase 1. Phase 1 involves the initial introduction of an investigational new drug into humans. Phase 1 clinical trials are typically closely monitored and may be conducted in patients with the target disease or condition or healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During phase 1 clinical trials, sufficient information about the investigational drug’s pharmacokinetics and pharmacologic effects may be obtained to permit the design of well-controlled and scientifically valid phase 2 clinical trials. The total number of participants included in phase 1 clinical trials varies, but generally ranges from 20 to 80.

•	Phase 2. Phase 2 includes the controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational drug for a particular indication in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the drug. Phase 2 clinical trials are typically well controlled, closely monitored and conducted in a limited patient population, usually involving no more than several hundred participants.

•	Phase 3. Phase 3 clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval by the FDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.

The decision to terminate development of an investigational drug may be made by either a health authority body such as the FDA, or by us for various reasons. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides a recommendation of whether or not a trial may move forward at pre-specified check points based on access that only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. We may decide to suspend or terminate development based on evolving business objectives and/or competitive climate.

In addition, there are requirements and industry guidelines to require the posting of ongoing clinical trials on public registries and the disclosure of designated clinical trial results and related payments to healthcare professionals.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug information is submitted to the FDA in the form of a New Drug Application, or NDA, except under limited circumstances, requesting approval to market the product for one or more indications.

The NDA Approval Process

In order to obtain approval to market a drug in the United States, a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the investigational drug for the proposed indication to the FDA’s satisfaction. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.

The FDA will initially review the NDA for completeness before it accepts the NDA for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Based on phase 3 clinical trial results submitted in an NDA, upon the request of an applicant a priority review designation may be granted to a product by the FDA, which sets the target date for FDA action on the application at six months. Priority review is given where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the standard FDA review period is ten months. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process for a drug requires substantial time, effort and financial resources and this process may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our SMDCs or companion imaging diagnostics and secure necessary governmental approvals, which could delay or preclude us from marketing our products. Even if the FDA approves an SMDC or companion imaging diagnostic, it may limit the approved indications for use or place other conditions on approval that could restrict commercial application, such as a requirement that we implement special risk management measures through a Risk Evaluation and Mitigation Strategy. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Regulation

After regulatory approval of a drug product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. Regulatory approval of oncology products often requires that patients in clinical trials be followed for long periods to determine the OS benefit of the drug. The FDA has indicated to us that if we receive approval of EC145 for treatment of PROC based on PFS data from the PROCEED trial, we will be required to continue to follow patients in that trial to determine the OS benefit of the drug. In addition, as a holder of an approved NDA, we would be required to report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to assure and preserve the long-term stability of the drug product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record-keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our SMDCs. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we will be subject, either directly or through our distribution partners, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements.

To obtain regulatory approval of an investigational drug under European Union regulatory systems, we must submit a marketing authorization application. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures, and our SMDCs and companion imaging diagnostics would fall under the centralized authorization procedure.

The European Medicines Agency, or EMA, implemented the centralized procedure for the approval of human medicines to facilitate marketing authorizations that are valid throughout the European Union. This procedure results in a single marketing authorization issued by the EMA that is valid across the European Union, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are: derived from biotechnology processes, such as genetic engineering; contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions; and officially designated orphan medicines.

Under the Centralized Procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Compliance

During all phases of development (pre- and post-marketing), failure to comply with the applicable regulatory requirements may result in administrative or judicial sanctions. These sanctions could include the following actions by the FDA or other regulatory authorities: imposition of a clinical hold on trials; refusal to approve pending applications; withdrawal of an approval; warning letters; product recalls; product seizures; total or partial suspension of production or distribution; product detention or refusal to permit the import or export of products; injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Our SMDCs may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular SMDC to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act, or VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including U.S. Department of Veterans Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Patents and Proprietary Rights

Because of the length of time and expense associated with bringing new products to market, biopharmaceutical companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes.

Our success depends in part on our ability to protect the proprietary nature of our SMDC candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. As a matter of policy, we seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.

We have applied, and are applying, for patents directed to our three main areas of focus: anti-tumor therapeutics and diagnostics, anti-inflammation therapeutics and diagnostics and immunotherapy therapeutics and diagnostics, both in the United States and, when appropriate, in other countries. We own or have rights to 63 issued patents and 178 applications worldwide covering our core technology, SMDCs and companion imaging diagnostics.

Currently, we own three issued U.S. patents, patent number 7,601,332, or the ‘332 patent, entitled “Vitamin Receptor Binding Drug Delivery Conjugates”, patent number 7,128,893, or the ‘893 patent, entitled “Vitamin-Targeted Imaging Agents” and patent number 7,862,798, or the ‘798 patent, also entitled “Vitamin-Targeted Imaging Agents”. The ‘332 patent issued on October 13, 2009 in the United States and is scheduled to expire in 2026. The ‘332 patent includes claims covering EC145, among other compounds. Additionally, we have filed continuation patent applications to the ‘332 patent and prosecution is ongoing. With respect to EC145 coverage, we have patents issued in the United States, China, India, New Zealand with continuations filed in the United States and China, and pending patent applications in Canada, Europe, Japan, Australia, Israel, Taiwan, Argentina, Venezuela and South Africa, and the patents also claim related chemical structures, pharmaceutical compositions, and methods for linking vitamins to drugs through our linker system. We also have filed several patent applications related to EC145 specifically, such as using EC20 to predict patients’ response to EC145 and the combination of EC145 with PLD.

The ‘893 patent and ‘798 patent issued on October 31, 2006 and on January 4, 2011, respectively, in the United States and are both scheduled to expire in 2024. The ‘893 patent and ‘798 patent include claims covering EC20, among other compounds. Additionally, we have filed continuation patent applications to the ‘893 patent and prosecution is ongoing. The ‘798 patent was one such continuation application issued as a patent. Notably, the ‘893 patent has foreign patent counterparts and to date, the ’893 patent equivalent has been issued in several countries worldwide. In Europe, drug product claims covering some EC20 formulations have been issued. We are currently developing a strategy to increase the breadth of EC20 coverage in Europe.

We have filed additional patent applications worldwide to protect our innovations such as multidrug ligand conjugates including EC0225, spacer conjugates including EC0489, tubulysin conjugates including EC0531 and conjugates directed to the PSMA, including EC0651. EC0651 is owned by the Purdue Research Foundation, a non-profit organization, which manages the intellectual property of Purdue University, and exclusively licensed to us.

We entered into two exclusive, worldwide licenses for a number of patents and patent applications, owned by the Purdue Research Foundation, for select folate-targeted technology and for select technology related to PSMA. The folate-technology license was originally entered into on July 17, 1998 with an effective date as of December 21, 1995, and was restated on October 21, 1998. The PSMA license was entered into on March 1, 2010.

Under the two Purdue Research Foundation licenses, there are 32 issued and 80 pending patent applications worldwide which have yet to issue or grant. Most of our licensed intellectual property is under the folate-targeted license. In the United States, we license six issued patents under the folate-targeted license and none under the PSMA license. Each of the folate-targeted license and PSMA license expire on the expiration date of the last to expire of the patents licensed thereunder, respectively, including those that are issued on patents currently pending and on matters not yet filed. As a result, the final termination date of the Purdue Research Foundation licenses is indeterminable until the last such patents issue and results of potential patent extensions are known. We may terminate the Purdue Research Foundation licenses without cause with 60 days notice. Purdue Research Foundation may terminate the licenses for material default by us which is not cured within 90 days notice by Purdue Research Foundation or upon 60 days notice in the event we fail to meet public demand for approved products covered by the licensed patents after a six month cure period following commercial introduction. The Purdue Research Foundation licenses also contain standard provisions allowing Purdue Research Foundation to terminate upon our bankruptcy. We have royalty obligations to Purdue Research Foundation based on sales of products that are designed, developed or tested using the licensed technology as well as annual minimum royalty obligations. Pursuant to our exclusive license agreement with Purdue Research Foundation relating to folate, we are obligated to pay an annual minimum royalty of $12,500 until commercial sales commence, following which time the payment of single digit royalty rates will commence. Pursuant to our exclusive license agreement with Purdue Research Foundation relating to PSMA, we are obligated to make annual minimum payments of $15,000 until commercial sales commence, following which time the payment of single digit royalty rates will commence, along with an annual milestone payment of $100,000. In addition, certain clinical and regulatory milestone payments of $500,000 along with sales-based milestones related to third-party sales are also payable. We are also subject to penalties totaling $300,000 if certain diligence milestones are not met. Future milestone payments in excess of $500,000 may be waived by Purdue Research Foundation.

Most of our portfolio consists of intellectual property we exclusively license from Purdue Research Foundation or which we own ourselves. Generally, the intellectual property licensed from Purdue Research Foundation is early stage and relates to methods that were invented in the laboratory of Professor Philip Low. Internally, we typically develop these methods further and refine them to determine the commercial applicability. Additionally, these early-stage patents often provide us protection from competitors while we evaluate commercial possibilities of a specific program. For example, some of the very early patents we licensed from Purdue Research Foundation covered methods of delivering folate attached to targeting ligand across a cell membrane. We were able to use the patent protection afforded by such early patents to develop folate conjugates, including the invention and clinical development, and in the future, the commercialization of our linker system incorporated in EC145.

Due to the use of federal funds in the development of some of the folate-related technology at Purdue Research Foundation, the U.S. government has the irrevocable, royalty-free, paid-up right to practice and have practiced certain patents throughout the world, should it choose to exercise such rights, namely to three early-stage United States patents issued to Purdue Research Foundation and to two pending jointly owned Purdue Research Foundation patent applications.

Our development strategy also employs lifecycle management positions. For example, the interim results of our PRECEDENT trial indicated a benefit of PLD and EC145 over PLD alone. As noted above, we filed a patent application directed to this combination. In evaluating our current plans for development, it is likely that we will apply for regulatory approval for this combination. If we are able to obtain patent approval for this indication, then it will provide several years of additional coverage above and beyond the expiration of certain patents relating to EC145 alone. As a result, our general guiding strategy is to obtain patent coverage for innovations that show a clinical benefit to patients and an economic opportunity for us.

Pursuant to a license agreement with BMS, we co-own several patent applications directed to epothilone with BMS. BMS notified us of their intent to terminate our license agreement in June 2010 and in July 2010 also notified us of their intent to abandon certain of the patent applications subject to the license related to folate conjugates with epothilone.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent.

The patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extensions on patents covering those products.

While we pursue patent protection and enforcement of our SMDC candidates and aspects of our technologies when appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, independent contractors, suppliers and collaborators. Our employment policy requires each new employee to enter into an agreement containing provisions generally prohibiting the disclosure of confidential information to anyone outside of us and providing that any invention conceived by an employee within the scope of his or her employment duties is our exclusive property. We have a similar policy with respect to independent contractors, generally requiring independent contractors to enter into an agreement containing provisions generally prohibiting the disclosure of confidential information to anyone outside of us and providing that any invention conceived by an independent contractor within the scope of his or her services is our exclusive property with the exception of contracts with universities and colleges that may be unable to make such assignments. Furthermore, our know-how that is accessed by third parties through collaborations and research and development contracts and through our relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. We cannot, however, assure you that these protective arrangements will be honored by third parties, including employees, independent contractors, suppliers and collaborators, or that these arrangements will effectively protect our rights relating to unpatented proprietary information, trade secrets and know-how. In addition, we cannot assure you that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information and technologies.

Additionally, there can be no assurance that our patents will provide significant protection, competitive advantage or commercial benefit. The validity and enforceability of patents issued to biopharmaceutical companies has proven highly uncertain. For example, legal considerations surrounding the validity of patents in the fields of biopharmaceuticals are in transition, and we cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. In addition, we cannot assure you as to the degree and range of protections any of our patents, if issued, may afford us or whether patents will be issued. For example, patents which may issue to us may be subjected to further governmental review that may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Further, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot assure you that we were the first creator of inventions covered by our pending patent applications, or that we were the first to file patent applications for these inventions.

Many biopharmaceutical companies and university and research institutions have filed patent applications or have received patents in our areas of product development. Many of these entities’ applications, patents and other intellectual property rights could prevent us from obtaining patents or could call into question the validity of any of our patents, if issued, or could otherwise adversely affect the ability to develop, manufacture or commercialize SMDC candidates. In addition, certain parts of our technology originated from third-party sources. These third-party sources include academic, government and other research laboratories, as well as the public domain. If use of technology incorporated into or used to produce our SMDCs is challenged, or if a conflicting patent issued to others is upheld in the courts or if a conflicting patent application filed by others is issued as a patent and is upheld, we may be unable to market one or more of our SMDCs, or we may be required to obtain a license to market those SMDCs. To contend with these possibilities, we may have to enter into license agreements in the future with third parties for technologies that may be useful or necessary for the manufacture or commercialization of some of our SMDCs. In addition, we are routinely in discussions with academic and commercial entities that hold patents on technology or processes that we may find necessary in order to engage in some of our activities. However, we cannot assure you that these licenses, or any others that we may be required to obtain to market our SMDCs, will be available on commercially reasonable terms, if at all, or that we will be able to develop alternative technologies if we cannot obtain required licenses.

To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and we cannot assure you that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights; or even could result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents or pending patent applications. Although we believe that we would have valid defenses to allegations that our current SMDCs, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. Even if some of these activities were found to infringe a third party’s patent rights, we may be found to be exempt from infringement under 35 U.S.C. § 271(e) to the extent that these are found to be pre-commercialization activities related to our seeking regulatory approval for a SMDC. However, the scope of protection under 35 U.S.C. § 271(e) is uncertain and we cannot assure you that any defense under 35 U.S.C. § 271(e) would be successful. Further, the defense under 35 U.S.C. § 271(e) is only available for pre-commercialization activities, and could not be used as a defense for sale and marketing of any of our SMDCs. There has been, and we believe that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of September 30, 2010:

Name	Age	Position

P. Ron Ellis	49	President, Chief Executive Officer and Director
Michael A. Sherman	44	Chief Financial Officer
Philip S. Low, Ph.D.(1)	63	Chief Science Officer and Director
Christopher P. Leamon, Ph.D.	44	Vice President of Research
Chandra D. Lovejoy	39	Vice President of Regulatory Affairs
Richard A. Messmann, M.D.	54	Vice President of Medical Affairs
Allen R. Ritter, Ph.D.	49	Vice President of Manufacturing and Chemistry Manufacturing Control
John G. Clawson(2)	82	Chairman of our Board of Directors
John C. Aplin, Ph.D.(3)	65	Director
Douglas G. Bailey(2)	60	Director
Keith E. Brauer(3)	62	Director
Ann F. Hanham, Ph.D.(3)	57	Director
Fred A. Middleton(2)	61	Director
James S. Shannon, M.D., MRCP(1)	54	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

P. Ron Ellis is one of our founders and has served as our President and Chief Executive Officer since January 1996 and as a member of our Board of Directors since December 1995. From May 1987 to December 1995, Mr. Ellis served in various positions at Hill-Rom Company, but most recently as Vice President of Strategy and Corporate Development of the specialty care division. Mr. Ellis holds a B.S. in computer science and an M.B.A. from Brigham Young University and a certification in regulatory affairs from Purdue University. We believe that Mr. Ellis possesses specific attributes that qualify him to serve as a member of our Board of Directors, including the perspective and experience he brings as our President and Chief Executive Officer and as one of our co-founders, which brings historic knowledge, operational expertise and continuity to our Board of Directors.

Michael A. Sherman has served as our Chief Financial Officer since October 2006. From December 1994 to October 2006, Mr. Sherman served in various executive roles, but most recently as Vice President of Finance and Strategic Planning from May 2004 to October 2006, of Guidant Corporation, or Guidant, a cardiovascular device manufacturer acquired by Boston Scientific Corporation, a medical device company, in April 2006. Mr. Sherman holds a B.A. in economics from DePauw University and an M.B.A. from the Amos Tuck School, Dartmouth College.

Philip S. Low, Ph.D. is one of our founders and has served as our Chief Science Officer since April 1998 and as a member of our Board of Directors since December 1995. Dr. Low has served on the faculty at Purdue University since August 1976, where he is currently the Ralph C. Corley Distinguished Professor of Chemistry. Dr. Low holds a B.S. in chemistry from Brigham Young University and a Ph.D. in biochemistry from the University of California, San Diego. We believe that Dr. Low possesses specific attributes that qualify him to serve as a member of our Board of Directors, including the perspective and experience he brings as our Chief Science Officer and as one of our co-founders, which brings historic knowledge, scientific expertise and continuity to our Board of Directors.

Christopher P. Leamon, Ph.D. has served as our Vice President of Research since April 2000. From February 1999 to April 2000, Dr. Leamon served as our Director of Biology and Biochemistry. Prior to joining us, Dr. Leamon was employed in the pharmaceutical industry where he conducted discovery research in the field of peptide, oligonucleotide, liposome and DNA drug delivery for GlaxoWellcome, a healthcare company, in December 2000, and Isis Pharmaceuticals, a biomedical pharmaceutical company. Dr. Leamon holds a B.S. in chemistry from Baldwin Wallace College and a Ph.D. in biochemistry from Purdue University.

Chandra D. Lovejoy has served as our Vice President of Regulatory Affairs since May 2010. From December 2007 to May 2010, Ms. Lovejoy served as our Director of Regulatory Affairs. Ms. Lovejoy served in various positions at Genentech, a biotechnology company and an indirectly wholly owned subsidiary of Roche Holdings, a healthcare company, including Manager of Regulatory Affairs from October 2006 to November 2007 and as a Senior Associate of Regulatory Affairs from April 2005 to October 2006. Ms. Lovejoy holds a B.S. in organizational behavior from the University of San Francisco and a certification in regulatory affairs from San Diego State University.

Richard A. Messmann, M.D. has served as our Vice President of Medical Affairs since July 2005. From July 2003 to July 2005, Dr. Messmann served as Director of Cancer Research for the Great Lakes Cancer Institute, a joint venture between Michigan State University and McLaren Health Care. Dr. Messmann holds a B.S. in electrical and computer engineering from Oakland University, an M.H.S. in clinical research from Duke University, and an M.S. in biochemistry and an M.D. from Wayne State University.

Allen R. Ritter, Ph.D. has served as our Vice President of Manufacturing and Chemistry Manufacturing Control, or CMC, since December 2005. From May 2004 to December 2005, Dr. Ritter served as our Director of Development, CMC and Manufacturing. Dr. Ritter holds a B.S. in chemistry from St. Olaf College, an M.S. in organic chemistry from the University of Pittsburgh, and a Ph.D. in synthetic organic chemistry from the University of Notre Dame.

John G. Clawson has served as a member of our Board of Directors since December 1995 and as Chairman of our Board of Directors since August 2001. Mr. Clawson served as Chief Executive Officer of Hill-Rom, Inc., a wholly owned subsidiary of Hill-Rom Holdings, Inc., a medical device and equipment company, and a former subsidiary of Hillenbrand Industries, a healthcare and funeral services company, from 1975 to 1993. From May 2002 to November 2008, Mr. Clawson served as a director of Non-Invasive Monitoring Systems, a medical appliance and equipment company. Mr. Clawson holds a B.A. in social sciences from Brigham Young University and an M.B.A. from the Harvard Business School. We believe that Mr. Clawson possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his general management and operational experience, gained through his service as chief executive officer of several companies.

John C. Aplin, Ph.D. has served as a member of our Board of Directors since May 2003. Since November 1990, Dr. Aplin has served as General Partner and Managing Director of CID Capital, a venture capital firm he joined after previously serving as President and Chief Executive Officer of The Fuller Brush Company, a supplier of consumer products. Dr. Aplin holds a B.S. in business administration from Drake University, and an M.A. in industrial and labor relations and a Ph.D. in business administration from the University of Iowa. Dr. Aplin is also a Certified Management Consultant. We believe that Dr. Aplin possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Douglas G. Bailey has served as a member of our Board of Directors since July 2001. Mr. Bailey is the founder of American Bailey Corporation, a private equity firm for which he has served as President since October 1984 and as Chief Executive Officer since 1996. Mr. Bailey has served as the President and Chief Executive Officer since April 2010, Chairman of the board of directors since January 2010, Deputy Chairman from 2002 through 2009, and a director since April 1998 of Fuel Tech, a fuel technology company. Mr. Bailey holds a B.S., an M.S. and Engineer’s degree, all in mechanical engineering from Massachusetts Institute of Technology, and an M.B.A. from the Harvard Business School. We believe that Mr. Bailey possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience in the private equity industry and his years of business and leadership experience.

Keith E. Brauer has served as a member of our Board of Directors since August 2006. Since August 1999, Mr. Brauer has served in various roles at the Community Hospitals of Indianapolis, or CHI, including roles with CHI’s affiliate, Indiana Heart Hospital, or IHH. Mr. Brauer since August 1999 has served as a member of CHI’s finance committee, since April 2006 as a member of IHH’s board of directors and since July 2009 as Chairman of IHH’s board of directors. Mr. Brauer was also a member of CHI’s board of directors from October 2000 to December 2009 and as Chairman of CHI’s board of directors from August 2003 to August 2005. He has also served on the board of directors since June 2006 and chairman of the audit committee since September 2006 of NanoInk, Inc., a nanometer-scale manufacturing and applications development company. He has also served on the board of directors since August 2008 and chairman of the audit committee since October 2008 of NICO Corporation, a neurosurgery company. From 1988 to 1994, Mr. Brauer served in various executive roles at Eli Lilly and Company, a healthcare company, most recently as Executive Director and Chief Accounting Officer. From July 1994 to April 2006, Mr. Brauer served as Vice President, Finance and Chief Financial Officer of Guidant, which was acquired by Boston Scientific Corporation, a medical device company, in April 2006. Mr. Brauer retired with full benefits after the acquisition of Guidant and has not sought full time employment since that time. Mr. Brauer holds a B.S. in management from Indiana University and an M.B.A. from the University of Michigan. We believe that Mr. Brauer possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his financial, general operational and management experience.

Ann F. Hanham, Ph.D. has served as a member of our Board of Directors since November 2004. Dr. Hanham joined Burrill & Company, a venture capital and merchant banking firm, in February 2000 and has served as a Managing Director there since January 2002. Dr. Hanham served on the board of directors of BioMimetic Therapeutics, Inc., a biopharmaceutical company, from May 2001 to September 2006; Biotie Therapies, a drug discovery and development company, from March 2009 to April 2010; and Targacept, a biopharmaceutical company, from September 2005 to August 2006. Dr. Hanham holds a B.Sc. from the University of Toronto, a M.Sc. from Simon Fraser University and a Ph.D. from the University of British Columbia. We believe that Dr. Hanham possesses specific attributes that qualify her to serve as a member of our Board of Directors, including experience in the venture capital industry and her years of financial, business and leadership experience in the biomedical industry.

Fred A. Middleton has served as a member of our Board of Directors since July 2001. Since 1987, Mr. Middleton has been a General Partner and Managing Director of Sanderling Ventures, a biomedical venture capital firm. During the last 20 years, Mr. Middleton has served in a number of management roles and as a member of the board of directors for over 20 biomedical companies. Mr. Middleton currently serves as Chairman of the board of directors of Stereotaxis, a medical device company, and as a member of board of directors of CardioNet, a cardiac rhythm services company. Mr. Middleton also serves on the board of directors of five other privately-held biomedical and biotechnology companies. He holds a B.S. in chemistry from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School. We believe that Mr. Middleton possesses specific attributes that qualify him to serve as a member of the Board of Directors, including his experience in the venture capital industry and his general operational and management experience working with early-stage biomedical companies.

James S. Shannon, M.D., MRCP (UK) has served as a member of our Board of Directors since February 2010. Dr. Shannon served as the President and Chief Executive Officer of Cerimon Pharmaceuticals, a biopharmaceutical company, from January 2009 to April 2010 and has served as a director since October 2008. Dr. Shannon served in various executive roles at Novartis AG, a healthcare products company from December 1994 to September 2008, serving as Global Head of Pharma Development from November 2005 to September 2008. From October 2008 to December 2008 Mr. Shannon was between jobs. He has served on the board of directors of MannKind Corporation, a biopharmaceutical company, since February 2010, Crucell, a biopharmaceutical company, since June 2010, Biotie Therapies, a biopharmaceutical company, since April 2010 and several other private companies. Dr. Shannon holds a B.Sc., an M.B., a B.Ch., a B.A.O. and an M.D. in medicine from Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). We believe that Dr. Shannon possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his general operational and management experience in the biomedical industry, his experience managing product development programs and his experience in international markets.

Board Composition

Our Board of Directors is currently composed of nine members. Seven of our directors are independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. Immediately prior to this offering, our Board of Directors will be divided into three staggered classes of directors. At each annual meeting of stockholders beginning in 2011, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2011 for the Class I directors, 2012 for the Class II directors and 2013 for the Class III directors.

•	Our Class I directors will be Philip S. Low, John C. Aplin and Douglas G. Bailey.

•	Our Class II directors will be John G. Clawson, Ann F. Hanham and Keith E. Brauer.

•	Our Class III directors will be P. Ron Ellis, Fred A. Middleton and James S. Shannon.

Our amended and restated certificate of incorporation and bylaws provide that the number of our directors, which is currently nine members, shall be fixed from time to time by a resolution of the majority of our Board of Directors. Each officer serves at the discretion of our Board of Directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.

Director Independence

Upon the closing of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Stock Market LLC, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the closing of this offering. In addition, the rules of The NASDAQ Stock Market LLC require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The NASDAQ Stock Market LLC, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In August 2010, our Board of Directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Messrs. Brauer, Bailey, Clawson and Middleton and Drs. Aplin, Hanham and Shannon, representing seven of our nine directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Stock Market LLC. Our Board of Directors also determined that Mr. Brauer and Drs. Aplin and Hanham, who comprise our audit committee, Messrs. Bailey, Clawson and Middleton, who comprise our compensation committee, and Dr. Shannon, who partially comprises our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable Securities and Exchange Commission, or SEC, rules and the rules of The NASDAQ Stock Market LLC.

In making our determination of independent status, our Board of Directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Our Board of Directors has determined that Dr. Low does not meet the independence eligibility requirements of The NASDAQ Stock Market LLC or Rule 10A-3. Since Dr. Low does not satisfy the independence standards, in conjunction with our plans to conduct a search for additional qualified persons to be added to, or replace current members of, our Board of Directors, we plan to either add additional independent directors to our Board of Directors who could become members of our nominating and corporate governance committee or remove Dr. Low from this committee, such that this committee has a majority of independent directors within 90 days after listing our common stock and is fully independent within 12 months after listing our common stock.

Board Committees

Our Board of Directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.

Audit Committee. The members of our audit committee are Mr. Brauer and Drs. Aplin and Hanham each of whom is a non-employee member of our Board of Directors. Our audit committee chairman, Mr. Brauer, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of The NASDAQ Stock Market LLC. Our audit committee is responsible for, among other things:

•	reviewing and approving the selection of our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee. The members of our compensation committee are Messrs. Bailey, Clawson and Middleton. Mr. Bailey is the chairman of our compensation committee. The compensation committee is responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•	reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administering the issuance of stock options and other awards under our stock plans.

Nominating and Corporate Governance Committee. The members of our nominating and corporate governance committee are Drs. Shannon and Low. Dr. Shannon is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to our Board of Directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our Board of Directors;

•	reviewing the succession planning for our executive officers;

•	overseeing the evaluation of our Board of Directors and management; and

•	recommending members for each committee of our Board of Directors.

Our Board of Directors may from time to time establish other committees.

Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our Board of Directors for the years ended December 31, 2009 and 2010. The table excludes Mr. Ellis, our President and Chief Executive Officer, and Dr. Low, our Chief Science Officer, who did not receive any compensation from us in their roles as directors during the years ended December 31, 2009 and 2010.

Change in
Pension Value
and
Nonqualified
		Fees Earned			Non-Equity	Deferred	All Other
		or Paid in	Stock Awards	Option	Incentive Plan	Compensation	Compensation
Name	Year	Cash ($)	($)(1)	Awards ($)(1)	Compensation ($)	Earnings ($)	($)	Total ($)

John C. Aplin, Ph.D.		$—	$—	$—	$—	$—	$—	$—
Douglas G. Bailey		—	—	—	—	—	—	—
Keith E. Brauer	2009	—	—	8,910	—	—	—	8,910
	2010	13,089	—	17,104	—	—	—	30,193
John G. Clawson		—	—	—	—	—	—	—
Ann F. Hanham, Ph.D.		—	—	—	—	—	—	—
Fred A. Middleton		—	—	—	—	—	—	—
James S. Shannon, M.D., MRCP	2010	13,089	—	5,695	—	—	—	18,784

(1)	The amount in this column represents the aggregate grant date fair value of the option awards vested during 2009 and 2010, computed in accordance with FASB Topic ASC 718. This amount does not correspond to the actual value that will be recognized by the director. The assumptions used in the valuation of this award are consistent with the valuation methodologies specified in the notes to our financial statements.

(2)	Award made in fiscal year 2009.

(3)	Award made in fiscal year 2010.

The aggregate number of shares subject to stock awards and stock options outstanding at December 31, 2010 for each director is as follows:

Aggregate Number of Stock Awards and Stock Options
Name	Outstanding as of December 31, 2010

John C. Aplin, Ph.D.	—
Douglas G. Bailey	—
Keith E. Brauer	31,804	(1)
John G. Clawson	—
Ann F. Hanham, Ph.D.	—
Fred A. Middleton	—
James S. Shannon, M.D., MRCP	13,089	(2)

(1)	Of the 31,804 option shares, 21,333 shares vested immediately upon grant, and 10,471 shares vest monthly over a period of 48 months beginning on August 31, 2006.

(2)	50 percent of the option shares vest on February 11, 2012 and 272 shares vest monthly over a period of 24 months beginning on February 28, 2012.

Before the year ended December 31, 2010, our directors did not receive any cash compensation for their services as members of our Board of Directors or any committee of our Board of Directors. During the year ended December 31, 2010, our non-investor and non-employee members of our Board of Directors each received an annual $25,000 payment as cash compensation for their service.

We refer to each of our non-employee directors as an outside director. Effective upon the closing of this offering, each outside director will receive $25,000 annually for his or her service on our Board of Directors and our chair of the Board of Directors will receive an additional $15,000 annually for his or her service as our chair of the Board of Directors. Each outside director who serves as a chair of our audit committee, compensation committee or nominating and corporate governance committee will receive respectively $15,000, $10,000 or $7,500 annually for his or her service as chair on such committee, and other members of our audit committee, compensation committee or nominating and corporate governance committee will receive, respectively, $7,500, $5,000 or $3,750 annually for his or her service on such committee. Each of the payments to our outside directors will be on a quarterly basis, in consideration for their services in these respective roles.

On August 12, 2010, our Board of Directors authorized the grant of an option to each of our outside directors who had not previously received option grants from us, or initial option grant, to purchase 30,000 shares of our common stock effective upon the closing of this offering. In addition, at the same meeting, our Board of Directors authorized the grant of an option to each of Messrs. Brauer and Shannon to purchase 5,000 shares of our common stock effective upon the closing of this offering. Such initial option grants will be exercisable as to 1/3 of the shares upon the business day before each annual stockholder meeting following the closing of this offering, subject to such director’s continued service through each relevant vesting date.

Our outside director equity compensation policy was adopted by our Board of Directors on August 12, 2010 and will become effective immediately upon the closing of this offering. The policy is intended to formalize the granting of equity compensation to our non-employee directors under the 2010 Equity Incentive Plan, or EIP. Non-employee directors may receive all types of awards under the EIP, except for incentive stock options. The policy provides for automatic and nondiscretionary grants of nonstatutory stock options subject to the terms and conditions of the policy and the EIP.

Under the policy, each non-employee director who first becomes a non-employee director following this offering will be automatically granted a stock option to purchase 30,000 shares of our common stock on the date such person first becomes a non-employee director. A director who is an employee and who ceases to be an employee, but who remains a director, will not receive such an initial award.

In addition, each non-employee director will be automatically granted an annual stock option to purchase 15,000 shares of our common stock on the date of each annual stockholder meeting beginning on the date of the first annual meeting following this offering.

The exercise price of all stock options granted pursuant to the policy will be equal to the fair market value of our common stock on the date of grant. The term of all stock options will be ten years. Subject to the adjustment provisions of the EIP, initial awards will vest as to 1/3 of the shares subject to such awards on the business day before each date of each annual stockholder meeting following their respective commencement of service, provided such non-employee director continues to serve as a director through each such date. The annual awards will vest as to 100 percent of the shares on the business day prior to the next annual stockholder meeting following the date of grant, provided such non-employee director continues to serve as a director through such date.

The administrator of the EIP in its discretion may change or otherwise revise the terms of awards granted under the outside director equity compensation policy on a prospective basis.

In the event of a “change in control,” as defined in our EIP, with respect to awards granted under the EIP to non-employee directors, the non-employee director will fully vest in and have the right to exercise awards as to all shares underlying such awards and all restrictions on awards will lapse, and all performance goals or other vesting criteria will be deemed achieved at 100 percent of target level and all other terms and conditions met if the non-employee director is terminated following the change in control other than by voluntary resignation (unless such resignation is at the request of the acquiror).

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, www.endocyte.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of our Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or on the compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

Our executive compensation program seeks to attract and retain our senior executives and to motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. Through our annual goal-setting process, organizational objectives are established for our company and employees, including those individuals who are listed under the heading “Executive Compensation — 2009 and 2010 Summary Compensation Table,” who are referred to as named executive officers, or NEOs. We evaluate and reward our NEOs through compensation intended to motivate them to identify and capitalize on the opportunities that result in our growth and success.

The main elements of our NEO compensation program are:

•	base salary;

•	short-term incentives through our cash bonus program;

•	long-term incentives through equity award grants; and

•	broad-based employee benefits.

We believe these compensation components are necessary to help us attract and retain the executive talent on which we depend. These elements comprise a compensation package for our NEOs that is intended to reward achievement of our business goals, link individual performance to our corporate performance, provide competitive pay and align the interests of our NEOs with those of our stockholders.

Establishment of Compensation Committee

Our Board of Directors established the compensation committee to carry out certain of our Board of Directors’ responsibilities as described under the heading “Management — Board Committees — Compensation Committee”. The compensation committee operates under a written charter adopted by the compensation committee and approved by our Board of Directors. The charter will be available on our website.

Compensation Decision Process

Role of Our Board of Directors and Compensation Committee

For 2009 and 2010, the compensation committee recommended the compensation of our NEOs to our Board of Directors, and our Board of Directors had the final decision-making authority with respect to the compensation of our NEOs. Our Board of Directors, at its discretion, may agree with or reject the compensation committee’s recommendations, as well as require revisions to such recommendations before it approves our NEOs’ compensation. For 2009 and 2010, our Board of Directors agreed with the compensation committee’s recommendations and approved our NEOs’ compensation accordingly.

Role of Management

The Chief Executive Officer, or CEO, typically attends all meetings of the compensation committee, except for executive sessions. At the request of the compensation committee, our CEO provides his assessment of the performance of our NEOs, other than himself. Our CEO also takes an active part in the discussions of the compensation committee at which the compensation of NEOs other than himself are discussed. The compensation committee may agree with our CEO’s recommendations or may require revisions to the compensation of such NEOs when making recommendations to our Board of Directors. However, all decisions regarding our CEO’s compensation are recommended by the compensation committee and reviewed and approved by our Board of Directors in closed sessions outside of our CEO’s presence.

Role of Compensation Consultants

The compensation committee has the authority to engage its own advisers to assist it in carrying out its responsibilities. The compensation committee selected Radford, a subsidiary of Aon Consulting, and J. Thelander Consulting, or Thelander, and each reports to the compensation committee directly and interacts with management, as necessary. For 2009 and 2010, Radford and Thelander provided us with applicable survey benchmark data. These consultants have not performed work for us other than pursuant to an engagement by the compensation committee.

Comparator Group Companies and Benchmarking

In determining compensation for our NEOs, the compensation committee refers to executive compensation surveys provided by Radford and Thelander. Specifically, for each of 2009 and 2010, the compensation committee reviewed data from the Radford Global Life Sciences Survey with respect to private companies with at least $80 million of secured financing and the Thelander Private Company Compensation Survey with respect to private companies with at least $70 million of secured financing. However, benchmarking is only one of many factors we consider in setting NEO compensation. Accordingly, we view benchmark data as a useful tool, but not as the sole parameter for determining compensation. Generally, we consider data between the 25th and 75th percentile with respect to each of base salary, cash bonuses and equity awards for each NEO’s applicable position to validate and ensure that compensation falls within a competitive range against industry norms.

The compensation committee retained Radford to determine a group of similarly situated public peer companies, from which we will benchmark competitive pay levels and compensation practices as disclosed pursuant to such companies’ publicly filed compensation data. The peer group was determined using the following criteria:

•	U.S. companies operating in drug delivery systems or biopharmaceutical industries that are similarly situated in phase 3 clinical trials or after filing an NDA;

•	comparable companies in terms of stage of development and our forecasted financial profile; and

•	sufficient room for growth without over-or under-extending the breadth of our selected peer group.

The compensation committee approved the following peer group for compensation purposes at its meeting held on August 2, 2010:

• Alimera Sciences
• Ardea Biosciences
• ARIAD Pharmaceuticals
• ArQule
• AVEO Pharmaceuticals
• BioCryst Pharmaceuticals
• Cadence Pharmaceuticals
• Cytokinetics
• DURECT
• Dynavax Technologies
• MAP Pharmaceuticals
• Medivation
• Nabi Biopharmaceuticals
• Novavax
• Omeros
• Optimer Pharmaceuticals
• Orexigen Therapeutics
• Pain Therapeutics
• Pharmacyclics
• Targacept

Performance-driven Compensation

We emphasize performance in annually reviewing and setting our NEOs’ base salary, bonuses and equity awards. This emphasis on performance with respect to a substantial portion of compensation is intended to motivate our NEOs to pursue our business objectives, reward them for achievement of these objectives and align their interests with those of our stockholders.

Accordingly, on an annual basis and typically at the beginning of each year, we determine a set of performance goals to be achieved with respect to such year. Our performance as compared to these goals and an individual’s performance and contributions primarily drive the recommendations that the compensation committee makes with respect to each NEO’s base salary, cash bonus and equity compensation. Other factors, such as larger macroeconomic conditions of the industry and labor market in which we compete, as well as strategic business decisions, also may influence compensation decisions. For example, as discussed below, for 2009, in response to the deteriorated economic and uncertain market conditions of late 2008 and in order to conserve our cash, our Board of Directors and compensation committee determined that no salary increase or cash bonus would be made in 2009, despite the achievement of the applicable corporate performance goals for 2008. As another example and as discussed below, for 2010, in determining equity awards, our Board of Directors and compensation committee took into consideration the equity ownership stakes of our NEOs to guide us in ensuring that our NEOs’ compensation was competitive and had sufficient retention value.

Typically, the performance goals for each year initially are identified and developed by senior executives, and our CEO in particular, during discussions of our strategic business objectives that are particularly important in driving our business, which after discussion with our Board of Directors are approved. Upon completion of the year, our Board of Directors reviews each performance goal and determines the extent to which we achieved such goals, and our CEO assesses the achievement of specific performance goals relating to other NEOs. Our Board of Directors’ review of our CEO’s compensation package involves primarily the level of achievement of our performance goals, while review of all other NEOs’ compensation packages includes review of our performance goals and specific performance goals that relate to each NEO’s area of responsibility.

Company Performance Goals

The Board of Directors and compensation committee have identified four key areas of Company performance that apply to us generally:

(1)	discovery of new SMDC and obtaining patent protection;

(2)	meeting of clinical milestones (for example, protocol sign-off, first patient in, last patient out, database lock, final clinical study report, and similar items);

(3)	financing the company and meeting our spending targets; and

(4)	licensing and partnering, which include both in-licensing and out-licensing objectives.

These are long-term strategic objectives that are broken down into specific plans. The CEO reviews each area of performance with the compensation committee at the applicable year-end and the compensation committee will assign an overall company rating on a scale of zero to 100 percent achievement. The rating takes into account the difficulty as well as the achievement of the objectives in the aggregate.

For 2009, the Board of Directors approved the following performance goals:

(1)	select activated macrophage lead compound;

(2)	develop siRNA to reduce target by 50 percent;

(3)	obtain patent with respect to a new linker system;

(4)	complete enrollment of a clinical study;

(5)	complete private financing;

(6)	achieve regulatory clearance in Poland;

(7)	achieve clinical scale manufacturing of tubulysin API; and

(8)	achieve certain licensing committed funding.

For 2009, the compensation committee gave the company a 75 percent score based on the aggregate achievement of the performance goals or “Highly Successful Performance” rating, based on the full achievement of items (3), (4), (5), and (6) out of the above list of performance goals.

For 2010, the Board of Directors approved the following performance goals:

(1)	identify SMDCs using new mechanisms of cell killing;

(2)	achieve operational milestones related to our phase 2 clinical trial for EC145;

(3)	complete design of our phase 3 clinical trial for EC145, which we refer to as our PROCEED trial;

(4)	achieve manufacturing readiness for PROCEED; and

(5)	execute corporate financing plans to fund PROCEED.

For 2010, the compensation committee did not determine a specific score related to the aggregate achievement of the performance goals because no bonus pool was created for 2010.

Individual Performance

The compensation committee reviews our CEO’s performance based on achievement of the corporate performance goals. Other NEOs’ performance reviews also include a separate review of any corporate performance goals applicable to the NEO’s area of responsibility. The compensation committee, with the assistance of our CEO, determines the relative achievement of the performance goals applicable to each NEO. Although no formula is used with respect to setting any particular element of compensation, each NEO’s performance review generally is weighted so that 50 percent relates to the achievement of performance goals, 25 percent relates to performance of major job responsibilities and 25 percent relates to overall demonstration of teamwork, excellence and commitment. Specifically, individual performance objectives for our NEOs for 2009 and 2010 are as follows:

Mr. Sherman. Mr. Sherman’s performance goals are to achieve key financial objectives, such as implementing cost savings, managing spending and ensuring adequate financing.

Dr. Leamon. Dr. Leamon’s performance goals are to achieve key discovery objectives and issue of key patents.

Dr. Messmann. Dr. Messmann’s performance goals are to achieve key clinical objectives related to clinical research, including the design and execution of our clinical programs.

Dr. Ritter. Dr. Ritter’s performance goals are to achieve key manufacturing and quality objectives related to insuring supply of drug product, managing manufacturing and development costs and meeting certain regulatory requirements.

Elements of Executive Compensation

Base Salary

We provide base salaries to our NEOs and other employees to compensate them for services rendered on a day-to-day basis during the year. Generally, the base salary element of compensation is used to recognize the experience, skills, knowledge and responsibilities required of each NEO, and over time reflects our NEO’s overall sustained performance and contributions to our business. The review of NEO base salary levels by our CEO, except with respect to his own salary, the compensation committee and our Board of Directors is subjective, based on their general experience with respect to setting salary levels and supplemented by survey data and assessments of the performance of our NEOs. Survey data also is used to validate that determinations fall within acceptable parameters relative to the market.

The following table sets forth information regarding the base salary for 2009 and 2010 for our NEOs:

Named Executive Officer	2009 Base Salary	2010 Base Salary

P. Ron Ellis	$278,250	$306,000
Michael A. Sherman	$212,000	$225,000
Christopher P. Leamon, Ph.D.	$215,000	$225,000
Richard A. Messmann, M.D.	$253,000	$260,600
Allen R. Ritter, Ph.D.	$186,700	$193,000

For 2009, base salaries remained unchanged from 2008 levels due to our strategic decision to conserve cash during uncertain economic conditions beginning in late 2008.

For 2010, base salaries were adjusted in early 2010, based on 2009 corporate and individual performance and taking into consideration the survey data provided by Radford and Thelander. The increase in 2010 base salaries over 2009 was made in consideration of our successful achievement of most of the corporate performance goals for 2009, achievement of other performance goals as they related to each NEO and the subjective assessment of each NEO’s performance of major job responsibilities and demonstration of teamwork, excellence and commitment. Each of the base salary increases was reviewed in light of the Radford and Thelander survey data to validate that they were within acceptable ranges. The compensation committee considered that Mr. Ellis’ salary was below the 25th percentile of the competitive salary data prior to the increase. As a result, the amount of Mr. Ellis’ salary increase was intended to bring his base salary more in line with CEO salaries across the companies in the survey data and resulted in a base salary for Mr. Ellis at slightly above the 25th percentile. Other NEOs’ base salaries fell between the 25th and 75th percentiles.

Short-Term Incentives (Cash Bonuses)

To focus NEOs on the importance of achieving our goals, they are eligible to earn short-term cash incentive pay that is tied to achievement of those goals. Bonuses are discretionary and the compensation committee and Board of Directors may determine bonuses based on achievement of performance goals and other factors they deem relevant, including a determination not to award any bonus. No specific formula is used to derive the actual amount of bonus for each NEO and any amounts actually paid are determined based on subjective review by our Board of Directors, the compensation committee and, with respect to NEOs other than himself, our CEO.

After each year, the compensation committee recommends to our Board of Directors bonus pools to be set based on achievement of corporate performance goals in the preceding year. Upon our Board of Directors’ approval of the bonus pools, the bonuses with respect to our NEOs are determined as a portion of the applicable bonus pool, based on each such NEO’s individual performance in such preceding year and in relation to each such NEO’s targeted bonus amount as a percentage of base salary. For 2009 and 2010, target bonuses were 25 percent of base salary for Mr. Ellis and 20 percent of base salary for all other NEOs.

The bonus payouts were awarded based on company and individual performance. Performance goals are defined at the beginning of each fiscal year. Goals are set at a company level and also at an individual level for all employees (aligning with company goals). Other factors that influence the bonus payout include the health of financial markets or status of active fundraising efforts impacting the prospects to raise additional capital and the resulting need for us to conserve cash. These other factors also impact the total size of the option pool, but the allocation of that pool to individuals is determined solely by their performance relative to key result areas.

In early 2009, the compensation committee recommended, and our Board of Directors approved, that no annual cash bonus would be paid to our NEOs for 2008, without regard to performance. The difficult macroeconomic conditions across the industry and our strategic focus on cash conservation led the compensation committee and Board of Directors to eliminate cash bonuses and instead to provide performance-based compensation in the form of equity awards during 2009. These equity awards are discussed in more detail below.

Following the completion of 2009, the compensation committee recommended, and our Board of Directors approved, cash bonuses to be paid to our NEOs. The following table sets forth the 2009 bonuses paid in the first quarter of 2010 to each of our NEOs:

	2009 Bonus as a
Named Executive Officer	Percentage of Base Salary	2009 Bonus

P. Ron Ellis	22.6%	$63,000
Michael A. Sherman	18.9%	$40,000
Christopher P. Leamon, Ph.D.	18.6%	$40,000
Richard A. Messmann, M.D.	15.0%	$38,000
Allen R. Ritter, Ph.D.	18.7%	$35,000

In determining the bonus pool for the bonus payouts for 2009, the compensation committee considered that we achieved a “Highly Successful Performance” rating (see Company Performance Goals). This bonus pool was based on a recommendation by our Chief Executive Officer of an aggregate pool for the NEOs, other than our CEO, equal to their aggregate base salaries multiplied by approximately 18 percent, which was based on approximately 90 percent of the target 20 percent, which was considered and recommended to our Board of Directors by the compensation committee. The individual percentages allocated to each NEO reflect the assessment of their individual performance based on the achievement of the individual goals outlined above. Our Board of Directors approved a bonus pool of $153,000 to be allocated among our NEOs, other than Mr. Ellis. The compensation committee applied the same 90 percent proportion to Mr. Ellis’ target 25 percent bonus opportunity. For Christopher P. Leamon, the compensation committee determined that his performance was above target in certain areas for which he is responsible, including activated macrophage development, patent milestones and manufacturing process development for tubulysin, which was partially offset where performance was at or below target performance, including certain oncology discovery objectives. For Michael A. Sherman, the compensation committee determined that his performance was above target in certain areas for which he is responsible, including financing milestones and PRECEDENT trial enrollment, which was partially offset where performance was at or below target performance, including operational targets in human resources, IT and expense management. For Allen R. Ritter the compensation committee determined that his performance was above target in certain areas for which he is responsible, including clinical product supply, tubulysin process development and manufacturing cost reduction, which was partially offset where performance was at or below target performance, including phase 1 clinical product supply and product formulation. For Richard A. Messmann, the compensation committee determined that his performance was above target in certain areas for which he is responsible, including PRECEDENT trial enrollment and clinical trial support, which was offset where performance was at or below target performance, including phase 1 enrollment and data management milestones. In addition, P. Ron Ellis’ bonus is based on a percentage of the aggregate officer bonuses because his bonus is entirely linked to the company-level performance goals discussed above.

Regardless of the achievement of the 2010 corporate performance goals, management recommended and the compensation committee concurred that no bonus pool shall be created for 2010 in order to preserve near-term cash resources. And as a result, since no bonus pool would be available for 2010 distribution to NEOs, relative individual performance was not assessed in connection with any distributions.

Long-Term Incentives (Equity Awards)

We believe that strong long-term corporate performance is achieved with a corporate culture that encourages a long-term focus by our NEOs through the use of equity awards, the value of which depends on our stock performance. We have established equity incentive plans to provide certain of our employees, including our NEOs, with incentives to help align those employees’ interests with the interests of our stockholders and to enable them to participate in the long-term appreciation of our stockholder value. Additionally, equity awards provide an important retention tool for key employees, as the awards generally are subject to vesting over an extended period of time based on to continued service with us.

Typically, equity awards are granted annually at the beginning of each year based primarily on corporate performance as a whole during the preceding year. In addition, we may grant equity awards upon the occurrence of certain events during the year, for example, upon an employee’s hire or achievement of a significant business objective.

No formula is used in setting equity award grants and the determination of whether to grant equity awards, as well as the size of such equity awards, to our NEOs, but involves subjective assessments by our Board of Directors, compensation committee and, with respect to NEOs other than himself, our CEO. Generally, annual equity awards are driven by our performance during the applicable year. We may consider individual performance and contributions during such preceding year to the extent our Board of Directors and compensation committee believe such factors are relevant. As with base salary and cash bonuses, our Board of Directors and compensation committee also consider the survey data in determining equity award grants to our NEOs. Our Board of Directors and compensation committee refer to the 25th and 75th percentiles of the survey data generally to substantiate that the size of equity award grants to NEOs are appropriate. However, based on our emphasis on performance-driven compensation, and in offsetting the slightly lower base salaries as compared to survey data that we provide to our NEOs, equity awards tend to fall between the 50th and 75th percentiles of the survey data used.

2009 Annual Equity Awards.

We did not provide base salary increases or cash bonuses to our NEOs for 2008 performance due to our strategic business decision to conserve cash. In lieu of such cash compensation, in March 2009 our Board of Directors approved stock option grants to be made to our NEOs to reward them for corporate and individual performance in 2008. The number of shares subject to each stock option granted to our NEOs was for each NEO, as stated above, based on company performance relative to established goals, individual performance relative to established goals and individual benchmarked equity ownership levels. The compensation committee has broad discretion to allocate the respective weightings among the established goals.

The following table sets forth the stock options granted to our NEOs in March 2009:

March 2009 Option Grants
Named Executive Officer	(Number of Shares)

P. Ron Ellis	108,438
Michael A. Sherman	6,732
Christopher P. Leamon, Ph.D.	37,366
Richard A. Messmann, M.D.	15,295
Allen R. Ritter, Ph.D.	12,533

2009 and 2010 Milestone Equity Awards.

Further, in March 2009 and in February 2010, concurrent with its decision not to provide base salary increases or cash bonuses to our NEOs and in order to continue to drive performance, our Board of Directors set certain key milestones for us to be achieved during 2009 and 2010, upon which our Board of Directors were to grant additional stock options to our NEOs. The following table describes the applicable milestones and stock options granted upon achievement of such milestones, with respect to each NEO:

	Milestone
	Option Grants
Named Executive Officer	(Number of Shares)	Milestones

P. Ron Ellis	52,356	Leadership to meet company objectives
Michael A. Sherman	10,471	Completion of successful financing
Christopher P. Leamon, Ph.D.	10,471	Completion of key discovery goals
Richard A. Messmann, M.D.	1,570	Completion of certain clinical studies and presentations
Allen R. Ritter, Ph.D.	7,852	Achievement of key manufacturing and quality objectives

2010 Annual Equity Awards.

In early 2010, based on our “Highly Successful Performance” rating in 2009 and the individual NEOs’ contributions as described above, our Board of Directors approved the equity awards set forth in the following table:

February 2010 Option Grants
Named Executive Officer	(Number of Shares)(1)

P. Ron Ellis	91,623
Michael A. Sherman	15,706
Christopher P. Leamon, Ph.D.	15,706
Richard A. Messmann, M.D.	15,706
Allen R. Ritter, Ph.D.	15,706

(1)	The option grants vest on a monthly basis over a period of 48 months beginning February 28 2010, subject to continued service with us through each relevant date.

For 2010, our Board of Directors and compensation committee took into account the equity holdings of each of our NEOs and engaged in benchmarking ownership levels of individual NEOs as compared with our peer group. As a result of previous recommendations from Radford regarding increasing equity ownership to the extent deemed essential in ensuring NEOs have sufficient incentive and retention value, our Board of Directors and compensation committee continued to monitor our NEOs’ equity ownership level, including total equity ownership and unvested equity stakes. Particularly, our Board of Directors and compensation committee believed that Mr. Ellis’ equity ownership was low in comparison to survey data, below the 25th percentile with respect to both founder and non-founder survey data. As a result, immediately following the option grants made in early 2010, Mr. Ellis’ equity ownership increased to slightly above the 25th percentile with respect to founder survey data, although still below the 25th percentile with respect to non-founder survey data.

In addition, with respect to Mr. Ellis and Dr. Leamon, our Board of Directors and compensation committee also considered that certain previously granted equity awards held by these NEOs were set to expire. Accordingly, the grant of the new equity awards in 2010 was intended both to reward performance in 2009 as well as to address potential retention concerns related to the reduction in outstanding equity awards and diminishing outstanding equity awards that remain unvested.

In addition to the award granted to Mr. Ritter in February 2010, Mr. Ritter was awarded an additional option grant of 5,235 shares in November 2010 related to the successful execution of activities in preparation for PROCEED.

The stock option grants referenced above brought our NEOs to appropriate ownership percentiles compared to survey data: ranging from the 25th percentile to the 80th percentile. Based on Radford benchmarking and what the compensation committee determined appropriate for Mr. Ellis, the compensation committee determined that the foregoing ownership levels, when compared to the survey data, was fair and at reasonable levels for incentive and retention purposes.

Broad-based Employee Benefits

Our NEOs are eligible to participate in the same group insurance and employee benefit plans as our other salaried employees. We provide employee benefits to all eligible employees, including our NEOs, which our Board of Directors and compensation committee believe are reasonable and consistent with its overall compensation objective to better enable us to attract and retain employees. These benefits include medical, dental, vision, and disability benefits and life insurance.

Until 2009, we provided NEOs with healthcare coverage for which all premiums were paid by us. The benefit was provided because we believed that it was necessary as an additional incentive to attract and recruit key talent in a highly competitive labor market. At this time, we do not provide special plans or programs for our NEOs.

We sponsor a 401(k) tax-qualified retirement savings plan pursuant to which employees are entitled to participate. Employees can make contributions to the plan on a before-tax basis to the maximum amount prescribed by the U.S. Internal Revenue Service. We do not provide any matching to these contributions. Other than this plan, we do not maintain any other deferred savings plans in which our NEOs participate. We do not maintain or provide any defined benefit plans for our employees.

We are establishing the 2010 Employee Stock Purchase Plan, or the ESPP, which our Board of Directors has adopted and our stockholders will approve, in connection with this offering. Although approved, we have chosen to delay commencing the ESPP until such date in the future, if ever, following this offering that our compensation committee determines in its sole discretion that it is in our best interest to do so. The plan administrator will determine who is eligible, which may include our executive officers and other employees should we ever decide to commence offerings under it.

Change in Control and Severance Benefits

The compensation committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of us and our stockholders. In August 2010, we established change in control and severance arrangements with certain key executives including our NEOs to provide assurances of specified severance benefits to such executives whose employment is subject to involuntary termination other than for death, disability, or cause or voluntary termination for good reason. We believe that it is imperative to provide such individuals with severance benefits upon certain terminations of employment, which we recognize can be triggered at any time, to (i) secure their continued dedication to their work, notwithstanding the possibility of a termination by us, and (ii) provide such individuals with an incentive to continue employment with us. We believe that the severance benefits are competitive relative to the severance protection provided to similarly situated individuals at companies in our peer group and appropriate given that the benefits are subject to the participant’s entry into a release of claims in favor of us.

We also recognize that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management to our and our stockholders’ detriment. Accordingly, the compensation committee and Board of Directors decided to take appropriate steps to encourage the continued attention, dedication and continuity of members of our management to their assigned duties without the distraction that may arise from the possibility or occurrence of a change in control. As a result, we entered into agreements with each of our NEOs and certain other senior executives that provide additional benefits in the event of a change in control. For more detail, see “Potential Payments Upon Termination or Change in Control.”

Mr. Ellis is a party to an employment agreement under which he would become entitled to receive certain benefits upon a termination without cause or a change in control, which was superseded by a change of control agreement that was approved by our Board of Directors. For more detail, see “Potential Payments Upon Termination or Change in Control.”

Tax and Accounting Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive officer or director might pay pursuant to Section 280G or Section 409A of the Code. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

Due to the limitations of Section 162(m) of the U.S. Internal Revenue Code Section, or Code, we generally receive a federal income tax deduction for compensation paid to our chief executive officer and to certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any year or is “performance-based” under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan as determined under Code Section 162(m), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. Although the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, although the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, the compensation committee intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

EXECUTIVE COMPENSATION

2009 and 2010 Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers during our years ended December 31, 2009 and 2010. We refer to these persons as our “Named Executive Officers” elsewhere in this prospectus.

				Non-Equity
			Option	Incentive Plan	All Other
Name and		Salary	Awards	Compensation	Compensation	Total
Principal Position	Year	($)(1)	($)(2)	($)(3)	($)	($)

P. Ron Ellis	2009	$288,952	$99,230	$63,000	$3,271	$454,453
President and Chief	2010	302,798	131,537	—	1,005	435,340
Executive Officer
Michael A. Sherman	2009	220,154	15,519	40,000	5,267	280,940
Chief Financial Officer	2010	223,500	45,717	—	6,005	275,222
Christopher P. Leamon, Ph.D.	2009	223,269	34,193	40,000	3,271	300,733
Vice President of	2010	223,846	38,513	—	6,005	268,364
Research
Richard A. Messmann, M.D.	2009	262,731	13,670	38,000	8,713	323,114
Vice President of	2010	259,723	27,871	—	13,471	301,065
Medical Affairs
Allen R. Ritter, Ph.D.	2009	193,881	11,469	35,000	3,271	243,621
Vice President of	2010	192,273	28,548	—	6,005	226,826
Manufacturing and CMC

(1)	This represents the actual salary amounts paid in 2009, which includes an extra pay check at the end of December 2009 due to timing of holidays and our policy of making payroll early when a payday falls on a holiday.

(2)	The amounts in this column represent the aggregate grant date fair value of the option awards vested and computed in accordance with FASB Topic ASC 718. See Note 10 of Notes to Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	See “Compensation Discussion and Analysis — Elements of Executive Compensation — Short-Term Incentives (Cash Bonuses)” for a discussion of our bonus program.

Grants of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each NEO during the years ended December 31, 2009 and 2010.

GRANTS OF PLAN-BASED AWARDS

											All Other
										All Other	Option
										Stock	Awards:
										Awards:	Number of		Exercise or	Grant Date
			Estimated Future Payouts Under			Estimated Future Payouts Under				Number	Securities		Base Price	Fair Value of
			Non-Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards(2)				of Shares	Underlying		of Option	Stock and
		Name of	Threshold	Target	Maximum	Threshold	Target		Maximum	of Stock or Units	Options		Awards	Option
Name	Grant Date	Plan	($)	($)	($)	(#)	(#)		(#)	(#)	(#)		($/Sh)	Awards(3)

P. Ron Ellis	03/05/2009	2007 Plan									108,438	(6)	$2.54	$99,230
	02/11/2010	2007 Plan					52,356	(5)			91,623	(5)	3.82	286,248
		Bonus Program		$55,650

Michael A. Sherman	03/05/2009	2007 Plan									6,732	(6)	2.54	6,161

	11/12/2009	2007 Plan					10,471	(4)			15,706	(5)	2.54	9,600
	02/11/2010	2007 Plan											3.82	31,227
		Bonus Program		42,400

Christopher P. Leamon, Ph.D.	03/05/2009	2007 Plan									37,366	(6)	2.54	34,193
	02/11/2010	2007 Plan					10,471	(5)			15,706	(5)	3.82	52,045
		Bonus Program		43,000

Richard A. Messmann, M.D.	03/05/2009	2007 Plan									15,295	(6)	2.54	14,023
	02/11/2010	2007 Plan					1,570	(5)			15,706	(5)	3.82	34,350
		Bonus Program		50,600

Allen R. Ritter, Ph.D.	03/05/2009	2007 Plan									12,533	(6)	2.54	11,469
	02/11/2010	2007 Plan					2,617	(5)			15,706	(5)	3.82	36,432
		Bonus Program		37,340
	11/10/2010	2007 Plan					5,235	(7)					7.26	29,382

(1)	Amounts represent amounts payable under our bonus program. The target column assumes the full achievement of performance goals and other factors deemed relevant by our Board of Directors and compensation committee. No specific formula is used under the bonus program to derive the actual amount of bonus for each of the NEOs. Actual amounts paid are set forth under the heading “Executive Compensation — 2009 Summary Compensation Table.”

(2)	Amounts represent 2009 and 2010 Milestone Equity Awards. The target column assumes the full achievement of the milestones identified in the table under the heading “Compensation Discussion and Analysis — Elements of Executive Compensation — 2009 and 2010 Milestone Equity Awards.” No specific formula is used to determine the actual amount of shares issued to each of the NEOs as a 2009 and 2010 Milestone Equity Award. Actual amounts issued are set forth in the table under the heading “Compensation Discussion and Analysis — Elements of Executive Compensation — 2009 and 2010 Milestone Equity Awards.”

(3)	Reflects the grant date fair value of each award computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the NEOs. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements.

(4)	Shares subject to the option vest monthly over a period of 48 months beginning on November 30, 2009.

(5)	Shares subject to the option vest monthly over a period of 48 months beginning on February 28, 2010.

(6)	Shares subject to the option vest monthly over a period of 48 months beginning on March 31, 2009.

(7)	Shares subject to the option vest monthly over a period of 48 months beginning on November 30, 2010.

Outstanding Equity Awards at Year-End

The following table presents certain information concerning equity awards held by the Named Executive Officers at the end of the year ended December 31, 2010. We have not granted any stock awards prior to the end of year ended December 31, 2010.

	Option Awards
				Equity
				Incentive Plan
				Awards:
	Number of			Number of
	Securities		Number of	Securities
	Underlying		Shares or	Underlying
	Unexercised		Units of Stock	Unexercised	Option	Option
	Options (#)		That Have	Unearned	Exercise	Expiration
Name	Exercisable		Not Vested (#)	Options (#)	Price ($)	Date

P. Ron Ellis	14	(1)	—	—	$0.19	8/8/2011
	6,998	(1)	—	—	0.19	2/7/2012
	13,089	(1)	—	—	1.91	2/10/2015
	26,178	(1)	—	—	1.91	2/17/2016
	77,793	(1)	—	—	1.91	8/31/2016
	51,265	(2)	1,090	—	2.10	5/31/2017
	47,719	(3)	17,725	—	3.06	2/12/2018
	49,701	(4)	58,737	—	2.54	3/5/2019
	32,993	(8)	110,984	—	3.82	2/11/2020
Michael A. Sherman	13,089	(1)	—	—	$1.91	11/1/2016
	7,689	(1)	163	—	2.10	2/1/2017
	47,992	(6)	4,363	—	2.10	5/31/2017
	7,635	(3)	2,836	—	3.06	2/12/2018
	3,085	(4)	3,647	—	2.54	3/5/2019
	3,053	(7)	7,417	—	2.54	11/12/2019
	3,599	(8)	12,107	—	3.82	2/11/2020
Christopher P. Leamon, Ph.D.	13,089	(1)	—	—	$7.64	1/1/2011
	9,027	(1)	—	—	0.19	8/8/2011
	6,544	(1)	—	—	0.19	2/2/2012
	4,502	(1)	—	—	0.57	2/20/2013
	13,089	(1)	—	—	1.91	2/10/2015
	13,089	(1)	—	—	1.91	2/17/2016
	25,632	(5)	545	—	2.10	2/11/2017
	19,087	(3)	7,090	—	3.05	2/12/2018
	17,126	(4)	20,240	—	2.54	3/5/2019
	5,998	(8)	20,178	—	3.82	2/11/2020
Richard A. Messmann, M.D.	26,178	(1)	—	—	$1.91	7/1/2015
	13,089	(1)	—	—	1.91	2/17/2016
	20,505	(5)	436	—	2.10	2/1/2017
	19,087	(3)	7,090	—	3.06	2/12/2018
	7,010	(4)	8,285	—	2.54	3/5/2019
	3,958	(8)	13,317	—	3.82	2/11/2020
Allen R. Ritter, Ph.D.	8,722	(1)	—	—	$0.76	5/20/2014
	5,261	(1)	—	—	1.91	2/10/2015
	12,722	(1)	—	—	1.91	2/17/2016
	23,069	(5)	491	—	2.10	2/1/2017
	17,179	(3)	6,381	—	3.05	2/12/2018
	5,744	(4)	6,789	—	2.54	3/5/2019
	4,198	(8)	14,125	—	3.82	2/11/2020
	217	(9)	5,017	—	7.26	11/10/2020

(1)	The option is fully vested and immediately exercisable.

(2)	Shares subject to the option vest as follows: 4,363 shares vest on May 31, 2007; 1,090 shares vest on each of June 30, 2007 and July 31, 2007; 5,453 shares vest on January 1, 2008 and the remaining 40,357 shares vest monthly over a period of 48 months beginning on January 31, 2008.

(3)	Shares subject to the option vest monthly over a period of 48 months beginning on February 29, 2008.

(4)	Shares subject to the option vest monthly over a period of 48 months beginning on March 31, 2009.

(5)	Shares subject to the option vest monthly over a period of 48 months beginning on February 28, 2007.

(6)	Shares subject to the option vest monthly over a period of 48 months beginning on May 31, 2007.

(7)	Shares subject to the option vest monthly over a period of 48 months beginning on November 30, 2009.

(8)	Shares subject to the option vest monthly over a period of 48 months beginning on February 28, 2010.

(9)	Shares subject to the option vest monthly over a period of 48 months beginning on November 30, 2010.

Option Exercises and Stock Vested at Year-End

During December 2010, Michael Sherman, our Chief Financial Officer, exercised an option to purchase 52,356 shares with an exercise price of $1.91 per share.

Pensions

We did not maintain any plan providing for payments or other benefits at, following, or in connection with retirement, during the fiscal year ended December 31, 2010.

Nonqualified Deferred Compensation

There were no nonqualified defined contributions or other deferred compensation plans for any Named Executive Officer for the year ended December 31, 2010.

Employment Agreements and Change in Control Arrangements

We entered into an employment agreement with our President and Chief Executive Officer, P. Ron Ellis, which was superseded by a change of control agreement that was approved by our Board of Directors.

Potential Payments Upon Termination in Change in Control

Change in Control and Severance Agreements

On August 12, 2010, in connection with this offering, our Board of Directors approved entering into Change in Control and Severance Agreements with each of our NEOs. These agreements, each of which were entered into on August 25, 2010, provide for the following benefits:

If the NEO’s employment is terminated without Cause, or if he terminates his employment with us for Good Reason, prior to a Change in Control or after 12 months following a Change in Control, he will be entitled to:

•	a lump sum severance payment equal to nine months (12 months for Mr. Ellis) of his then-current base salary; and

•	nine months (12 months for Mr. Ellis) reimbursement of premiums under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for continued coverage under our medical, dental, or vision plans for him and/or his eligible dependents.

If the NEO is terminated without Cause, or if he terminates his employment with us for Good Reason, within one year following a Change in Control, he will be entitled to:

•	a lump sum payment equal to 12 months of base salary, as in effect immediately prior to the Change in Control or his termination, whichever is greater;

•	a lump sum payment equal to his target bonus for the year of termination or, if greater, for the year during which the Change in Control occurs;

•	twelve months reimbursement of COBRA premiums for continued coverage under our medical, dental, and/or vision plans for him and/or his eligible dependents; and

•	100 percent of his unvested equity awards will immediately vest and become exercisable in full.

The foregoing severance benefits will be subject to the NEO providing us with an executed release of claims.

Potential Payments in the Event of Termination Without Cause or by Executive for Good Reason Prior to a Change in Control or More than Twelve Months Following a Change in Control

		Intrinsic Value of
		Accelerated Equity Awards
	Cash Severance	Options	Restricted Stock
Name	($)(1)	($)	($)

P. Ron Ellis	306,000	—	—
Michael A. Sherman	225,000	—	—
Christopher P. Leamon, Ph.D.	225,000	—	—
Richard A. Messmann, M.D.	260,600	—	—
Allen R. Ritter, Ph.D.	193,000	—	—

(1)	The severance amount related to base salary was determined based on base salaries in effect in August 2010.

Potential Payments in the Event of a Termination Within Twelve Months Following a Change in Control

		Intrinsic Value of
		Accelerated Equity Awards(2)
	Cash Severance	Options	Restricted Stock
Name	($)(1)	($)	($)

P. Ron Ellis	382,500	158,746	—
Michael A. Sherman	270,000	85,075	—
Christopher P. Leamon, Ph.D.	270,000	60,016	—
Richard A. Messmann, M.D.	312,720	35,580	—
Allen R. Ritter, Ph.D.	231,600	32,998	—

(1)	The severance amount related to base salary was determined based on base salaries in effect in August 2010 and target bonuses for 2010.

(2)	Represents intrinsic value of all unvested awards as of the assumed date of termination. All calculations assume a $3.80 per share stock price in the date of termination (our Board of Directors determined fair market value of our common stock on December 31, 2009).

For the purposes of the above agreements, “cause,” “change in control,” and “good reason” are defined as follows:

“Cause”

(i) an act of personal dishonesty taken by the NEO in connection with his or her responsibilities as an employee and intended to result in the NEO’s substantial personal enrichment;

(ii) the NEO being convicted of, or pleading no contest or guilty to, a felony or misdemeanor that the Company reasonably believes has had or will have a material detrimental effect on the Company;

(iii) a willful act by the NEO that constitutes gross misconduct and that is injurious to the Company;

(iv) following delivery to the NEO of a written demand for performance that describes the basis for the Company’s reasonable belief that the NEO has not substantially performed his or her duties, the NEO’s continued violations of his or her obligations to the Company that are demonstrably willful and deliberate on the NEO’s part; and

(v) the NEO’s material violation of any written employment policy or standard of conduct of the Company.

“Change in Control”

(i) a change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50 percent of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50 percent of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii) a change in the effective control of the Company which occurs on the date that a majority of members of the Board (each, a “Director”) is replaced during any 12 month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii) a change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (A) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (2) an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3).

For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition of Change in Control, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

“Good Reason” means the NEO’s termination of employment within 90 days following the expiration of any cure period (discussed below) following the occurrence of one or more of the following, without the NEO’s express written consent:

(i) a material reduction of the NEO’s duties, position, or responsibilities, relative to the NEO’s duties, position, or responsibilities in effect immediately prior to such reduction, unless the NEO is provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status), provided, however, that a reduction in duties, position, or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a Change in Control but is not the Chief Executive Officer of the acquiring corporation) will not constitute “Good Reason”;

(ii) a material reduction by the Company in the NEO’s annualized base pay as in effect immediately prior to such reduction;

(iii) the relocation of the NEO’s principal place of performing his or her duties as an employee of the Company by more than fifty (50) miles; or

(iv) the failure of the Company to obtain the assumption of the agreement by a successor.

In order for an event to qualify as Good Reason, the NEO must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date of such notice.

Employee Benefit Plans

2010 Equity Incentive Plan

Our Board of Directors has adopted and our stockholders will approve the EIP. The EIP is effective upon its adoption by our Board of Directors, but will not be utilized until after the completion of this offering. The EIP permits the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares

The maximum aggregate number of shares issuable under the EIP is 1,308,900 shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under the 1997 Stock Plan and the 2007 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 1997 Stock Plan and the 2007 Stock Plan that expire or terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 1997 Stock Plan and the 2007 Stock Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the EIP from the 1997 Stock Plan and the 2007 Stock Plan equal to up to 2,486,910 shares. In addition, upon the approval of our Board of Directors, our EIP provides for annual increases in the number of shares available for issuance under the EIP on the first day of each of year beginning with the 2012 year, by an amount equal to least of:

•	2,094,240 shares;

•	four percent of the outstanding shares of our common stock as of the last day of our immediately preceding year; or

•	such other amount, if any, as our Board of Directors may determine.

Shares issued pursuant to awards under the EIP that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the EIP. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the EIP.

Plan Administration.

The EIP will be administered by our Board of Directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of the EIP, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the EIP. The administrator also has the authority, subject to the terms of the EIP, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the EIP and awards granted under the EIP.

Stock Options.

The administrator may grant incentive and/or nonstatutory stock options under the EIP, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. Provided, however, that an incentive stock option held by a participant who owns more than ten percent of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110 percent of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator. Subject to the provisions of the EIP, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.

Stock appreciation rights may be granted under the EIP. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the common stock between the exercise date and the date of grant. Subject to the provisions of our EIP, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100 percent of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock

Restricted stock may be granted under the EIP. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units

Restricted stock units may be granted under the EIP. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares

Performance units and performance shares may be granted under the EIP. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards

Unless the administrator provides otherwise, the EIP generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the EIP, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the EIP. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

The EIP provides that in the event of a merger or change in control, as defined under the EIP, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100 percent of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100 percent of target levels.

Plan Amendment, Termination

Our Board of Directors has the authority to amend, suspend or terminate the EIP provided such action does not impair the existing rights of any participant. The EIP will automatically terminate in 2020, unless we terminate it sooner.

2010 Employee Stock Purchase Plan

We are establishing the ESPP, which our Board of Directors has adopted and our stockholders will approve, in connection with this offering. Although approved, we have chosen to delay commencing the ESPP until such date in the future, if ever, following this offering that our Board of Directors determines in its sole discretion that its in our best interest to do so. The plan administrator will determine who is eligible to participate in the ESPP, which may include our executive officers, should we ever decide to commence offerings under it.

A total of 261,780 shares of our common stock will be made available for sale under the ESPP. In addition, upon approval of our Board of Directors, the ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each year beginning with the 2012 year, equal to the least of:

•	523,560 shares;

•	one percent of the outstanding shares of our common stock on the first day of such year; or

•	such other amount, if any, as our Board of Directors may determine.

Our Board of Directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

The plan administrator will determine who is eligible to participate in the ESPP consistent with the requirements of the ESPP and the requirements of the Code. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

The ESPP is intended to qualify under Section 423 of the Code. The offering periods will begin on such date as determined by the administrator and expire on earlier of the completion of the purchase of shares on the last exercise date of the options that occurs within 27 months following the start of such offering period or a shorter period established by the administrator prior to the start of such offering period.

The ESPP permits participants to purchase common stock through payroll deductions of up to an amount of their eligible compensation determined by the administrator. Eligible compensation includes a participant’s base straight time gross earnings, commissions and payments for overtime and shift premium, but excludes payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 2,617 shares of common stock on any given exercise date of the options.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock on each exercise date. The purchase price of the shares will be determined by the administrator, but will be no less than 85 percent of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date of the options. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set which will occur prior to the proposed merger or change in control. The administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

The ESPP will automatically terminate in 2030, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2007 Stock Plan, As Amended

The 2007 Stock Plan was adopted by our Board of Directors in February 2007 and approved by our stockholders in February 2007. The 2007 Stock Plan was most recently amended in August 2010. The

2007 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. As of the effective date of this offering, the 2007 Stock Plan will be terminated and we will not grant any additional awards under the 2007 Stock Plan. However, the 2007 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Authorized Shares

We have reserved a total of 1,730,385 shares of our common stock for issuance pursuant to the 2007 Stock Plan. As of December 31, 2010, there were 1,519,654 options to purchase shares of common stock outstanding and 190,029 shares were available for future grant under this plan. Shares subject to options or stock purchase rights that expire or become unexercisable without having been exercised in full will become available for future grant under the Plan, or, following this offering, under the EIP.

Plan Administration

Our Board of Directors or a committee appointed by our Board of Directors administers the 2007 Stock Plan. Under the 2007 Stock Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the EIP. The administrator also has the authority, subject to the terms of the 2007 Stock Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2007 Stock Plan and awards granted under the 2007 Stock Plan.

Stock Options

The 2007 Stock Plan permits the grant of incentive and/or nonstatutory stock options. With respect to all options, the exercise price must at least be equal to 100 percent of the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns ten percent of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110 percent of the fair market value on the grant date, with respect to incentive stock options.

After termination of service of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the award agreement (of at least 30 days) or three months in the absence of a specified time in the option agreement. Generally, if termination is due to disability, or in the event of death, the option will remain exercisable for the period of time stated in the option agreement or twelve months in the absence of a specified time in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Purchase Rights

Stock purchase rights may be granted alone, in addition to, or in tandem with, other awards granted under the 2007 Stock Plan and/or cash awards made outside of the 2007 Stock Plan. Stock purchase rights are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer stock purchase rights, it will advise the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid (which may be no less than 100 percent of the fair market value of a share of our common stock on the date of grant) and the time within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted stock purchase agreement in the form determined by the administrator. Once the stock purchase right is exercised, the purchaser will have rights equivalent to a stockholder.

Transferability of Awards

The 2007 Stock Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, unless the administrator otherwise determines for nonstatutory stock options or stock purchase rights, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, the administrator will make adjustments to the number of shares and exercise price of shares subject to outstanding awards and the number of shares that may be delivered under the 2007 Stock Plan. In the event of a proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction. The administrator, in its discretion, may provide participants the right to exercise their options until 15 days prior to such transaction, including shares subject to the options that otherwise would not be exercisable.

Merger or Asset Sale

The 2007 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award or right for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will become fully vested and exercisable. In addition, the administrator will notify participants in writing that awards under the 2007 Stock Plan will be exercisable for a period of 15 days from the date of notice, and will terminate upon expiration of such period. If a participant’s service terminates due to an involuntary termination (as defined in the 2007 Stock Plan) within 18 months following a merger or asset sale, all options held by such participant automatically will accelerate vesting and become fully exercisable upon such termination. Each such option will remain exercisable for a period of one year following such termination of service (but in no event later than the expiration of the option’s term).

Plan Amendment, Termination

Our Board of Directors has the authority to amend or terminate the 2007 Stock Plan provided such action does not impair the rights of any participant. Certain amendments require stockholder approval.

1997 Stock Plan, As Amended

The 1997 Stock Plan was adopted by our Board of Directors in December 1997 and approved by our stockholders in December 1997. The 1997 Stock Plan was most recently amended in August 2010. The 1997 Stock Plan expired in February 2007 upon the adoption of the 2007 Stock Plan. However, the 1997 Stock Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. The 1997 Stock Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Authorized Shares

We had reserved a total of 1,047,120 shares of our common stock for issuance pursuant to the 1997 Stock Plan. As of December 31, 2010, there were 499,679 options to purchase shares of common stock outstanding.

Plan Administration

Our Board of Directors or a committee appointed by our Board of Directors administered the 1997 Stock Plan. Under the 1997 Stock Plan, the administrator had the power to determine the terms of the awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the EIP. The administrator may amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, prescribe rules and construe and interpret the 1997 Stock Plan and awards granted under the 1997 Stock Plan. The administrator also may offer to buy out for a payment in cash or shares an option previously granted.

Stock Options

The 1997 Stock Plan permitted the grant of incentive and/or nonstatutory stock options. With respect to incentive stock options, the exercise price must at least be equal to 100 percent of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns ten percent of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110 percent of the fair market value on the grant date, with respect to incentive stock options.

After termination of service of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the award agreement (of at least 30 days) or three months in the absence of a specified time in the option agreement. Generally, if termination is due to disability, or in the event of death, the option will remain exercisable for the period of time stated in the option agreement or twelve months in the absence of a specified time in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Purchase Rights

The 1997 Stock Plan permitted the grant of stock purchase rights alone, in addition to, or in tandem with, other awards granted under the 1997 Stock Plan and/or cash awards made outside of the 1997 Stock Plan. After the administrator determines that it will offer stock purchase rights, it advises the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted stock purchase agreement in the form determined by the administrator. Once the stock purchase right is exercised, the purchaser has rights equivalent to a stockholder.

Transferability of Awards

The 1997 Stock Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, unless the administrator otherwise determines, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, the administrator will make adjustments to the number of shares and exercise price of shares subject to outstanding awards. In the event of a proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction. The administrator, in its discretion, may provide participants the right to exercise their options until 15 days prior to such transaction, including shares subject to the options that otherwise would not be exercisable.

Merger or Asset Sale

The 1997 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award or right for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will become fully vested and exercisable. In addition, the administrator will notify participants in writing that awards under the 1997 Stock Plan will be exercisable for a period of 15 days from the date of notice, and will terminate upon expiration of such period. If a participant’s service terminates due to an involuntary termination (as defined in the 1997 Stock Plan) within 18 months following a merger or asset sale, all options held by such participant automatically will accelerate vesting and become fully exercisable upon such termination. Each such option will remain exercisable for a period of one year following such termination of service (but in no event later than the expiration of the option’s term).

Plan Amendment, Termination

Our Board of Directors has the authority to amend the 1997 Stock Plan provided such action does not impair the rights of any participant. Certain amendments require stockholder approval. The 1997 Stock Plan has terminated but continues to govern the terms and conditions of outstanding awards previously granted thereunder.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation, subject to applicable annual Code limits. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and bylaws that will become effective upon the closing of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering, provides for indemnification of our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws, that will become effective upon the closing of this offering, provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws, that will become effective upon the closing of this offering, also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. With certain exceptions, these agreements will provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws, that will become effective upon the closing of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management,” we have been a party to the following transactions since January 1, 2007, in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than five percent of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

Sales of Subordinated Notes

In December 2010, we issued $8.1 million of Subordinated Notes and in January 2011 we issued an additional $3.7 million of Subordinated Notes. A $7.0 million investment was made by the Pension Fund of the Christian Church (Disciples of Christ), Inc., a $4.7 million investment from three other current holders of our preferred stock and $100,000 from Mike Sherman, our Chief Financial Officer. The Subordinated Notes accrue interest in kind at an annual rate of 10.0 percent and are not due until maturity. The conversion price for the Subordinated Notes will be 85 percent of the next equity financing price if it occurs on or before June 30, 2011 or 80 percent of next equity financing price if it occurs after June 30, 2011. The Subordinated Notes and any accrued and unpaid interest convert into common shares if, before one year from issuance, our initial public offering occurs in which gross proceeds of at least $50.0 million are raised. Alternatively, the Subordinated Notes and any accrued and unpaid interest convert into a new series of our preferred stock if, before one year from issuance, a private preferred stock financing occurs in which gross proceeds of at least $30.0 million is raised in a single or series of transactions. If the Subordinated Notes have not converted into equity by the one-year anniversary of their issuance, then the outstanding principal amount and any accrued and unpaid interest will automatically convert into shares of the our Series C-3 convertible preferred stock at a price equal of $8.12 per share.

Sales of Series C-3 Convertible Preferred Stock

Between March 9, 2007 and October 13, 2009, we issued and sold an aggregate of 5,135,965 shares of our Series C-3 convertible preferred stock at a per share price of $8.12, for aggregate consideration of approximately $41.7 million. We believe that the terms obtained and consideration received in connection with the Series C-3 financing were comparable to terms available and the amounts we would have received in an arm’s-length transaction.

The table below summarizes purchases of shares of our Series C-3 convertible preferred stock by our directors, executive officers, holders of more than five percent of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. In connection with these sales, we granted the purchasers certain registration rights with respect to their securities. See “Description of Capital Stock — Registration Rights.” Each outstanding share of our Series C-3 convertible preferred stock will be converted automatically into one share of our common stock upon the closing of this offering.

	Shares of Series	Aggregate
	C-3 Convertible	Purchase
Purchasers	Preferred Stock	Price

ABV Holding Company 12 LLC(1)	366,490	$2,975,000
Blue Chip IV Limited Partnership	493,724	$4,007,810
Entities affiliated with Burrill & Company(2)	463,164	$3,759,763
Entities affiliated with CID Equity Partners(3)	62,560	$507,841
Cincinnati Financial Corporation	489,149	$3,970,673
Douglas G. Bailey	17,451	$141,665
Individuals immediately related to and entities affiliated with John G. Clawson(4)	49,273	$399,989
Pension Fund of the Christian Church (Disciples of Christ), Inc.	1,272,821	$10,332,128
Entities affiliated with Sanderling Venture Partners(5)	985,331	$7,998,521
Triathlon Medical Ventures Fund, L.P.	376,452	$3,055,856

Total	4,576,415	$37,149,246

(1)	Douglas Bailey, a managing director of ABV Holding Company 12 LLC, is a member of our Board of Directors.

(2)	Consists of (i) 427,601 shares held by Burrill Life Sciences Capital Fund, L.P. and (ii) 35,563 shares held by Burrill Indiana Life Sciences Capital Fund, L.P. Ann Hanham, a managing director of Burrill & Company LLC, is a member of our Board of Directors.

(3)	Consists of (i) 41,855 shares held by CID Equity Capital VIII, L.P. and (ii) 20,705 shares held by CID Seed Fund, L.P. John Aplin is a Class A member of CID Equity Partners VIII, LLC, which has the ultimate voting and investment power over shares held of record by CID Equity Capital VIII, L.P., and he may be deemed to have voting and investment power over shares held of record by CID Equity Capital VIII, L.P. John Aplin is a general partner of CID Seed Fund Partners I which has the ultimate voting and investment power over shares held of record by CID Seed Fund, L.P., and he may be deemed to have voting and investment power over shares held of record by CID Seed Fund, L.P.

(4)	Consists of (i) 12,318 shares held by John G. Clawson; (ii) 12,318 shares held by Curtis J. Clawson; and (iii) 24,637 shares held by The Clawson Family Revocable Trust U/A/D 04/24/1998. John G. Clawson, who is an immediate family member of Curtis J. Clawson and a beneficiary of The Clawson Family Revocable Trust U/A/D 04/24/1998, is a member of our Board of Directors.

(5)	Consists of (i) 16,548 shares held by Sanderling V Beteiligungs GmbH & Co. KG; (ii) 113,746 shares held by Sanderling V Biomedical Co-Investment Fund, L.P.; (iii) 55,565 shares held by Sanderling V Biomedical, L.P.; (iv) 18,790 shares held by Sanderling V Limited Partnership; (v) 187,618 shares held by Sanderling Venture Partners V Co-Investment Fund; (vi) 255,935 shares held by Sanderling Venture Partners V, L.P.; (vii) 289,103 shares held by Sanderling Venture Partners VI Co-Investment Fund, L.P.; (viii) 32,724 shares held by Sanderling Ventures Management V; (ix) 3,043 shares held by Sanderling Ventures Management VI; (x) 5,594 shares held by Sanderling VI Beteiligungs GmbH and Co. KG; and (xi) 6,665 shares held by Sanderling VI Limited Partnership. Fred Middleton is a managing director of Middleton, McNeil & Mills Associates V, LLC, which has the ultimate voting and investment power over shares held of record by Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling Venture Partners V, L.P., Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI

Beteiligungs GmbH and Co. KG and Sanderling VI Limited Partnership and he may be deemed to have voting and investment power over shares held of record by Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling Venture Partners V, L.P., Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH and Co. KG and Sanderling VI Limited Partnership. Fred Middleton is the owner of Sanderling Ventures Management V and Sanderling Ventures Management VI Partnership and he may be deemed to have voting and investment power over shares held of record by Sanderling Ventures Management V and Sanderling Ventures Management VI Partnership.

Investor Rights Agreement

Holders of our convertible preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock. See “Description of Capital Stock — Registration Rights” for more information.

Voting Agreement

We have entered into a voting agreement with our equity holders that contains agreements with respect to the election of our Board of Directors and its composition. The voting agreement will terminate upon the closing of this offering.

Right of First Refusal and Co-Sale Agreement

We have entered into a right of first refusal and co-sale agreement with our holders of convertible preferred stock and certain other stockholders. This agreement provides the holders of convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of common stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

Transactions with Our Founders and Entities Affiliated with Our Founders

Dr. Philip S. Low, our Chief Science Officer and one of our founders and directors, conducts research at Purdue Research Foundation. We entered into an exclusive license agreement dated October 21, 1998, as amended, and an exclusive license agreement effective March 1, 2010 with Purdue Research Foundation to license certain intellectual property and methods that were invented in Dr. Low’s laboratory. Additionally, we entered into a lease dated March 1, 2010 with Purdue Research Foundation, and we issued and sold 10,884 shares of our Series C convertible preferred stock to Purdue Research Foundation on August 4, 2003, which was later converted into 12,318 shares of our Series C-1 convertible preferred stock at a per share value of $8,12, for aggregate value of $99,999. For additional information, see Notes 12 and 13 of the notes to our financial statements.

Dr. Low is entitled to a total of $50,000 upon the achievement of certain milestones pursuant to a patent assignment agreement dated November 1, 2007 that we entered into with Optical Therapeutic Technologies, or OTT, Dr. Low and three other individuals, pursuant to which each of the individuals assigned certain patent applications to us and OTT released any rights to conjugate patents of such patent applications. The patent assignment agreement provided each of the individuals, but not OTT, with the following payments:

•	$6,250 to each individual upon signing the patent assignment agreement;

•	$12,500 to each individual upon the issuance of the first conjugate patent by the USPTO; and

•	$37,500 to each individual upon the FDA’s approval of the first product comprising or containing any conjugate covered by a valid claim of a conjugate patent.

To date, we have paid the first payment of $6,250 to each individual upon execution of the patent assignment agreement, totaling $25,000. Potential payments totaling $200,000 may be paid to the individuals upon the achievement of the two milestones described above. The patent assignment agreement does not provide a term or termination provisions.

We employ Dr. Low, one of our two founders, as our Chief Science Officer and have and continue to compensate him for his services. In 2007, 2008 and 2009 we paid Dr. Low base salary and bonus of $130,023, $83,538 and $147,231, respectively and we issued him options in those same years to purchase 15,706, 65,445 and 22,759, respectively, shares of our common stock.

Stock Option Awards

Certain stock option grants to our directors and executive officers and related option grant policies are described under the heading “Management.”

Employment Agreements

We have entered into an employment agreement and change in control agreement with our other founder, P. Ron Ellis, as described under the heading “Executive Compensation — Employment Agreements and Offer Letters.”

Indemnification of Officers and Directors

We will also enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive Compensation — Limitation on Liability and Indemnification Matters”.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, holders of more than five percent of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us in which the amount involved exceeds $50,000 without the prior consent of our audit committee, or other independent members of our Board of Directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after December 31, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after December 31, 2010 are included for that person or group but not the stock options or warrants of any other person or group.

Applicable percentage ownership is based on 12,950,792 shares of common stock outstanding at December 31, 2010, assuming the automatic conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 11,747,564 shares of common stock. For purposes of the table below, we have assumed that 19,288,185 shares of common stock will be outstanding upon closing of this offering, based upon the sale of 5,350,000 shares of common stock issued in the offering and the conversion of our Subordinated Notes into shares of common stock at an assumed initial public offering price of $14.00 per share.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Endocyte, Inc., 3000 Kent Avenue, Suite A1-100, West Lafayette, Indiana 47906.

	Shares Beneficially
	Owned Prior to the			Shares Beneficially Owned
	Offering			After the Offering
Name and Address of Beneficial Owner	Shares		Percentage	Shares	Percentage

5% Stockholders:
Entities related to Sanderling Ventures(1)	2,496,453		19.28%	2,496,453	12.94%
Sanderling Ventures 400 S. El Camino Real, Suite 1200 San Mateo, CA 94402
Pension Fund of the Christian Church (Disciples of Christ), Inc.	1,888,773	(2)	14.58%	2,477,008	12.84%
Pension Fund of the Christian Church 130 East Washington Street Indianapolis, IN 46204-3645
Cincinnati Financial Corporation(3)	1,491,610		11.52%	1,491,610	7.73%
6200 S. Gilmore Road Fairfield, OH 45014-5141

	Shares Beneficially
	Owned Prior to the			Shares Beneficially Owned
	Offering			After the Offering
Name and Address of Beneficial Owner	Shares		Percentage	Shares	Percentage

Entities related to ABV Holding Company(4)	1,043,912	(19)	8.06%	1,161,559	6.02%
American Bailey Corporation 120 Long Ridge Road Stamford, CT 06902
Blue Chip IV Limited Partnership	863,295		6.67%	863,295	4.48%
Blue Chip Venture Company 1100 Chiquita Center 250 East 5th Street Cincinnati, OH 45202
Entities related to Burrill & Company(5)	832,735		6.43%	832,735	4.32%
One Embarcadero Center, Suite 2700 San Francisco, CA 94111-3776
Triathlon Medical Ventures Fund, L.P.	746,023		5.76%	746,023	3.87%
Triathlon Medical Ventures 1100 Chiquita Center 250 East 5th Street Cincinnati, OH 45202
Named Executive Officers and Directors:
P. Ron Ellis(6)	409,361		3.08%	409,361	2.09%
Michael A. Sherman(7)	142,652	(20)	1.09%	151,055	*
Philip S. Low, Ph.D.(8)	546,485		4.18%	546,485	2.82%
Christopher P. Leamon, Ph.D.(9)	131,467		1.00%	131,467	*
Chandra D. Lovejoy(10)	22,440		*	22,440	*
Richard A. Messmann(11)	92,712		*	92,712	*
Allen R. Ritter, Ph.D.(12)	80,088		*	80,088	*
John G. Clawson	14,721		*	14,721	*
John C. Aplin, Ph.D.(13)	432,130		3.34%	432,130	2.24%
Douglas G. Bailey(14)	1,117,209		8.63%	1,234,856	6.40%
Keith E. Brauer(15)	31,804		*	31,804	*
Ann F. Hanham, Ph.D.(16)	832,735		6.43%	832,735	4.32%
Fred A. Middleton(17)	2,496,453		19.28%	2,496,453	12.94%
James S. Shannon, M.D., MRCP	—		*	—	*
All directors and executive officers as a group (14 people)(18)	5,466,475		45.90%	6,476,307	32.11%

(*)	Represents beneficial ownership of less than one percent.

(1)	Consists of (i) 100,828 shares held by Sanderling V Beteiligungs GmbH & Co. KG; (ii) 162,170 shares held by Sanderling V Biomedical Co-Investment Fund, L.P.; (iii) 249,148 shares held by Sanderling V Biomedical, L.P.; (iv) 113,315 shares held by Sanderling V Limited Partnership; (v) 267,491 shares held by Sanderling Venture Partners V Co-Investment Fund; (vi) 1,017,304 shares held by Sanderling Venture Partners V, L.P.; (vii) 435,861 shares held by Sanderling Venture Partners VI Co-Investment Fund, L.P.; (viii) 101,087 shares held by Sanderling Ventures Management V; (ix) 30,766 shares held by Sanderling Ventures Management VI; (x) 8,434 shares held by Sanderling VI Beteiligungs GmbH and Co. KG; and (xi) 10,049 shares held by Sanderling VI Limited Partnership. 165,067 shares held by Sanderling Venture Partners V, L.P.

and 66,172 shares held by Sanderling V Biomedical, L.P. are subject to repurchase based on milestones set forth in the Restricted Stock Purchase Agreement dated July 10, 2001 between the Company and each of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., ABV Holding Company 7 LLC, Douglas G. Bailey, and Cincinnati Financial Corporation. Fred Middleton is a managing director of Middleton, McNeil & Mills Associates V, LLC which has the ultimate voting and investment power over shares held of record by Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling Venture Partners V, L.P., Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH and Co. KG and Sanderling VI Limited Partnership and he may be deemed to have voting and investment power over shares held of record by Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling Venture Partners V, L.P., Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH and Co. KG and Sanderling VI Limited Partnership. Fred Middleton is the owner of Sanderling Ventures Management V and Sanderling Ventures Management VI Partnership and he may be deemed to have voting and investment power over shares held of record by Sanderling Ventures Management V and Sanderling Ventures Management VI Partnership. Mr. Middleton disclaims beneficial ownership of the shares directly held by the entities affiliated with Sanderling except to the extent of his individual pecuniary interest therein.

(2)	Excludes shares issuable upon the conversion of a $7.0 million principal amount of Subordinated Note.

(3)	78,534 shares held by Cincinnati Financial Corporation are subject to repurchase based on milestones set forth in the Restricted Stock Purchase Agreement dated July 10, 2001 between the Company and each of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., ABV Holding Company 7 LLC, Douglas G. Bailey, and Cincinnati Financial Corporation.

(4)	Consists of (i) 455,680 shares held by ABV Holding Company 7 LLC; (ii) 137,973 shares held by ABV Holding Company 9 LLC; (iii) 83,769 shares held by ABV Holding Company 10 LLC; (iv) 366,490 shares held by ABV Holding Company 12 LLC; 69,371 shares held by ABV Holding Company 7 LLC are subject to repurchase based on milestones set forth in the Restricted Stock Purchase Agreement dated July 10, 2001 between the Company and each of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., ABV Holding Company 7 LLC, Douglas G. Bailey, and Cincinnati Financial Corporation. Douglas Bailey, a managing member of ABV Holding Company 12 LLC, is a member of our Board of Directors. Mr. Bailey disclaims beneficial ownership of the shares directly held by the entities affiliated with ABV Holding Company except to the extent of his pecuniary interest therein.

(5)	Consists of (i) 768,795 shares held by Burrill Life Sciences Capital Fund, L.P. and (ii) 63,940 shares held by Burrill Indiana Life Sciences Capital Fund, L.P. Ann Hanham is a managing member of Burrill & Company (Life Science GP), LLC which has the ultimate voting and investment power over shares held of record by Burrill Life Sciences Capital Fund, L.P., and she may be deemed to have voting and investment power over shares held of record by Burrill Life Sciences Capital Fund, L.P. Ann Hanham is a managing member of Burrill & Company (Indiana GP), LLC which has the ultimate voting and investment power over shares held of record by Burrill Indiana Life Sciences Capital Fund, L.P., and she may be deemed to have voting and investment power over shares held of record by Burrill Indiana Life Sciences Capital Fund, L.P. Ms. Hanham disclaims beneficial ownership of the shares directly held by the entities affiliated with Burrill & Company except to the extent of her individual pecuniary interest therein.

(6)	Consists of (i) 76,132 shares held by P. Ron Ellis and Margaret Heard Ellis, JTWROS; (ii) 13,142 shares held by P. Ron Ellis; and (iii) 320,087 shares held by P. Ron Ellis issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(7)	Includes 90,296 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(8)	Consists of (i) 431,597 shares held by Philip S. Low and Joan Low, JTWROS and (ii) 114,888 shares held by Philip S. Low issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(9)	Consists of 131,467 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(10)	Consists of 22,440 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(11)	Consists of 92,712 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(12)	Consists of 80,088 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(13)	Consists of (i) 288,235 shares held by CID Equity Capital VIII, L.P. and (ii) 143,895 shares held by CID Seed Fund, L.P. John Aplin is a Class A member of CID Equity Partners VIII, LLC, which has the ultimate voting and investment power over shares held of record by CID Equity Capital VIII, L.P., and he may be deemed to have voting and investment power over shares held of record by CID Equity Capital VIII, L.P. John Aplin is a general partner of CID Seed Fund Partners I which has the ultimate voting and investment power over shares held of record by CID Seed Fund, L.P., and he may be deemed to have voting and investment power over shares held of record by CID Seed Fund, L.P. Mr. Aplin disclaims beneficial ownership of the shares directly held by the entities affiliated with CID except to the extent of his individual pecuniary interest therein.

(14)	Consists of (i) 1,043,912 shares held by entities affiliated with ABV Holding Company and (ii) 73,297 shares held by Douglas G. Bailey. 46,247 shares held by Douglas G. Bailey are subject to repurchase based on milestones set forth in the Restricted Stock Purchase Agreement dated July 10, 2001 between the Company and each of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., ABV Holding Company 7 LLC, Douglas G. Bailey, and Cincinnati Financial Corporation.

(15)	Consists of 31,804 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(16)	All shares held by entities affiliated with Burrill & Company.

(17)	All shares held by entities affiliated with Sanderling Ventures.

(18)	Consists of 883,782 shares issuable upon exercise of options exercisable within 60 days of December 31, 2010.

(19)	Excludes shares issuable upon the conversion of a $1.4 million principal amount of Subordinated Note.

(20)	Excludes shares issuable upon the conversion of a $100,000 principal amount of Subordinated Note.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock, convertible preferred stock, options to purchase our common stock and warrants to purchase our convertible preferred stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the closing of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and convertible preferred stock. Of such authorized shares, 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as convertible preferred stock.

Upon the closing of this offering, all the outstanding shares of our convertible preferred stock will convert on a 1:1 basis into a total of 11,747,564 shares of our common stock. In addition, upon the closing of this offering and after giving effect to the conversion of our convertible preferred stock into common stock, warrants to purchase an aggregate of 133,968 shares of common stock will remain outstanding if they are not exercised prior to closing of this offering.

Common Stock

As of September 30, 2010, there were 12,898,436 shares of common stock outstanding that were held of record by 71 stockholders (assuming the conversion of all shares of our convertible preferred stock outstanding on a 1:1 basis into 11,747,564 shares of common stock). After giving effect to the sale of common stock offered in this offering and the conversion of the Subordinated Notes, there will be 19,235,831 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option.

As of September 30, 2010, there were outstanding options to purchase a total of 560,259 shares of our common stock under the 1997 Stock Plan.

As of September 30, 2010, there were outstanding options to purchase a total of 1,516,697 shares of our common stock under the 2007 Stock Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding convertible preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by our Board of Directors out of funds legally available therefore. For more information please see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding convertible preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Convertible Preferred Stock

Upon the closing of this offering, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon closing of this offering, no shares of convertible preferred stock will be outstanding, and we have no present plan to issue any shares of convertible preferred stock.

Warrants

As of September 30, 2010, there were outstanding warrants to purchase 69,294 shares of our Series C-3 convertible preferred stock at an exercise price of $8.12 per share. In August 2010 and December 2010, additional warrants were issued to Mid-Cap and SVB to purchase 64,674 aggregate shares of our Series C-3 convertible preferred stock at a $8.12 per share exercise price, respectively. We expect all of the outstanding warrants to purchase our Series C-3 convertible preferred stock will convert into warrants to purchase shares of our common stock upon the closing of this offering.

Registration Rights

Based on shares outstanding as of September 30, 2010, after the closing of this offering, the holders of 11,881,532 shares of our common stock or common stock issuable upon exercise of warrants or their transferees will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. The holders of at least 50 percent of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of shares of their common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain piggyback registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, which include the registration of the shares issued and issuable under our equity incentive plans and shares sold in this offering, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwritten offering. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. Generally, we are required to bear all registration and related expenses incurred in connection with the demand and piggyback registrations described above. If we are required to file a registration statement, we must use our best efforts to cause the registration statement to become effective.

Indemnification

We are obligated to indemnify the selling stockholders and any person who might be deemed to control them or any of their subsidiaries in the event of material misstatements or omissions in the registration statement or related violations of law attributable to us. Each selling stockholder is severally and not jointly, obligated to indemnify us, each underwriter, if any, each person who controls us or any underwriter within the meaning of Section 15 of the Securities Act, and each other selling stockholder in the event of material misstatements or omissions in the registration statement attributable to such stockholder. The liability of such selling stockholder shall be limited to an amount equal to the gross proceeds to each such selling stockholder.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws that will become effective upon closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws to become effective upon closing of this offering include provisions that:

•	authorize our Board of Directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated convertible preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our Board of Directors, the Chairman of our Board, the Chief Executive Officer or the President;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our Board of Directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three year terms; and

•	specify that no stockholder is permitted to cumulate votes at any election of our Board of Directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our Board of Directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15 percent or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and bylaws to become effective upon closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. Its address is 350 Indiana Street, Suite 750, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol “ECYT.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, a total of 19,288,185 shares of common stock will be outstanding, assuming conversion of the Subordinated Notes, no exercise of the underwriters’ over-allotment option and no exercises of options after December 31, 2010. Of these shares, all 5,350,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 13,938,185 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lockup agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the date of this prospectus	0
Between 90 and 180 days after the date of this prospectus	0
At various times beginning more than 180 days after the date of this prospectus	13,938,185

In addition, of the 2,076,956 shares of our common stock that were subject to stock options outstanding as of September 30, 2010, options to purchase 1,238,968 shares of common stock were vested as of September 30, 2010 and will be eligible for sale 180 days following the effective date of this offering.

Lockup Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock and options or warrants to purchase our common stock outstanding immediately prior to this offering, have agreed that, subject to customary exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days:

•	directly or indirectly, sell, offer, contract or grant any option to sell, short sell, grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position”, lend or otherwise dispose of any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock owned either of record or beneficially;

•	enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership of our common stock; or

•	publicly announce an intention to do any of the foregoing, in each case, without the prior written consent of RBC Capital Markets, LLC and Leerink Swann LLC on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lockup agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 190,000 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale,

and will not be eligible for resale until expiration of the lockup agreements to which they are subject.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and will not be eligible for resale until expiration of the lockup agreements to which they are subject.

As of September 30, 2010, 88,172 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lockup agreements to which they are subject.

Registration Rights

Upon closing of this offering, the holders of 11,881,532 shares of common stock or common stock issuable upon exercise of warrants or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30 percent of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates generally applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (an “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30 percent tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28 percent unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30 percent on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30 percent on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2011, we have agreed to sell to the underwriters named below, for whom RBC Capital Markets, LLC and Leerink Swann LLC are acting as representatives, the following respective numbers of shares of common stock:

Number of
Name	Shares

RBC Capital Markets, LLC
Leerink Swann LLC
Wedbush Securities Inc.
Robert W. Baird & Co.

Total	5,350,000

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the shares of common stock offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 802,500 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the offering, the representatives may change the offering price and concession.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-	With Over-	Without Over-	With Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$

The expenses of the offering that are payable by us are estimated to be $2.0 million, exclusive of underwriting discounts and commissions.

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock and options or warrants to purchase our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of RBC Capital Markets, LLC and Leerink Swann LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days (the “lockup period”):

•	directly or indirectly, sell, offer, contract or grant any option to sell, short sell, grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position”, lend or otherwise dispose of any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock owned either of record or beneficially;

•	enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership of our common stock; or

•	publicly announce an intention to do any of the foregoing.

These agreements are subject to certain exceptions, including:

in our case:

•	sales of common stock to the underwriters in this offering;

•	the award of options or other purchase rights or shares of our common stock pursuant to our employee benefits plans;

•	issuances of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock pursuant to the exercise of warrants, options or other convertible or exchangeable securities, including shares of convertible preferred stock, in each case which are outstanding on the date hereof;

•	filing with the SEC a registration statement under the Securities Act of Form S-8 with respect to securities issued pursuant to an employee benefit plans; and

•	the entry into an agreement providing for the issuance of shares of common stock (including shares issuable in respect of securities convertible into or exercisable for common stock) in connection with acquisitions or joint ventures and the issuance of any such securities pursuant to any such agreement, provided that the number of shares issuable pursuant to this exception shall not exceed an aggregate of 10% of our fully-diluted shares of common stock outstanding as of the date this prospectus, plus the shares sold in this offering; provided any securities issuable under any such agreement are subject to similar lockup restrictions;

in the case of our officers, directors and stockholders:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

•	distributions of shares of common stock or any security convertible into common stock to limited partners, general partners or stockholders;

•	transfers of shares of common stock or any security convertible into common stock to family members or a trust established for the benefit of family members;

•	transfers of shares of common stock or any security convertible into common stock to entities where the party to the lockup is the beneficial owner of all shares of common stock or our other securities held by the entity;

•	the receipt by the party of shares of common stock upon the exercise of an option or warrant or in connection with the vesting of restricted stock or restricted stock units;

•	the transfer of shares of common stock to the company in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due in connection with any such exercise or vesting; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock so long as no sales are made under the plan during the lockup period;

provided that, except in the case of open market purchases described above, any transferee agrees to be bound by the terms of the lockup and that, in all cases, no filing under Section 16(a) under the Exchange Act shall be required or voluntarily made to the extent applicable.

We have also agreed not to file any registration statement with respect to our common stock or other equity securities (other than on Form S-8 as described above), and our directors, officers and other holders of our equity securities have waived all registration rights with respect to this offering.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “ECYT”.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our prospects and the prospects of our industry in general, the status and results of our clinical programs, our financial operating information in recent periods, an assessment of our management, the general condition of the securities markets and the recent market prices of, and demand for, publicly traded common stock of generally comparable companies. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, including:

•	stabilizing transactions that permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•	over-allotment, which involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market;

•	syndicate covering transactions, which involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

•	penalty bids, which permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, an offer to the public of any shares of common stock that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Endocyte, Inc.

We have audited the accompanying balance sheets of Endocyte, Inc. as of December 31, 2009 and 2008, and the related statements of operations, convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endocyte, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
April 22, 2010

ENDOCYTE, INC.

BALANCE SHEETS

	December 31,		September 30,
	2008	2009	2010 Actual	2010 Pro Forma
			(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$4,878,554	$8,699,372	$8,067,168	$24,817,168
Short-term investments	13,503,618	15,210,378	—	—
Prepaid expenses	642,801	373,475	1,937,195	1,937,195
Other assets	—	—	228,325	228,325

Total current assets	19,024,973	24,283,225	10,232,688	26,982,688
Property and equipment, net	1,003,088	923,051	927,695	927,695
Deferred financing costs	159,740	61,419	196,125	533,625

Total assets	$20,187,801	$25,267,695	$11,356,508	$28,444,008

Liabilities, Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,296,271	$1,789,534	$2,927,311	$2,927,311
Accrued wages and benefits	301,566	459,288	420,234	420,234
Accrued interest payable	126,619	78,856	94,792	94,792
Current portion of long-term debt	5,518,941	6,258,324	1,752,542	1,752,542
Preferred stock warrants	295,149	221,031	290,810	—

Total current liabilities	7,538,546	8,807,033	5,485,689	5,194,879
Long-term debt, net of current portion	8,864,578	2,718,742	8,138,465	26,881,994
Other liabilities	—	—	300,000	637,500

Total liabilities	16,403,124	11,525,775	13,924,154	32,714,373
Convertible preferred stock, $0.001 par value 14,310,992 shares authorized; 8,465,108, 11,747,564, and 11,747,564 shares issued and outstanding at December 31, 2008, and 2009 and September 30, 2010 (actual), respectively and no shares at September 30, 2010 (pro forma)	63,197,046	89,799,483	89,799,483	—
Stockholders’ equity (deficit):
Common stock and additional paid-in capital: $0.001 par value, 100,000,000 shares authorized; 1,133,579, 1,133,579, and 1,150,872 shares issued and outstanding at December 31, 2008, and 2009 and September 30, 2010 (actual), respectively and 12,898,436 shares at September 30, 2010 (pro forma)	1,534,568	1,916,445	2,354,054	90,450,818
Accumulated other comprehensive income	23,563	2,177	—	—
Retained deficit	(60,970,500)	(77,976,185)	(94,721,183)	(94,721,183)

Total stockholders’ equity (deficit)	(59,412,369)	(76,057,563)	(92,367,129)	(4,270,365)

Total liabilities, convertible preferred stock,
and stockholders’ deficit	$20,187,801	$25,267,695	$11,356,508	$28,444,048

See accompanying notes.

ENDOCYTE, INC.

STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Revenue:
Grant revenue	$81,829	$—	$—	$—	$—
Collaboration revenue	1,000,000	500,000	3,000,000	3,000,000	—

Total revenue	1,081,829	500,000	3,000,000	3,000,000	—
Operating expenses:
Research and development	11,304,677	13,323,318	14,803,741	10,680,471	11,270,878
General and administrative	4,400,871	4,785,466	3,934,259	2,676,611	4,722,565

Total operating expenses	15,705,548	18,108,784	18,738,000	13,357,082	15,993,443

Loss from operations	(14,623,719)	(17,608,784)	(15,738,000)	(10,357,082)	(15,993,443)
Other income (expense):
Interest income	1,297,130	682,433	49,315	43,289	3,333
Interest expense	(25,438)	(1,579,297)	(1,435,988)	(1,141,899)	(670,112)
Other	(305,793)	12,772	118,988	64,633	(84,776)

Net loss	(13,657,820)	(18,492,876)	(17,005,685)	(11,391,059)	(16,744,998)

Net loss per share — basic and diluted	$(15.76)	$(20.54)	$(18.67)	$(12.50)	$(18.24)

Weighted-average number of common shares used in net loss per share calculation — basic and diluted	866,530	900,141	911,081	911,081	917,799
Pro forma net loss per share — basic and diluted (unaudited)			$(1.34)		$(1.32)

Shares used in computing pro forma net loss per share — basic and diluted (unaudited)			12,658,710		12,665,428

See accompanying notes.

ENDOCYTE, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE LOSS

					Accumulated
	Convertible		Common Stock and		Other
	Preferred Stock		Additional Paid-In Capital		Comprehensive	Retained		Comprehensive
	Shares	Amount	Shares	Amount	Income (Loss)	Deficit	Total	Loss

Balances, December 31, 2006	6,611,599	$48,199,292	1,076,985	$785,962	$(125,227)	$(28,819,804)	$(28,159,069)
Issuance of Series C-3 convertible preferred stock, net	1,853,509	14,997,754	—	—	—	—	—
Exercise of stock options	—	—	13,142	2,510	—	—	2,510
Stock-based compensation	—	—	—	136,028	—	—	136,028
Issuance of Series C-3 preferred stock warrants	—	—	—	306,955	—	—	306,955
Net loss	—	—	—	—	—	(13,657,820)	(13,657,820)	$(13,657,820)
Unrealized gain on securities	—	—	—	—	53,588	—	53,588	53,588

Balances, December 31, 2007	8,465,108	63,197,046	1,090,127	1,231,455	(71,639)	(42,477,624)	(41,317,808)	$(13,604,232)

Exercise of stock options	—	—	43,452	45,950	—	—	45,950
Stock-based compensation	—	—	—	257,163	—	—	257,163
Net loss	—	—	—	—	—	(18,492,876)	(18,492,876)	$(18,492,876)
Unrealized gain on securities	—	—	—	—	95,202	—	95,202	95,202

Balances, December 31, 2008	8,465,108	63,197,046	1,133,579	1,534,568	23,563	(60,970,500)	(59,412,369)	$(18,397,674)

Issuance of Series C-3 convertible preferred stock, net	3,282,456	26,602,437	—	—	—	—	—
Stock-based compensation	—	—	—	381,877	—	—	381,877
Net loss	—	—	—	—	—	(17,005,685)	(17,005,685)	$(17,005,685)
Unrealized gain on securities	—	—	—	—	(21,386)	—	(21,386)	(21,386)

Balances, December 31, 2009	11,747,564	$89,799,483	1,133,579	$1,916,445	$2,177	$(77,976,185)	$(76,057,563)	$(17,027,071)

Exercise of stock options	—	—	17,293	47,288	—	—	47,288
Stock-based compensation	—	—	—	390,321	—	—	390,321
Net loss	—	—	—	—	—	(16,744,998)	(16,744,998)	$(16,744,998)
Unrealized gain on securities	—	—	—	—	(2,177)	—	(2,177)	(2,177)

Balances, September 30, 2010 (unaudited)	11,747,564	89,799,483	1,150,872	2,354,054	—	(94,721,183)	(92,367,129)	$(16,747,175)

Conversion of convertible preferred stock into common stock	(11,747,564)	(89,799,483)	11,747,564	89,799,483	—	—	89,799,483
Reclassification of preferred stock warrants from current liabilities	—	—	—	290,810	—	—	290,810
Fair value adjustment of the subordinated notes	—	—	—	(2,073,529)	—	—	(2,073,529)
Issuance of preferred stock warrants	—	—	—	80,000	—	—	80,000

Pro forma balances, September 30, 2010 (unaudited)	—	$—	12,898,436	$90,450,818	$—	$(94,721,183)	$(4,270,365)

See accompanying notes.

ENDOCYTE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Operating activities
Net loss	$(13,657,820)	$(18,492,876)	$(17,005,685)	$(11,391,059)	$(16,744,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	256,881	346,361	231,890	175,589	195,885
Stock-based expense	136,028	257,163	381,877	246,495	390,321
Gain on disposal of property and equipment	—	—	3,588	—	—
Loss on extinguishment of debt	—	—	—	—	144,284
Accretion of bond discount	(430,091)	(26,877)	(17,250)	(15,769)	(3,075)
Non cash interest expense	—	250,004	210,809	165,881	107,084
Increase (decrease) in fair value on preferred stock warrants	307,061	(11,912)	(74,118)	(58,235)	(52,160)
Change in operating assets and liabilities:
Accounts and accrued interest receivable	(561,097)	1,074,662	—	—	—
Prepaid expenses and other assets	(332,149)	(192,358)	269,326	283,221	(1,563,720)
Accounts payable	1,194,642	(366,944)	493,263	159,483	1,137,777
Accrued interest, wages, and benefits	113,508	(123,977)	109,959	51,822	(23,118)

Net cash used in operating activities	(12,973,037)	(17,286,754)	(15,396,341)	(10,382,572)	(16,411,720)
Investing activities
Purchases of property and equipment	(659,241)	(459,770)	(155,441)	(48,001)	(200,529)
Purchases of investments	(20,662,933)	(19,457,362)	(35,496,785)	(25,197,816)	(12,295,754)
Proceeds from sale of investments	28,053,672	15,489,229	33,785,889	18,189,664	27,507,030

Net cash provided by (used in) investing activities	6,731,498	(4,427,903)	(1,866,337)	(7,056,153)	15,010,747
Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	14,997,754	—	26,602,437	18,878,602	—
Proceeds from borrowings, net of issuance costs	9,796,401	4,930,697	—	—	9,852,442
Principal payments on borrowings	(120,231)	(705,327)	(5,518,941)	(4,050,254)	(9,028,897)
Extinguishment of debt payment	—	—	—	—	(102,064)
Proceeds from the exercise of stock options	2,510	45,950	—	—	47,288

Net cash provided by (used in) financing activities	24,676,434	4,271,320	21,083,496	14,828,348	768,769

Net increase (decrease) in cash and cash equivalents	18,434,895	(17,443,337)	3,820,818	(2,610,377)	(632,204)
Cash and cash equivalents at beginning of period	3,886,996	22,321,891	4,878,554	4,878,554	8,699,372

Cash and cash equivalents at end of period	$22,321,891	$4,878,554	$8,699,372	$2,268,177	$8,067,168

See accompanying notes.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS
(INFORMATION AS OF SEPTEMBER 30, 2010 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
AND 2009 IS UNAUDITED)

1.	Nature of Business and Organization

Endocyte, Inc. (the “Company”) was incorporated on December 6, 1995. The Company is a biopharmaceutical company developing targeted therapies for the treatment of cancer and inflammatory diseases. The Company uses its proprietary technology to create novel small molecule drug conjugates, or SMDCs, and companion imaging diagnostics. The SMDCs actively target receptors that are over-expressed on diseased cells, relative to healthy cells. This targeted approach is designed to enable the treatment of patients with a highly active drug at greater doses, delivered more frequently, and over longer periods of time than would be possible with the untargeted drug alone. The Company is also developing companion imaging diagnostics for each of its SMDCs that are designed to identify the patients whose disease over-expresses the target of the therapy and who are therefore more likely to benefit from treatment.

2.	Significant Accounting Policies

Unaudited Interim Financial Data

The accompanying unaudited September 30, 2010 balance sheet, the statements of operations, and cash flows for the nine months ended September 30, 2009 and 2010, and the statements of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2010 and the related interim information contained within the notes to the financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at September 30, 2010 and results of its operations and its cash flows for the nine months ended September 30, 2009 and 2010. The results for the nine months ended September 30, 2010 are not necessarily indicative of future results.

Unaudited Pro Forma Balance Sheet and Pro Forma Loss per Common Share

In August 2010, the Company’s Board of Directors (the “Board”) authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of September 30, 2010 and statement of stockholders’ deficit for the nine months ended September 30, 2010 reflects the conversion of all Series A-1, Series A-2, Series B, Series C-1, Series C-2 and Series C-3 convertible preferred stock outstanding as of that date into 11,747,564 shares of common stock, each event to occur immediately prior to the closing of the Company’s proposed initial public offering. The Pro Forma Balance Sheet reflects the issuance of $11.8 million of Subordinated Notes and the borrowing of the remaining tranche of $5.0 million under the term loan with Mid-Cap Financial (“Mid-Cap”) and Silicon Valley Bank (“SVB”), along with the increase in the number of shares exercisable pursuant to the preferred stock warrants issued to these lenders, which were completed in December 2010. See Note 16 to these financial statements, “Subsequent Events”, for further discussion of the Subordinated Notes. In addition, the unaudited pro forma balance sheet as of September 30, 2010 reflects the impact of the reclassification of the preferred stock warrant liability into additional paid-in capital as a result of the conversion of warrants to purchase

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NOTES TO FINANCIAL STATEMENTS — (Continued)

convertible preferred stock into warrants to purchase common stock immediately prior to the closing of the Company’s proposed initial public offering.

Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding after giving effect to the pro forma effect of the conversion of all convertible preferred stock during the year ended December 31, 2009 and the nine months ended September 30, 2010 into shares of the Company’s common stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later.

Stock Split

On January 10, 2011, the Company effected a 1.00 for 1.91 reverse stock split. All historical common stock and per share informed has been changed to affect the stock split.

Basis of Presentation

The financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The Company has made estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Subsequent events have been evaluated through April 22, 2010, the date of these financial statements, and through the timing of the filing of the registration statement with the SEC for the Company’s initial public offering.

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents, except for those funds managed by the Company’s investment manager, which are classified as short-term investments. Cash equivalents consist primarily of money market instruments.

Short-Term Investments

Short-term investments consist primarily of investments with original maturities greater than three months and less than one year when purchased. Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. All securities held at December 31, 2008 and 2009, were classified as available-for-sale as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320, Investments — Debt and Equity Securities (“ASC 320”). Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. The Company considers and accounts for other-than-temporary impairments according to ASC 320. The cost of securities sold is based on the specific-identification method. Discounts and premiums on debt securities are amortized to interest income and expense over the term of the security.

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line method over estimated useful lives, which range from three to seven years.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Licenses and Patents

Licenses and patent costs are expensed as incurred as the Company does not believe there is an alternate future use for the costs. Licenses are classified as research and development and patents are classified as general and administrative expenses in the statements of operations.

Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment when events or changes in business conditions indicate that their full carrying value may not be fully recoverable.

Preferred Stock Warrants

The Company accounts for its preferred stock warrants under ASC Topic 480, Distinguishing Liabilities from Equity. The preferred stock warrants are recorded at fair value and any changes to fair value are recorded as other income (expense).

Revenue Recognition

The Company recognizes revenues from license agreements when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and there is reasonable assurance that the related amounts are collectible in accordance with ASC Topic 605, Revenue Recognition (“ASC 605”).

The Company has generated revenues as a result of an out-license agreement. The Company immediately recognizes the full amount of milestone payments due upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the product. Milestone payments earned are recorded in collaboration revenue.

Research and Development Expenses

Research and development expenses represent costs associated with the ongoing development of SMDCs and companion imaging diagnostics and include salaries, supplies, and expenses for clinical trials. The Company records accruals for clinical trial expenses based on the estimated amount of work completed. The Company monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondence, and discussions with research organizations.

Upfront payments made in connection with business collaborations and research and development arrangements are evaluated under ASC Subtopic 730-20, Research and Development Arrangements. Upfront payments made in connection with business development collaborations are expensed as research and development costs, as the assets acquired do not have alternative future use. Amounts related to future research and development are capitalized as prepaid research and development and are expensed over the service period based upon the level of services provided. To date, no significant amounts have been capitalized.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

The Company accounts for all options granted subsequent to January 1, 2006, pursuant to ASC Topic 718, Compensation — Stock Compensation (“ASC 718”), which requires the recognition of the fair value or calculated value for nonpublic entities, of stock-based compensation in net income. Stock-based compensation consists of stock options, which are granted to employees at exercise prices at or above the fair market value of the Company’s common stock on the dates of grant. The Company uses the calculated value to measure its stock-based compensation.

Prior to January 1, 2006, in accordance with ASC 718, the Company used the intrinsic value method to account for stock options. The Company issued its stock options at exercise prices at or above the estimated fair market value of the Company’s common stock on the dates of grant. Accordingly, no compensation expense was recognized for options granted to employees in the prior periods.

The Company elected the prospective transition method for the adoption of ASC 718, which requires that nonpublic companies that had previously measured compensation cost using the minimum value method continue to account for equity awards outstanding at the date of adoption in the same manner as they had been accounted for prior to adoption. For all awards granted, modified, or settled after the date of adoption, the Company recognizes compensation cost based on the grant-date value estimated in accordance with the provisions of ASC 718.

Net Loss Per Share

The Company calculates basic net loss per share based on the weighted-average number of outstanding common shares. The Company calculates diluted net loss per share based on the weighted-average number of outstanding common shares plus the effect of dilutive securities.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with the provision of ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires recognition of deferred taxes to provide for temporary differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to be in effect in a year in which the basis difference is expected to reverse. The Company continues to record a valuation allowance for the full amount of deferred tax assets, which would otherwise be recorded for tax benefits relating to operating loss and tax credit carryforwards, as realization of such deferred tax assets cannot be determined to be more likely than not.

In June 2006, the FASB issued authoritative guidance on accounting for uncertainty in income taxes, amended by Accounting Standards Update No. (“ASU”) 2009-06 in September 2009 on accounting for uncertain tax positions, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted the provisions set forth in ASC 740, including ASU No. 2009-06 on accounting for uncertain tax positions effective January 1, 2009. At the date of adoption and during the year ended December 31, 2009, the Company had no unrecognized tax benefits and expects no

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

significant changes in unrecognized tax benefits in the next 12 months. If incurred, the Company will classify any interest and penalties as a component of tax expense. To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes. The Company files its tax returns as prescribed.

Segment Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment and the Company operates in only one geographic segment.

3.	New Accounting Pronouncements

Recently Adopted Accounting Standards

Effective January 1, 2009, the Company adopted ASC 808, Collaborative Arrangements. This guidance defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This guidance has been applied retrospectively to all prior periods presented for significant collaborative arrangements existing as of the effective date. The adoption did not impact the financial statements.

Effective January 1, 2009, the Company adopted clarifying guidance issued by the FASB on other-than-temporary impairments on debt securities, codified within ASC 320-10, Investments — Debt and Equity Securities, on January 1, 2009. This guidance amends the other-than-temporary recognition guidance for debt securities and requires additional annual disclosures of other-than-temporary impairments on debt and equity securities. Pursuant to the new guidance, an other-than-temporary impairment has occurred if a company does not expect to recover the entire amortized cost basis of the security. In this situation, if the company does not intend to sell the impaired security, and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings is limited to the portion attributed to the credit loss. The remaining portion of the other-than-temporary impairment is then recorded in other comprehensive income (loss). This guidance has been applied to existing and new securities as of January 1, 2009. The applicable disclosures are included in Note 4. The implementation of this guidance was not material to the Company’s financial position or results of operations, and there was no cumulative effect adjustment.

Effective January 1, 2009, the Company adopted FASB authoritative guidance relating to accounting for uncertainty in income taxes, under ASC 740, amended by ASU 2009-06. This guidance requires that realization of an uncertain income tax position be more likely than not (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. Furthermore, this guidance prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. This interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The implementation of this interpretation had no impact on the financial statements.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 provides authoritative accounting literature and disclosure requirements for material events occurring subsequent to the balance sheet date and prior to the issuance of the financial statements. The Company adopted this guidance as of December 31, 2009. The implementation of this statement had no effect on the Company’s financial position or results of operations.

Recently Issued Accounting Standards

In October 2009, the FASB ratified ASU No. 2009-13 guidance related to revenue recognition that amends the previous guidance on arrangements with multiple deliverables, within ASC 605-25, Revenue Recognition — Multiple Element Arrangements. This guidance provides principles and application guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration should be allocated. It also clarifies the method to allocate revenue in an arrangement using the estimated selling price. This guidance is effective for the Company as of January 1, 2011, and is not expected to be material to the Company’s financial position or results of operations.

In April 2010, the FASB ratified ASU No. 2010-17 guidance related to the milestone method of revenue recognition. The ASU provides guidance on defining a milestone under ASC 605. This guidance states that an entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance is effective for the Company as of January 1, 2011, and is not expected to be material to the Company’s financial position or results of operations.

4.	Short-Term Investments

Effective January 1, 2008, the Company adopted ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.

ASC 820 establishes a three-level valuation hierarchy for fair value measurements. These valuation techniques are based upon the transparency of inputs (observable and unobservable) to the valuation of an asset or liability as of the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Valuation is based on quoted prices for identical assets or liabilities in active markets.

Level 2 — Valuation is based on quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.

Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The fair value of the Company’s fixed income securities is based on a market approach using quoted market values.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

The following tables summarize the fair value of short-term investments as of December 31, 2008 and 2009.

			Fair Value
Description	Cost	Level 1	(Carrying Value)

December 31, 2008
Certificate of deposit	$504,918	$504,918	$504,918
U.S. government agency obligations	12,975,137	12,998,700	12,998,700

	$13,480,055	$13,503,618	$13,503,618

December 31, 2009
Certificate of deposit	$500,000	$500,000	$500,000
U.S. government agency obligations	14,708,200	14,710,378	14,710,378

	$15,208,200	$15,210,378	$15,210,378

Total unrealized gross gains were $23,563, $2,177, and $0 for the year ended December 31, 2008 and 2009, and the nine-month period ended September 30, 2010 respectively. There were no unrealized gross losses for the year ended December 31, 2008 and 2009 and the nine-month periods ended September 30, 2009 and September 30, 2010. The Company does not have any securities in an unrealized loss position and, therefore, there are no other-than-temporary impairments. The Company had no investment securities as of September 30, 2010.

5.	Property and Equipment

Property and equipment consisted of the following:

	Estimated	December 31,	December 31,	September 30,
	Useful Lives	2008	2009	2010
				(Unaudited)

Laboratory equipment	7	$2,219,187	$2,349,175	$2,453,787
Office equipment and software	3-5	503,011	513,394	584,220
Leasehold improvements	7	109,486	115,009	140,101

		2,831,684	2,977,578	3,178,108
Less accumulated depreciation		(1,828,596)	(2,054,527)	(2,250,413)

		$1,003,088	$923,051	$927,695

The total amount of depreciation expense for the year ended December 31, 2007, 2008 and 2009, and nine-month periods ended September 30, 2009 and September 30, 2010 were $256,881, $346,361, $231,890, $175,589 and $195,885, respectively.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Notes Payable

Long-term debt consisted of the following:

	December 31,	December 31,	September 30,
	2008	2009	2010
			(Unaudited)

Note payable to bank, with interest rate of prime, monthly payments through April 2009	$14,437	$—	$—
Note payable to bank, with interest rate of 0.5% below prime (2.75% at December 31, 2009), monthly payments through October 2010	127,044	58,965	6,651
Notes payable to GECC and Oxford, with fixed interest rate of 7.24% above three-year Treasury rate (10.56% at December 31, 2009), monthly payments through March 2011	9,412,149	5,659,771	0
Notes payable to GECC and Oxford, with fixed interest rate of 7.24% above three-year Treasury rate (10.51% at December 31, 2009), monthly payments through July 1 2011	5,000,000	3,316,812	0
Notes payable to Mid-Cap and SVB, with fixed interest rate of 9.75%, monthly payments through September 1, 2013	0	0	10,000,000

	14,553,630	9,035,548	10,006,651
Less unamortized discount	(170,111)	(58,482)	(115,644)

	14,383,519	8,977,066	9,891,007
Less current portion	(5,518,941)	(6,258,324)	(1,752,542)

	$8,864,578	$2,718,742	$8,138,465

In 2007, the Company obtained a $15.0 million loan commitment from General Electric Capital Corporation (“GECC”) and Oxford Finance Corporation (“Oxford”). The loan is collateralized by a security interest in all of the Company’s assets, excluding intellectual property. The loan includes customary covenants, including those that require prior written consent of the lenders before the Company can incur or prepay indebtedness, create additional liens, sell, or transfer any material portion of its assets. The loan agreement also contains customary events of default, and also includes a material adverse effect clause. In connection with this loan, the Company issued warrants to the lenders to purchase an aggregate of 69,294 shares of Series C-3 convertible preferred stock. The fair value of the preferred stock warrants issued was based on observable inputs using quoted market values and the income approach as derived by the Black-Scholes model. The terms of these preferred stock warrants and the fair value assumptions and inputs are consistent with Note 7.

In August, 2010 the Company obtained a $15.0 million loan commitment from Mid-Cap and SVB to pay-off the existing loan commitment from GECC and Oxford that was set to mature in March and July 2011, and to fund research and development and corporate purposes. Upon execution of the agreement, the Company drew $10.0 million in principal and an additional $5.0 million under a second tranche. The loan is collateralized by a security interest in all of the Company’s assets, excluding

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

intellectual property. The loan includes customary covenants, including those that require prior written consent of the lenders before the Company can incur or prepay indebtedness, create additional liens, sell, or transfer any material portion of its assets. The loan agreement also contains customary events of defaults, and also includes a material adverse effect clause. In connection with the loan, the Company issued warrants to lenders to purchase either Series C-3 preferred stock or preferred stock offered in a subsequent offering. The number of preferred stock warrants issued and the exercise price is based on a weighted average price determined upon issuance of a subsequent equity round prior to December 31, 2010. If additional equity is not issued prior to December 31, 2010, the type, number and exercise price of the preferred stock warrants will be based on the Series C-3 convertible preferred stock and a $8.12 per share exercise price. The fair value of the preferred stock warrants issued was $121,939 on the date of issuance and was based on observable inputs using quoted market values and the income approach as derived by the Black-Scholes model. The terms of these preferred stock warrants and the fair value assumptions and inputs are detailed in Note 7.

The notes payable to bank are collateralized by certain property and equipment of the Company. Interest paid was $23,438, $1,202,674, $1,272,942, $1,011,036 and $547,092 for the year ended December 31, 2007, 2008, 2009, and nine-month periods ended September 30, 2009 and 2010, respectively.

Aggregate maturities of debt due after December 31, 2009, are as follows:

2010	$6,258,324
2011	2,777,224

9,035,548
Less unamortized discount	(58,482)

$8,977,066

During 2010, the Company has paid $9,028,897 in principal payments. As of September 30, 2010, there is $10,006,651 in aggregate maturities of debt payable the due date, of which $1,814,750 is due over the next year and $3,894,492 and $4,297,409 maturing during 2012 and 2013, respectively.

7.	Preferred Stock Warrants

In 2007, the Company issued warrants as consideration in connection with its loan commitment from GECC and Oxford to purchase 69,294 of Series C-3 convertible preferred stock, maturing in 2017. These preferred stock warrants were exercisable upon issuance, and no contingent conversion feature exists. Any Series C-3 convertible preferred stock issued upon exercise would maintain the rights and conversion features set forth in Note 9.

In August 2010, the Company issued warrants as consideration in connection with its loan commitment from Mid-Cap and SVB to purchase either Series C-3 preferred stock or preferred stock offered in a subsequent offering. The number of preferred stock warrants issued and the exercise price is based on a weighted average price determined upon issuance of a subsequent equity round prior to December 31, 2010. If additional equity is not issued prior to December 31, 2010, the type, number and exercise price of the preferred stock warrants will be based on the Series C-3 convertible preferred stock and a $8.12 per share exercise price. The preferred stock warrants will mature in 2020, are exercisable upon issuance and do not contain contingent conversion features. If the warrants are Series C-3 preferred

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NOTES TO FINANCIAL STATEMENTS — (Continued)

stock, upon exercise thereof, the underlying shares would maintain the rights and conversion features set forth in Note 9 for the Series C-3 convertible preferred stock.

The liability is measured at fair value, and any changes to fair value are recorded in the statement of operations as other income (expense). The fair value of the GECC and Oxford preferred stock warrants was determined using the Black-Scholes valuation model as of December 31, 2008 and 2009, and September 30, 2009 and 2010 based upon the following assumptions:

	December 31,	December 31,	September 30,	September 30,
	2008	2009	2009	2010
			(Unaudited)

Exercise price	$8.12	$8.12	$8.12	$8.12
Convertible preferred stock price	$8.12	$8.12	$8.12	$8.12
Risk-free interest rate	4.37%	3.12%	3.43%	1.98-2.71%
Expected life	9 years	8 years	8.25 years	7.25-9.92 years
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	35.76%	27.69%	28.84%	23.34-30.69%

The fair value of the preferred stock warrants is based upon observable inputs using quoted market values and the income approach as derived by the Black-Scholes model. Volatility is derived from the historical volatility of the NASDAQ Biotechnology Index over the remaining expected life of the warrant. The warrants contain anti-dilution and change in control provisions that can impact conversion.

The carrying and fair values of the preferred stock warrants are $295,149, $221,031 and $290,810 as of December 31, 2008 and 2009 and September 30, 2010 respectively. The preferred stock warrants are classified as Level 2 within the ASC 820 fair value hierarchy. The Company recorded $307,061 of expense for the year ended December 31, 2007 and $11,912, $74,118, $58,235 and $52,160 of other income for the year ended December 31, 2008 and 2009, and the nine-month period ended September 30, 2009 and 2010, respectively, due to the change in fair value on the warrants.

8.	Leases

Future minimum lease payments for noncancellable operating leases as of December 31, 2009, are:

2010	$362,260
2011	37,176
2012	2,182

Total minimum lease payments	$401,618

Rent expense for operating leases was $303,714, $336,311, $355,601, $265,481, and $275,159 for the year ended December 31, 2007, 2008 and 2009 and the nine-month periods ended September 30, 2009 and September 30, 2010, respectively. In 2010, the Company entered into a noncancelable operating lease, with minimum lease payments that total $406,009 and are payable through 2015.

9.	Convertible Preferred Stock

On July 29, 2009, the Company increased the number of Series C-3 convertible preferred stock authorized for issuance to 5,235,602 shares. On October 8, 2009, the Company increased the number of Series C-3 convertible preferred stock authorized for issuance to 5,549,738 shares. Between August 3,

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NOTES TO FINANCIAL STATEMENTS — (Continued)

2009 and October 13, 2009, the Company sold 3,282,456 shares of Series C-3 convertible preferred stock for $8.12 per share for proceeds totaling $26,645,524, net of offering costs of $43,097.

The Company’s total outstanding convertible preferred stock, with a par value of $0.001 per share, consisted of the following as of December 31, 2009:

				Total Proceeds
Convertible	Shares	Shares	Price per	(Net of Offering
Preferred Stock	Authorized	Issued	Share	Costs)

Series A-1	750,261	750,167	$1.91	$1,470,370
Series A-2	241,884	241,634	5.73	1,430,749
Series B	936,649	936,241	8.12	7,530,180
Series C-1	1,937,172	1,895,765	8.12	15,320,640
Series C-2	2,801,047	2,787,792	8.12	22,447,353
Series C-3	5,549,738	5,135,965	8.12	41,600,191

				$89,799,483

The Company’s total proceeds, net of offering costs, for its outstanding convertible preferred stock, with a par value of $0.001 per share, consisted of the following:

	December 31,	December 31,	September 30,
Convertible Preferred Stock	2008	2009	2010
			(Unaudited)

Series A-1	$1,470,370	$1,470,370	$1,470,370
Series A-2	1,430,749	1,430,749	1,430,749
Series B	7,530,180	7,530,180	7,530,180
Series C-1	15,320,640	15,320,640	15,320,640
Series C-2	22,447,353	22,447,353	22,447,353
Series C-3	14,997,754	41,600,191	41,600,191

	$63,197,046	$89,799,483	$89,799,483

Following is a description of the conversion, dividends, liquidation, and voting characteristics of the Company’s convertible preferred stock.

Conversion. Each share of the Company’s convertible preferred stock may be converted at any time into shares of common stock at its conversion price at the option of the stockholder. The conversion price, which is $1.91 for the Series A-1, $5.73 for the Series A-2 and $8.12 per share for the Series B, C-1, C-2 and C-3 convertible preferred stock at December 31, 2009, adjusts proportionally for stock splits, stock dividends, and recapitalizations. If the Company issues or is deemed to have issued additional shares of common stock at a purchase price less than the applicable conversion price, exclusive of common stock options and certain other excluded issuances, the conversion price will be adjusted based on a weighted-average formula. The weighted-average formula is based upon the initial conversion price and common stock outstanding prior to issuance of additional shares of common stock. The conversion price is adjusted by multiplying it by a fraction, the numerator of which is the common stock outstanding prior to the issuance of additional shares of common stock plus the number of additional shares that would be purchased based upon the consideration received through the issuance and the conversion price, if any, and the denominator of which is the number

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

of shares of common stock outstanding prior to the issuance of additional shares of common stock plus the number of additional shares of common stock issued or deemed issued.

The convertible preferred stock converts to common stock automatically at the applicable conversion price upon approval of holders of at least 50 percent of the outstanding shares of the respective series of convertible preferred stock. All shares of convertible preferred stock will convert into common stock on a one-for-one basis upon the closing of this offering. At December 31, 2009, December 31, 2008 and September 30, 2010, 11,747,564, 8,465,108, and 11,747,564 shares of common stock were reserved for issuance upon conversion of convertible preferred stock.

Dividends. The holders of the convertible preferred stock are entitled to receive dividends when and if declared by the Board from legally available earnings at the rate of $0.15 per share for the Series A-1, $0.46 per share for the Series A-2 and $0.65 per share for the Series B, C-1, C-2 and C-3 convertible preferred stock. The full declared but unpaid dividend on convertible preferred stock must be paid prior to any dividend on the common stock. No dividends had been declared through December 31, 2009.

Liquidation. The holders of the Series A-1 and A-2 convertible preferred stock are entitled to receive $1.91 and $5.73 per share, respectively, plus any declared but unpaid dividends in the event of liquidation of the Company. The holders of the Series B, C-1, C-2, and C-3 convertible preferred stock are entitled to receive $8.12 per share plus any declared but unpaid dividends in the event of liquidation of the Company. The holders of Series B, C-1, C-2, and C-3 convertible preferred stock receive preference over the holders of Series A-1 and A-2 convertible preferred stock. A liquidation is defined as (i) a sale of all or substantially all of the assets of the Company or a merger or consolidation which will result in the Company’s stockholders immediately prior to such transaction holding less than 51 percent of the voting power of the surviving, continuing or purchasing entity; and (ii) the sale, assignment, transfer or termination in any manner of (A) the amended and restated license agreement between the Company and Purdue Research Foundation dated October 1998, as amended from time to time, or (B) the patents, pending patents or patent rights described in such license agreement, except in the event that a transaction so effecting such license agreement or intellectual property shall not be deemed a liquidation if it has been unanimously approved by the Board.

Voting. Both holders of convertible preferred stock and common stock have voting rights. Each share of convertible preferred stock and common stock is entitled to one vote. Convertible preferred stock and common stock maintain the same voting rights, except for the election of the Board of Directors under which separate classes, based upon common stock and series of preferred stock, vote to elect a pre-determined number of directors.

10.  Stockholders’ Equity (Deficit)

Common Stock

In conjunction with the issuance of Series B convertible preferred stock, the Company issued common stock to several Series B investors. Under the terms of the agreement, the Company has the right, but not the obligation, to repurchase the common stock, if certain conditions are not met by the holders. At December 31, 2009 and September 30, 2010, 222,511 shares remain subject to certain conditions.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock Options

The Company has an employee stock option plan for which 1,570,680 shares of common stock are authorized and reserved at December 31, 2008 and 1,963,350 at December 31, 2009 and 2,486,910 at September 30, 2010. The plan is available to all employees, directors and certain contractors as determined by the Board. Employees are granted incentive stock options, while directors and contractors are issued non-qualified options. The plan allows the holder of the option to purchase common stock at the exercise price, which was at or above the fair value of the Company’s common stock on the date of grant.

Generally, options fully vest four years from the grant date and have a term of ten years. Options granted in connection with an employee’s commencement of employment generally vest over a four-year period with half of the shares subject to the grant vesting after two years of employment and remaining options vesting monthly over the remainder of the four-year period. Options granted for performance or promotions vest monthly over a four-year period. Unexercised stock options terminate on the tenth anniversary date after the date of grant. The Company recognizes the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. In connection with the adoption of ASC 718, the Company reassessed the valuation methodology for stock options and the related input assumptions. As a result, beginning with the 2006 stock option grant, the Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options. The Black-Scholes model allows the use of a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatility is derived from the historical volatility of the NASDAQ Biotechnology Index, which the Company has determined is a proxy for its volatility. The risk-free interest rate is derived from the weighted-average yield of a Treasury security with the same term as the expected life of the options. The expected life of the options was based on the weighted-average life of the Company’s historical option grants, and the dividend yield is based on historical experience and the Company’s estimate of future dividend yields. Since the Company has elected to use an index to determine the value of its stock options, it is applying the calculated value approach for a private company instead of using fair value.

The weighted-average value of the individual options granted during 2008, 2009 and 2010 were determined using the following assumptions:

			Nine Months
	Year Ended December 31,		Ended September 30,
	2008	2009	2010
			(Unaudited)

Weighted-average volatility	34.87%	35.59%	33.77%
Risk-free interest rate	4.04%	3.67%	3.76%
Weighted-average expected life	10.0 years	10.0 years	10.0 years
Dividend yield	0.00%	0.00%	0.00%

The resulting value of options granted was $536,057, $343,119, and $1,092,884 for the year ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, respectively, which will be amortized into income over the remaining requisite service period. The Company recognized stock-based compensation cost, net of forfeitures, in the amount of $136,028, $257,163, $381,877, $246,495, and $390,321 for the year ended December 31, 2007, 2008 and 2009 and the nine-month periods ended

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

September 30, 2009 and September 30, 2010, respectively. The Company’s stock option activity and related information are summarized as follows:

		Weighted-	Weighted-Average
		Average	Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic
	Options	Price	(In Years)	Value

Outstanding at January 1, 2008	1,057,806	$2.54
Granted during year	357,240	3.05
Exercised during year	(43,452)	1.05
Expired during year	(1,570)	5.87
Forfeited during year	(15,703)	2.45

Outstanding at December 31, 2008	1,354,321	$2.72	7.00	$(987,712)

Exercisable at December 31, 2008	799,986	2.81	5.89	(660,088)

Outstanding at January 1, 2009	1,354,321	2.72
Granted during year	374,227	2.54
Exercised during year	—	—
Expired during year	(119,607)	6.58
Forfeited during year	(20,732)	2.34

Outstanding at December 31, 2009	1,588,209	$2.39	7.23	$1,113,770

Exercisable at December 31, 2009	980,812	2.23	6.44	442,029

Outstanding at January 1, 2010 (unaudited)	1,588,209	2.39
Granted during year (unaudited)	526,852	4.05
Exercised during year (unaudited)	(17,293)	2.74
Expired during year (unaudited)	—	—
Forfeited during year (unaudited)	(20,812)	3.04

Outstanding at September 30, 2010 (unaudited)	2,076,956	$2.80	7.08	$9,179,496
Exercisable at September 30, 2010 (unaudited)	1,255,090	2.39	6.17	$5,986,030

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a rollforward of the Company’s nonvested stock options from December 31, 2007 to September 30, 2010.

		Weighted-Average
		Grant Date
	Options	Value

Nonvested stock options at January 1, 2008	481,709	$0.63
Granted during year	357,240	1.51
Vested during year	(267,341)	1.05
Expired during year	(1,570)	0.44
Forfeited during year	(15,703)	1.20

Nonvested at December 31, 2008	554,335	$1.05

Nonvested stock options at January 1, 2009	554,335	$1.05
Granted during year	374,227	0.92
Vested during year	(180,826)	1.15
Expired during year	(119,607)	6.59
Forfeited during year	(20,732)	1.24

Nonvested at December 31, 2009	607,397	$1.01

Nonvested stock options at January 1, 2010 (unaudited)	607,397	$1.01
Granted during year (unaudited)	526,852	2.06
Vested during year (unaudited)	(291,571)	1.39
Expired during year (unaudited)	—	—
Forfeited during year (unaudited)	(20,812)	1.03

Nonvested at September 30, 2010 (unaudited)	821,866	$1.43

The total grant date value of options vested during 2008, 2009 and 2010 was $271,116, $351,664 and $405,632, respectively. As of December 31, 2009 and September 30, 2010, the total remaining unrecognized compensation cost related to nonvested stock options granted subsequent to the adoption of ASC 718 on January 1, 2006, was $614,959 and $1,170,864, respectively, which will be amortized over the remaining requisite service period. The intrinsic value of options exercised was $0 and $24,160 for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

11.  Income Taxes

A reconciliation of the expected income tax benefit (expense) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for year ended December 31, 2007, 2008, and 2009:

	December 31,
	2007	2008	2009

Income tax computed at federal statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefits	8.5%	8.5%	8.5%
Research and development credits	5.8%	5.1%	5.7%
Permanent differences	(3.9)%	(3.4)%	(3.6)%
Other	0.6%	0.3%	0.2%
Change in valuation allowance	(45.0)%	(44.5)%	(44.8)%

Total	0.0%	0.0%	0.0%

At December 31, 2009, the Company has net operating loss carryforwards totaling $73,928,076 that may be used to offset future taxable income. If not used, the carryforwards will begin expiring in the year 2022. As of December 31, 2009 and September 30, 2010, the Company has not experienced a change in ownership, as defined under Section 382 of the U.S. Internal Revenue Code (the “Code”). The Company recognizes future tax benefits, such as net operating losses, to the extent those benefits are expected to be realized in future periods. Due to uncertainty surrounding the realization of its deferred tax assets, the Company has recorded an equal and offsetting valuation allowance against its net deferred tax assets.

Net deferred tax assets and liabilities are comprised of the following:

	December 31,
	2008	2009

Net operating loss carryforwards	$22,823,000	$29,571,000
Research and development credit carryforwards	3,341,900	4,285,000
Accrued vacation	34,000	40,000
Other	23,000	(16,000)

	26,221,900	33,880,000
Less valuation allowance	(26,221,900)	(33,880,000)

	$—	$—

12.  Collaborative Arrangements

In December 2005, the Company entered into a collaborative agreement with Bristol-Myers Squibb (“BMS”) granting BMS an exclusive worldwide license to its proprietary patent rights and know-how related to methods and compositions useful in making folate conjugates to develop and commercialize folate conjugates of epothilone compounds. To date, the Company received upfront payments, milestone payments, and maintenance payments totaling $8.1 million from BMS. As all payments are not contingent on specific performance or ongoing responsibilities of the Company, the Company recognized the upfront revenue upon contract signing, milestone revenue when milestones were achieved, and annual

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

maintenance fees when they were due. BMS terminated this agreement during 2010. As a result, the Company does not expect to receive additional milestones or royalties associated with this program. No material payments were expected to be received during 2011 and 2012 and, therefore, this termination does not have a material financial impact on the Company.

In October 2007, the Company entered into an exclusive worldwide license with R&D Biopharmaceuticals to research, develop, and commercialize products containing conjugates of folate receptor targeting compounds and tubulysin compounds. The Company paid an upfront fee of $300,000 as research and development and has since paid $50,000 in annual maintenance fees. The Company could pay $6,300,000 in additional contingent payments upon the achievement of specific scientific, clinical, and regulatory milestones, in addition to royalties upon commercial sales. All payments have been expensed as research and development as incurred, as there is no alternate future use for this technology.

In December 1995, as amended in October 1998, the Company entered into an exclusive license agreement with Purdue Research Foundation, which licenses the right under certain patents to the Company. The Company is obligated to pay an annual minimum royalty of $12,500 until commercial sales commence, following which time the payment of single digit royalty rates will commence. All payments have been expensed as incurred, as the Company does not believe there is an alternate future use for this technology.

In December 2009, the Company entered into a financial term sheet to be incorporated into a written license agreement with Purdue Research Foundation for a patent related to prostate cancer. The agreement was signed and became effective on March 1, 2010. Pursuant to the exclusive license agreement, the Company is subject to annual payments of $15,000, payable until first commercial sale, following which time the payment of single digit royalty rates will commence. In addition, certain clinical and regulatory milestone payments of $500,000 along with sales-based milestones related to third-party sales are also payable. The Company is also subject to penalties totaling $300,000 if certain diligence milestones are not met. Subsequent to the first commercial sales, the annual milestone is $100,000. Future milestone payments in excess of $500,000 may be waived by Purdue Research Foundation.

13.  Related-Party Transactions

The Company funds research at the employer of one of its founders and current Chief Science Officer. Amounts included in research and development expenses were $499,979, $394,474, $352,165, $263,944 and $293,494, for the year ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, respectively.

14.  Retirement Plans

The Company maintains a 401(k) retirement savings plan to provide retirement benefits for substantially all of its employees. Participants in the plan may elect to contribute a portion of their annual compensation to the plan, limited to the maximum allowed by the Code. The Company does not currently match 401(k) contributions.

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

15.  Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method and the if-converted method. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The following tables and discussion provide a reconciliation of the numerator and denominator of the basic and diluted net loss per share computations. The calculation below provides net loss, weighted-average common shares outstanding, and the resultant net loss per share on both a basic and diluted basis for the year ended December 31, 2007, 2008 and 2009 and nine months ended September 30, 2009 and 2010.

Historical net loss per share

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Numerator:
Net loss	$(13,657,820)	$(18,492,876)	$(17,005,685)	$(11,391,059)	$(16,744,998)
Denominator:
Weighted-average common shares outstanding	866,530	900,141	911,081	911,081	917,799
Basic and diluted net loss per share	$(15.76)	$(20.54)	$(18.67)	$(12.50)	(18.24)

As of December 31, 2007, 2008, and 2009 and September 30, 2009 and 2010, the following number of potential common stock equivalents were outstanding:

Common stock equivalents

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Outstanding common stock options	1,057,806	1,354,321	1,588,209	1,623,143	2,076,956
Outstanding restricted stock	222,511	222,511	222,511	222,511	222,511
Shares issuable upon conversion of preferred shares	8,465,108	8,465,108	11,747,564	10,793,960	11,747,564

Total	9,745,425	10,041,940	13,558,284	12,639,614	14,047,031

ENDOCYTE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

These common stock equivalents were excluded from the determination of diluted net loss per share due to their anti-dilutive effect on earnings.

16.  Subsequent Events (Unaudited)

In August 2010, the Board authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. Additionally, the Board approved the 2010 equity incentive plan and employee stock purchase plan.

On October 29, 2010, the Company was notified that it had been awarded a total of $1.5 million under section 48D of the Code for Qualifying Therapeutic Discovery Projects. In November 2010, the Company received $1.4 million of this award. The remaining $100,000 is payable to the Company in January 2011. This will be accounted for as other income.

In December 2010, the Company issued $8.1 million of Subordinated Convertible Promissory Notes (the “Subordinated Notes”) and in January 2011 the Company issued an additional $3.7 million of Subordinated Notes. The Subordinated Notes accrue interest in kind at an annual rate of 10.0 percent and are not due until maturity. The conversion price for the Subordinated Notes will be 85 percent of the next equity financing price, including the price of the common stock offered pursuant to this prospectus, if it occurs on or before June 30, 2011 or 80 percent of next equity financing price if it occurs after June 30, 2011. The fair value of the Subordinated Notes at issuance was approximately $13.8 million. The Subordinated Notes and any accrued and unpaid interest convert into common shares if, before one year from issuance, we complete an initial public offering with gross proceeds of at least $50.0 million. Alternatively, the Subordinated Notes and any accrued and unpaid interest convert into a new series of our preferred stock if, before one year from issuance, a private preferred stock financing occurs in which gross proceeds of at least $30.0 million is raised in a single or series of transactions. If the Subordinated Notes have not converted into equity by the one-year anniversary of their issuance, then the outstanding principal amount and any accrued and unpaid interest will convert into Series C-3 convertible preferred stock at a price equal of $8.12 per share.

In December 2010, the Company amended their term loan arrangement with Mid-Cap and SVB in order to access the remaining tranche of $5.0 million and increased the number of shares of Series C-3 preferred stock or other convertible preferred stock that may be issued prior to the earlier of the completion of this offering and December 31, 2010 exercisable under the warrant issued to these lenders, in consideration of the loan amount and interest rate.

5,350,000 Shares

Common Stock

RBC Capital Markets	Leerink Swann

Wedbush PacGrow Life Sciences	Baird

PROSPECTUS

, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the exchange listing fee:

Amount
to be Paid

Securities and Exchange Commission registration fee	$10,715
FINRA filing fee	9,729
NASDAQ Global Market listing fee	25,000
Blue Sky fees and expenses	15,000
Printing and engraving expenses	350,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	550,000
Transfer agent and registrar fees	3,500
Miscellaneous	36,056

Total	$2,000,000

ITEM 14.	Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 Section 102(b)(7) of the Delaware General Corporation Law further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

In addition, the proposed form of Underwriting Agreement, to be filed by amendment, is expected to provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Article IX of our amended and restated certificate of incorporation that will be effective upon the closing of this offering authorizes us to provide for the indemnification of directors to the fullest extent permissible under Delaware law.

We have entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15.	Recent Sales of Unregistered Securities

In the past three years, we have issued and sold the following securities:

Set forth below is information regarding shares of common stock and convertible preferred stock issued, options granted and warrants issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock

(1) Between March 9, 2007 and October 13, 2009, we issued and sold an aggregate of 5,135,965 shares of our Series C-3 convertible preferred stock at a per share price of $8.12 to accredited investors, some of which were affiliated with certain of our directors, for aggregate consideration of $41,691,484.

(2) From January 1, 2007 through December 31, 2010, we issued an aggregate of 105,689 shares of our common stock at prices ranging from $0.19 to $7.64 per share to certain of our employees, consultants and directors pursuant to the exercise of stock options under the 1997 Stock Plan for an aggregate purchase price of $142,118.

(3) From January 1, 2007 through December 31, 2010, we issued an aggregate of 20,554 shares of our common stock at prices ranging from $2.10 to $3.05 per share to certain of our employees, consultants and directors pursuant to the exercise of stock options under the 2007 Stock Plan for an aggregate purchase price of $53,615.

(b) Stock Option Grants and Warrant Issuances

(1) From January 1, 2007 through December 31, 2010, we granted stock options to purchase an aggregate of 1,681,695 shares of our common stock with exercise prices ranging from $2.10 to $7.25 per share, to certain of our employees, consultants and directors under the 2007 Stock Plan in connection with services provided by such parties to us.

(2) On December 31, 2007, we issued warrants to accredited investors, in connection with debt financings completed with such accredited investors, to purchase up to an aggregate of 69,294 shares of our Series C-3 convertible preferred stock, each at an exercise price of $8.12 per share.

(3) On August 27, 2010, we issued warrants to accredited investors, in connection with debt financings completed with such accredited investors, to purchase up to an aggregate of 43,116 shares of our Series C-3 convertible preferred stock, each at an exercise price of $8.12 per share. On December 14, 2010, we amended our arrangements with the holders of these warrants, which resulted in an adjustment to the warrants such that an additional 21,558 shares of our Series C-3 convertible preferred stock become exercisable under the warrants. The number and type of shares subject to these warrants are subject to adjustment.

(4) On December 14, 2010, we issued Subordinated Convertible Promissory Notes to three of our current stockholders in connection with a debt financing. The Subordinated Convertible Promissory Notes are convertible into shares of our common stock or preferred stock based on certain contingencies contained in the Subordinated Notes. All of the participants are accredited investors and one of whom is a Qualified Institutional Buyer, one of whom is our Chief Financial Officer, and one of whom has a long-standing relationship with us.

(5) On January 7, 2011, we issued additional Subordinated Convertible Promissory Notes to three of our current stockholders in connection with a subsequent tranche of our December 2010 debt financing. The Subordinated Convertible Promissory Notes are convertible into shares of our common stock or preferred stock based on certain contingencies contained in the Subordinated Notes. All of the participants are accredited investors: one of whom is a prior investor in the December 2010 initial tranche of the debt financing and has a long-standing relationship with us, one of whom is a Qualified Institutional Buyer and one of whom has a representative on our Board of Directors.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraph (a)(1) of this Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, and, in certain cases, in reliance on Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraphs (a)(2) and (a)(3) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (b)(1) of this Item 15 were made pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (b)(2) of this Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the

Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the purchasers of shares of our convertible preferred stock described above, the purchaser of shares of our common stock affiliated with a director and the parties to which warrants were issued described above represented to us in connection with their respective acquisitions described above that they were accredited investors and that they were acquiring the applicable securities for investment and not distribution and to the effect that they could bear the risks of the investment. Such parties received written disclosures that the applicable securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the issued shares of capital stock and the warrants described in this Item 15 included appropriate legends setting forth that the applicable securities have not been registered and the applicable restrictions on transfer.

ITEM 16.	Exhibits

(a) Exhibits

Exhibit
Number		Exhibit Title

1.1		Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.
3.2		Amended and Restated Certificate of Incorporation of the Registrant dated January 10, 2011.
3	.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering.
3	.4**	Bylaws of the Registrant, as currently in effect.
3	.5**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.
4.1		Specimen Common Stock Certificate of the Registrant.
4	.2**	Third Amended and Restated Investor Rights Agreement dated March 9, 2007, as amended, among the Registrant and the parties set forth therein.
4	.3**	Warrant to Purchase Shares of Series C-3 Preferred Stock issued by the Registrant to General Electric Capital Corporation on December 31, 2007.
4	.4**	Warrant to Purchase Shares of Series C-3 Preferred Stock issued by the Registrant to Oxford Finance Corporation on December 31, 2007.
4	.5**	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank on August 27, 2010.
4	.6**	Warrant to Purchase Stock issued by the Registrant to Midcap Funding III, LLC on August 27, 2010.
4	.7**	Form of Subordinated Convertible Promissory Note between the Registrant and the parties set forth in the Note Purchase Agreement dated December 14, 2010.
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1**	Form of Director and Executive Officer Indemnification Agreement.
10	.2**	1997 Stock Plan and forms of option agreements thereunder.
10	.3**	2007 Stock Plan and forms of option agreements thereunder.
10	.4**	2010 Equity Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering.
10	.5**	2010 Employee Stock Purchase Plan and forms of option agreements thereunder to be in effect upon the closing of this offering.
10	.6†**	Lease dated May 1, 2008 between the Registrant and 2639 Executive Building LLC.
10	.7**	Lease dated May 30, 2008 between the Registrant and Zeller Management Corporation, amended.
10	.8†**	Lease dated November 1, 2008 between the Registrant and 2639 Executive Building LLC.
10	.9**	Lease dated March 1, 2010 between the Registrant and Purdue Research Foundation.
10	.10**	Loan and Security Agreement dated December 31, 2007 among the Registrant, Oxford Finance Corporation and General Electric Capital Corporation, as amended.
10	.11†**	Amended and Restated Exclusive License Agreement dated October 21, 1998 between the Registrant and Purdue Research Foundation, as amended.
10	.12†**	Exclusive License Agreement effective March 1, 2010 between the Registrant and Purdue Research Foundation.

Exhibit
Number		Exhibit Title

10	.13**	Form of Change in Control Agreements each dated August 25, 2010 between Registrant and certain of its named executive officers.
10	.14**	Change in Control Agreement dated August 25, 2010 between the Registrant and P. Ron Ellis.
10	.15**	Change in Control Agreement dated August 25, 2010 between the Registrant and Michael A. Sherman.
10	.16**	Patent Assignment Agreement dated November 1, 2007 among the Registrant and the parties set forth therein.
10	.17**	Loan and Security Agreement dated August 27, 2010 among the Registrant, Midcap Funding III, LLC and Silicon Valley Bank, as amended on December 14, 2010.
10	.18**	Note Purchase Agreement, dated December 14, 2010 among the Registrant and the parties set forth therein.
10	.19**	Form of Subordination Agreement between Registrant and the parties set forth in the Note Purchase Agreement dated December 14, 2010.
23.1		Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

**	Previously filed

†	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Lafayette, State of Indiana, on January 12, 2011.

ENDOCYTE, INC.

By:	/s/ P. Ron Ellis
P. Ron Ellis
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/s/ P. Ron Ellis P. Ron Ellis	Director, President and Chief Executive Officer	January 12, 2011

/s/ Michael A. Sherman Michael A. Sherman	Chief Financial Officer and Principal Accounting Officer	January 12, 2011

/s/ John C. Aplin* John C. Aplin	Director	January 12, 2011

/s/ Philip S. Low* Philip S. Low	Director and Chief Science Officer	January 12, 2011

/s/ Douglas G. Bailey* Douglas G. Bailey	Director	January 12, 2011

/s/ Keith E. Brauer* Keith E. Brauer	Director	January 12, 2011

/s/ John G. Clawson* John G. Clawson	Chairman of the Board of Directors	January 12, 2011

/s/ Ann F. Hanham* Ann F. Hanham	Director	January 12, 2011

/s/ Fred A. Middleton* Fred A. Middleton	Director	January 12, 2011

/s/ James S. Shannon* James S. Shannon	Director	January 12, 2011

* /s/ Michael A. Sherman Michael A. Sherman Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1.1		Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.
3.2		Amended and Restated Certificate of Incorporation of the Registrant dated January 10, 2011.
3	.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering.
3	.4**	Bylaws of the Registrant, as currently in effect.
3	.5**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.
4.1		Specimen Common Stock Certificate of the Registrant.
4	.2**	Third Amended and Restated Investor Rights Agreement dated March 9, 2007, among the Registrant and the parties set forth therein, as amended.
4	.3**	Warrant to Purchase Shares of Series C-3 Preferred Stock issued by the Registrant to General Electric Capital Corporation on December 31, 2007.
4	.4**	Warrant to Purchase Shares of Series C-3 Preferred Stock issued by the Registrant to Oxford Finance Corporation on December 31, 2007.
4	.5**	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank on August 27, 2010.
4	.6**	Warrant to Purchase Stock issued by the Registrant to Midcap Funding III, LLC on August 27, 2010.
4	.7**	Form of Subordinated Convertible Promissory Note between the Registrant and the parties set forth in the Note Purchase Agreement dated December 14, 2010.
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1**	Form of Director and Executive Officer Indemnification Agreement.
10	.2**	1997 Stock Plan and forms of option agreements thereunder.
10	.3**	2007 Stock Plan and forms of option agreements thereunder.
10	.4**	2010 Equity Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering.
10	.5**	2010 Employee Stock Purchase Plan and forms of option agreements thereunder to be in effect upon the closing of this offering.
10	.6†**	Lease dated May 1, 2008 between the Registrant and 2639 Executive Building LLC.
10	.7**	Lease dated May 30, 2008 between the Registrant and Zeller Management Corporation, amended.
10	.8†**	Lease dated November 1, 2008 between the Registrant and 2639 Executive Building LLC.
10	.9**	Lease dated March 1, 2010 between the Registrant and Purdue Research Foundation.
10	.10**	Loan and Security Agreement dated December 31, 2007 among the Registrant, Oxford Finance Corporation and General Electric Capital Corporation, as amended.
10	.11†**	Amended and Restated Exclusive License Agreement dated October 21, 1998 between the Registrant and Purdue Research Foundation, as amended.
10	.12†**	Exclusive License Agreement effective March 1, 2010 between the Registrant and Purdue Research Foundation.
10	.13**	Form of Change in Control Agreements each dated August 25, 2010 between Registrant and certain of its named executive officers.

Exhibit
Number		Exhibit Title

10	.14**	Change in Control Agreement dated August 25, 2010 between the Registrant and P. Ron Ellis.
10	.15**	Change in Control Agreement dated August 25, 2010 between the Registrant and Michael A. Sherman.
10	.16**	Patent Assignment Agreement dated November 1, 2007 among the Registrant and the parties set forth therein.
10	.17**	Loan and Security Agreement dated August 27, 2010 among the Registrant, Midcap Funding III, LLC and Silicon Valley Bank, as amended on December 14, 2010.
10	.18**	Note Purchase Agreement, dated December 14, 2010 among the Registrant and the parties set forth therein.
10	.19**	Form of Subordination Agreement between Registrant and the parties set forth in the Note Purchase Agreement dated December 14, 2010.
23.1		Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

**	Previously filed

†	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.